Merger Implementation Agreement

Northgate Minerals Corporation

Perseverance Corporation Limited

Allens Arthur Robinson
Level 27, 530 Collins Street
Melbourne VIC 3000
Tel 61 3 9614 1011
Fax 61 3 9614 4661
www.aar.com.au

© Copyright Allens Arthur Robinson 2007

Merger Implementation Agreement

Table of Contents
1.	Definitions and Interpretation		1
	1.1	Definitions	1
	1.2	Interpretation	10
	1.3	Business Day	11
2.	Agreement to Propose and Implement Schemes		11
3.	Conditions Precedent and Pre-Implementation Steps		11
	3.1	Conditions Precedent to Share Scheme	11
	3.2	Conditions Precedent to Option Scheme	13
	3.3	Benefit and waiver of Conditions Precedent	13
	3.4	Best endeavours and co-operation	14
	3.5	Notifications	14
	3.6	Conditions Precedent not met	14
4.	Schemes and Noteholders' Resolution		15
	4.1	Outline of Schemes and Noteholders' Resolution	15
	4.2	Transaction Consideration	16
5.	Steps for Implementation		16
	5.1	Perseverance's obligations in respect of the Schemes	16
	5.2	Appeal process	17
	5.3	Perseverance's obligations in respect of the Noteholders' Resolution	17
	5.4	Northgate's obligations in respect of the Schemes	18
	5.5	Northgate's obligations in respect of the Noteholders' Resolution	18
	5.6	Preparation of Scheme Booklet	19
	5.7	Preparation of Notice of Meeting	20
	5.8	Perseverance Board recommendation	21
	5.9	Perseverance Board intentions	22
	5.10	Conduct of business	22
	5.11	Other obligations of Perseverance	23
6.	Representations and Warranties		23
	6.1	Representations by Perseverance	23
	6.2	Representations by Northgate	26
	6.3	Nature of provisions	28
7.	Public Announcements and Communications		28
	7.1	Public announcements	28
	7.2	Agreement on Communications	28
8.	Termination		29
	8.1	Termination for material breach	29
	8.2	Termination due to withdrawal of Perseverance Board recommendation	29
	8.3	Other termination events	29
	8.4	Automatic termination	30
	8.5	Effect of termination	30

			Page (i)

Merger Implementation Agreement

9.	Exclusivity		30
	9.1	No-shop restriction	30
	9.2	No-talk restriction	30
	9.3	No due diligence	31
	9.4	Notification	31
	9.5	Exceptions	32
	9.6	Normal provision of information	32
	9.7	No ongoing discussions	32
	9.8	Acknowledgement	33
10.	Payment of Liquidated Amount		33
	10.1	Rationale	33
	10.2	Payment by Perseverance to Northgate	33
	10.3	Compliance with law	34
	10.4	Other claims	35
11.	Reliance		36
	11.1	Reliance by parties	36
	11.2	Survival of representations	36
	11.3	Notification	36
12.	Indemnities		36
	12.1	Indemnity by Northgate	36
	12.2	Indemnity by Perseverance	36
	12.3	Survival of indemnities	37
13.	Confidentiality		37
14.	General		37
	14.1	Entire agreement	37
	14.2	Further acts	37
	14.4	Notices	37
	14.5	Expenses and stamp duties	39
	14.6	Amendments	39
	14.7	Assignment	39
	14.8	Governing law	39
	14.9	Waiver	39
	14.10	Consents	39
	14.11	No representation or reliance	39
	14.12	No merger	40
	14.13	GST 40
	14.14	Counterparts	40
Annexure 1 – Indicative Timetable			41
Annexure 2 – Share Scheme			44
Annexure 3 – Option Scheme			53
Annexure 4 – Share Deed Poll			61
Annexure 5 – Option Deed Poll			66

			Page (ii)

Merger Implementation Agreement

Annexure 6 – Form of Option Cancellation Deed			72
1.	Definitions and interpretations		1
	1.1	Definitions	1
2.	Conditions precedent		2
	2.1	Conditions precedent	2
	2.2	Parties to use best efforts to fulfil conditions precedent	2
	2.3	Notification	2
	2.4	Benefit and waiver	3
3.	Cancellation of Options		3
	3.1	Date of cancellation of the Options	3
	3.2	Surrender of Options certificates	3
4.	Release		3
5.	Termination		3
6.	General		3
	6.1	Further acts	3
	6.2	No dealing in Options	3
	6.3	Costs and expenses	4
	6.4	Stamp duty	4
	6.5	Representations and Warranties	4
	6.6	Notice	4
	6.7	Counterparts	5
	6.8	Governing law	5
	6.9	Entire Agreement	5
	Schedule - Details of Optionholder and Options		6
Annexure 7 – Terms for cancellation of Executive Options			8
Annexure 8 – Agreed Public Announcements			2
Execution Page			30

			Page (iii)

Merger Implementation Agreement
Date	October 2007

Parties

1.	Northgate Minerals Corporation of 18 King Street East, Suite 1602, Toronto, Ontario, M5C 1C4 (Northgate)

2.	Perseverance Corporation Limited ACN 010 650 049 of 117 Wills Street, Bendigo, Victoria 3550 (Perseverance)

Recitals

A	Northgate and Perseverance have agreed to effect a transaction by means of:

(a) schemes of arrangement under Part 5.1 of the Corporations Act involving Perseverance and its Shareholders and Optionholders respectively, pursuant to which Northgate will acquire all of the Shares in Perseverance, and under which all Options will be cancelled;
(b) a resolution of Noteholders to amend the Conditions such that the Notes will be redeemed upon the Share Scheme becoming Effective; and
(c) the cancellation of all of the Executive Options pursuant to the Executive Option Cancellation Deeds,

(together, the "Transaction").

B	Northgate and Perseverance have agreed in good faith to implement the Transaction upon and subject to the terms and conditions of this Agreement.

C	Northgate and Perseverance have agreed certain other matters in connection with the Transaction as set out in this Agreement.

It is agreed as follows.

1.

Definitions and Interpretation

1.1

Definitions

The following definitions apply unless the context requires otherwise.

Adviser means, in relation to an entity, a financier, financial adviser, corporate adviser, legal adviser, or technical or other expert adviser or consultant who provides advisory services in a professional capacity to the market in general and who has been engaged by that entity.

Agency Agreement means the agreement dated 20 December 2005 between Perseverance, Deutsche Bank AG, London Branch and Deutsche Trustee Company Limited entitled 'Paying and Conversion Agency Agreement'.

Merger Implementation Agreement

Agreed Public Announcements means the public announcements to be made by Perseverance and Northgate in the forms set out in Annexure 8.

Announcement Date means:

(a)

the date on which this Agreement is executed; or

(b)

if this Agreement is executed on a day which is not a Trading Day or is executed after 4.00pm (Melbourne time) on a day which is a Trading Day, the first Trading Day immediately following the day of execution.

ANZ means Australian and New Zealand Banking Group Limited.

ASIC means the Australian Securities and Investments Commission.

ASIC Review Draft means a draft of the Scheme Booklet which is to be provided to ASIC for approval.

ASIC Review Period means the period from the date on which the ASIC Review Draft is submitted to ASIC to the date on which ASIC confirms that it has no objection to the form of the Scheme Booklet.

ASX means ASX Limited (ABN 98 008 624 691) or, as the context requires, the financial market known as the Australian Securities Exchange operated by it.

ASX Listing Rules means the official listing rules of ASX.

Business Day has the meaning given in the ASX Listing Rules.

Communications means all forms of communications, whether written, oral, in electronic format or otherwise, and whether direct or indirect via agents or Representatives.

Competing Proposal means any proposed or possible transaction or arrangement pursuant to which, if ultimately completed, a person (other than Northgate or a Related Body Corporate of Northgate) would:

(a)

directly or indirectly, acquire an interest, a relevant interest in or become the holder of:

(i)

more than 50% of the Shares; or

(ii)

the whole or a substantial part or a material part of the business or property of Perseverance or the Perseverance Group;

(b)

acquire control of Perseverance, within the meaning of section 50AA of the Corporations Act; or

(c)

otherwise acquire or merge with Perseverance (including by a reverse takeover bid, reverse scheme of arrangement or dual listed companies structure).

Conditions has the same meaning as in the Trust Deed.

Conditions Precedent means the Share Scheme Conditions Precedent and the Option Scheme Conditions Precedent.

Confidentiality Agreement means the Agreement so entitled between Northgate and Perseverance and dated 26 June 2007.

Corporations Act means the Corporations Act 2001 (Cth).

Court means a court of competent jurisdiction under the Corporations Act.

Merger Implementation Agreement

Deeds Poll means the Share Deed Poll and the Option Deed Poll.

Effective means the coming into effect, pursuant to section 411(10) of the Corporations Act, of the order of the Court made under section 411(4)(b) in relation to a Scheme.

End Date means 31 March 2008, or such later date as Northgate and Perseverance may agree in writing.

Exclusivity Period means the period commencing on the date of this Agreement and ending on the earlier of:

(a)

the termination of this Agreement in accordance with its terms;

(b)

the Implementation Date; and

(c)

the End Date.

Executive Options means all options (including any performance rights or rights to have shares transferred) granted by Perseverance over or in respect of Shares or any other security of Perseverance (but, for the avoidance of doubt, excludes the Notes and the Options).

Executive Optionholder means a person who is recorded in the Option Register as the holder of Executive Options.

Executive Option Cancellation Deeds means deeds (in the form set out in Annexure 6) executed by each Executive Optionholder and Perseverance pursuant to which each Executive Optionholder agrees, subject to the Share Scheme becoming Effective, to the cancellation of all of his or her Executive Options in return for the payment by Perseverance to the Executive Optionholder of the applicable consideration as identified in Annexure 7.

Financing Agreements means:

(a)

the Assignment and Option Deed between ANZ, Northgate, Perseverance and each other member of the Perseverance Group;

(b)

the Facility Agreement between ANZ and each member of the Perseverance Group;

(c)

the Deed of Amendment and Restatement between ANZ and each member of the Perseverance Group,

(d)

the letter of Offer between ANZ, Leviathan Resources Limited and Stawell Gold Mines Pty Ltd; and

(e)

the letter of Offer between ANZ, Leviathan Resources Limited, Stawell Gold Mines Pty Ltd and Perseverance Exploration Pty Ltd.

each dated on or about the date of this Agreement.

Governmental Agency means any government or representative of a government or any governmental, semi-governmental, administrative, fiscal, regulatory or judicial body, department, commission, authority, tribunal, agency, competition authority or entity in Australia. It includes ASIC and ASX (and any other stock exchange).

Implementation Date in relation to a Scheme means the fifth Business Day following the Record Date.

Independent Expert means such person as Perseverance appoints to prepare independent expert's reports in relation to the Schemes.

Merger Implementation Agreement

Northgate Board means the board of directors of Northgate.

Northgate Group means Northgate and its Related Bodies Corporate.

Northgate Indemnified Parties means Northgate, the Related Bodies Corporate of Northgate, the Officers of Northgate, and the Officers of each Related Body Corporate of Northgate.

Northgate Provided Information means all information regarding or relating to the Northgate Group which, in the reasonable opinion of Perseverance, is necessary to ensure that the Scheme Booklet complies with the requirements of section 411(3) of the Corporations Act and ASIC Regulatory Guide 60 and ASIC Regulatory Guide 142 and that the Notice of Meeting complies with the requirements of the Trust Deed, the Conditions and all applicable laws.

Noteholder means a person who is a holder of Notes.

Noteholders' Resolution means an Extraordinary Resolution (as defined in the Trust Deed) to amend the Conditions (as defined in the Trust Deed) by:

(f)

deleting the definition of "Maturity Date" in Condition 2 and substituting the following:

'" Maturity Date" means the earlier of:

(i)

the tenth Business Day (as defined in the Share Scheme) after the date on which an order of a court of competent jurisdiction made under section 411(4)(b) of the Corporations Act approving the Share Scheme comes into effect pursuant to section 411(10) of the Corporations Act; and

(ii)

20 December 2012;';

(g)

inserting the following definition immediately after the definition of "Share Repurchase Threshold" in Condition 2:

'"Share Scheme" means a scheme of arrangement under Part 5.1 of the Corporations Act to be made between Perseverance and holders of ordinary shares in Perseverance which would result in all ordinary shares in Perseverance as at the record date for the scheme being transferred to Northgate or a related body corporate (as defined in the Corporations Act) in the event that an order of a court of competent jurisdiction made under section 411(4)(b) of the Corporations Act approving the scheme came into effect pursuant to section 411(10) of the Corporations Act;'; and

(h)

amending Condition 11(b) by:

(i)

renumbering paragraph (i) as paragraph (ii);

(ii)

renumbering paragraph (ii) as paragraph (iii); and

(iii)

inserting a new paragraph (i) as follows:

'(i)

the date on which an order of a court of competent jurisdiction made under section 411(4)(b) of the Corporations Act approving the Share Scheme comes into effect pursuant to section 411(10) of the Corporations Act;'.

Merger Implementation Agreement

For the avoidance of doubt, the Noteholders' Resolution may take the form of a Written Resolution.

Note Redemption Consideration means an amount equal to the total number of Notes on issue as at the tenth Business Day after the date that the Share Scheme becomes Effective, multiplied by an amount equal to $100,000 plus the amount of interest on a Note accrued since 20 December 2007.

Notes means the convertible notes issued by Perseverance in December 2005 pursuant to the offering circular dated 19 December 2005

Notice of Meeting means the documents referred to in clause 5.7, to be prepared by Perseverance in respect of the Noteholders' Resolution and despatched to Noteholders.

Officer means, in relation to an entity, its directors, officers and employees.

Optionholder means a person who is recorded in the Option Register as the holder of Options.

Options means the 176,716,000 options, each to subscribe for one Share in the capital of Perseverance, with an expiry date of 31 August 2009 (but, for the avoidance of doubt, excludes the Notes and the Executive Options).

Option Deed Poll means a deed poll substantially in the form of Annexure 5 (or in such other form  as is agreed between Northgate and Perseverance) under which Northgate covenants in favour of the Option Scheme Participants to perform its obligations under the Option Scheme.

Option Register means the register maintained by Perseverance under section 170 of the Corporations Act.

Option Scheme means the scheme of arrangement under Part 5.1 of the Corporations Act to be made between Perseverance and the Option Scheme Participants substantially in the form of Annexure 3, subject to any alterations or conditions made or required by the Court under section 411(6) of the Corporations Act and approved in writing by each party.

Option Scheme Conditions Precedent has the meaning given in clause 3.2.

Option Scheme Consideration means $0.08 for each Option held by an Option Scheme Participant as at the Record Date.

Option Scheme Meeting means the meeting of Optionholders to be ordered by the Court to be convened pursuant to section 411(1) of the Corporations Act in respect of the Option Scheme.

Option Scheme Participant means a person who is an Optionholder as at the Record Date (other than Northgate).

Option Scheme Resolution means the resolution to be put to Optionholders to approve the Option Scheme (such resolution will be put to Optionholders at the Option Meeting and must be approved by the requisite majorities of Optionholders under section 411(4) of the Corporations Act).

Perseverance Board means the board of directors of Perseverance.

Perseverance Group means Perseverance and its Related Bodies Corporate.

Perseverance Indemnified Parties means Perseverance, the Related Bodies Corporate of Perseverance, the Officers of Perseverance, and the Officers of each Related Body Corporate of Perseverance.

Merger Implementation Agreement

Perseverance Material Adverse Change means an event, occurrence or matter other than:

(a)

that required to be done or procured by Perseverance pursuant to this Agreement, the Schemes or an Executive Option Cancellation Deed;

(b)

as fairly disclosed in an announcement to the ASX prior to the date of this Agreement or as fairly disclosed by Perseverance to Northgate in writing by letter, fax or email to the person specified in clause 14.4 prior to the date of this Agreement (provided that disclosure of the risk or possibility of an event, occurrence or matter happening shall not be a disclosure of an actual event, occurrence or matter happening);

(c)

an actual event, occurrence or matter which is known to Northgate prior to the date of this Agreement (which does not include knowledge of the risk or possibility of an event, occurrence or matter happening);

(d)

those arising from changes in general economic or business conditions in Australia including changes in rates of corporate taxation and interest rates; or

(e)

any other event, occurrence or matter which the parties agree in writing shall be excluded from this definition,

which individually will, or is reasonably likely to, or when aggregated with all such events, occurrences or matters will, or is reasonably likely to:

(f)

diminish the value of the consolidated net assets of the Perseverance Group by $5 million or more;

(g)

diminish the consolidated net profit after tax of the Perseverance Group in any financial year by $2 million or more, excluding any costs and expenses incurred in connection with the Schemes; or

(h)

have a material adverse effect on the ability of Perseverance to perform its obligations under this Agreement.

Perseverance Provided Information means information included in the Scheme Booklet, other than:

(a)

Northgate Provided Information and any information solely derived from, or prepared solely in reliance on, Northgate Provided Information; and

(b)

the Independent Expert’s report and the investigating accountant's report.

Perseverance Regulated Event means the occurrence of any of the following:

(a)

Perseverance converts all or any of its shares into a larger or smaller number of shares;

(b)

Perseverance resolves to reduce its share capital in any way or reclassifies, redeems or repurchases directly or indirectly any of its shares;

(c)

Perseverance or any Related Body Corporate of Perseverance:

(i)

enters into a buy-back agreement; or

(ii)

resolves to approve the terms of a buy-back agreement under the Corporations Act;

(d)

Perseverance or any Related Body Corporate of Perseverance pays any amount to an employee or officer of the Perseverance Group in connection with the termination of their employment, or their ceasing to act as an officer of Perseverance or a Related Body Corporate, other than pursuant to an agreement in force prior to 5 October 2007;

Merger Implementation Agreement

(e)

Perseverance declares, pays or distributes any dividend, bonus or other share of its profits or assets, or returns or announces an intention to return or agree to return any capital to its members;

(f)

Perseverance or any Related Body Corporate of Perseverance:

(i)

issues or agrees to issue shares or instruments convertible into shares (each a Perseverance Security) to a person outside of the Perseverance Group; or

(ii)

grants or agrees to grant an option (including any performance right or right to have shares transferred) over or in respect of Perseverance Securities to a person outside of the Perseverance Group,

other than an issue of Shares pursuant to the exercise of an Option or an Executive Option or the conversion of a Convertible Note.

(g)

Perseverance makes a material change or amendment to its constitution;

(h)

Perseverance or any Related Body Corporate of Perseverance creates, or agrees to create, any mortgage, charge, lien or other encumbrance over the whole, or a substantial part, of its business or property, other than for the benefit of Northgate or its nominee;

(i)

Perseverance resolves that it be wound up;

(j)

a court makes an order for the winding up of Perseverance or of any Related Body Corporate of Perseverance;

(k)

a liquidator, provisional liquidator or administrator of Perseverance or of any Related Body Corporate of Perseverance is appointed;

(l)

a receiver or a receiver and manager is appointed in relation to the whole, or a substantial part, of the property of Perseverance or of any Related Body Corporate of Perseverance;

(m)

after the Announcement Date:

(i)

Perseverance or any Related Body Corporate of Perseverance acquires offers to acquire or agrees to acquire one or more companies, businesses or assets (or any interest in one or more companies, businesses or assets) for an amount in aggregate greater than $500,000, or makes an announcement in relation to such an acquisition, offer or agreement;

(ii)

Perseverance or any Related Body Corporate of Perseverance leases or disposes of, offers to lease or dispose of or agrees to lease or dispose of one or more companies, businesses or assets (or any interest in one or more companies, businesses or assets) for an amount, or in respect of which the book value (as recorded in Perseverance's statement of financial position as at 30 June 2007) is, in aggregate greater than $500,000, or makes an announcement in relation to such a lease, disposition, offer or agreement;

(iii)

Perseverance or any Related Body Corporate of Perseverance enters into, or offers to enter into or agrees to enter into, any agreement, joint venture or partnership involving a commitment of greater than 12 months other than in the ordinary course of business or which would require expenditure, or the foregoing of revenue, by the Perseverance Group of an amount which is, in aggregate, more than $500,000 or which would bring the aggregate new capital expenditure commitments of the Perseverance Group since the Announcement Date to more than $500,000, or makes an announcement in relation to such an entry, offer or agreement;

Merger Implementation Agreement

(iv)

Perseverance or any Related Body Corporate of Perseverance makes any loans, advances or capital contributions to, or investments in, any other person, other than to or in Perseverance or any wholly owned Related Body Corporate of Perseverance, or in the ordinary course of business; or

(v)

Perseverance or any Related Body Corporate of Perseverance incurs any indebtedness (other than under the Financing Agreements) or issues any indebtedness or debt securities other than in the ordinary course of business, or the business of the Perseverance Group not otherwise being carried on in the ordinary course;

(n)

Perseverance or any Related Body Corporate of Perseverance executes a deed of company arrangement;

(o)

Perseverance or any Related Body Corporate of Perseverance (as applicable) authorises, commits or agrees (whether or not subject to the satisfaction or waiver of any conditions) to take any of the actions referred to in any of the foregoing paragraphs, provided that a Perseverance Regulated Event will not include a matter:

(p)

required to be done or procured by Perseverance pursuant to this Agreement, the Schemes or an Executive Option Cancellation Deed;

(q)

which Perseverance is permitted to do, or not to do, under clause 9.5 whilst the Exclusivity Period continues, or which Perseverance is permitted to do, or not to do, in connection with any Competing Proposal once the Exclusivity Period ends;

(r)

in relation to which Northgate has expressly consented in writing; or

(s)

previously announced to ASX or fairly disclosed by Perseverance to Northgate in writing by letter, fax or email to the person specified in clause 14.4 prior to the date of this Agreement.

Principal Paying and Conversion Agent has the same meaning as in the Agency Agreement.

Record Date in relation to a Scheme means 7.00pm (Sydney time) on the fifth Business Day following the date on which the Scheme becomes Effective, or such earlier date as the parties may agree in writing.

Register means the register of members of Perseverance.

Related Body Corporate has the meaning given in the Corporations Act.

Representative means, in relation to a party:

(a)

a Related Body Corporate of the party; or

(b)

an Officer of the party or any of the party's Related Bodies Corporate; or

(c)

an Adviser to the party or any of the party's Related Bodies Corporate.

Schemes means the Share Scheme and the Option Scheme.

Merger Implementation Agreement

Scheme Booklet means the explanatory memorandum prepared, or to be prepared, by Perseverance in respect of the Schemes and despatched to Shareholders and Optionholders.

Scheme Meetings means the Share Scheme Meeting and the Option Scheme Meeting.

Scheme Participants means either or both of the Share Scheme Participants or the Option Scheme Participants (as the case requires).

Scheme Resolutions means the Share Scheme Resolution and the Option Scheme Resolution.

Second Court Date means the first day on which the application made to the Court for orders pursuant to section 411(4)(b) of the Corporations Act approving the Schemes is heard or, if the application is adjourned for any reason, the first day on which the adjourned application is heard.

Share means a fully paid ordinary share issued in the capital of Perseverance.

Shareholder means a person who is recorded in the Register as the holder of Shares.

Share Scheme means the scheme of arrangement under Part 5.1 of the Corporations Act to be made between Perseverance and the Scheme Participants substantially in the form of Annexure 2, subject to any alterations or conditions made or required by the Court under section 411(6) of the Corporations Act and approved in writing by each party.

Share Scheme Conditions Precedent has the meaning given in clause 3.1.

Share Scheme Consideration means $0.20 for each Share held by a Share Scheme Participant as at the Record Date.

Share Deed Poll means a deed poll substantially in the form of Annexure 4 (or in such other form as is agreed between Northgate and Perseverance) under which Northgate covenants in favour of the Share Scheme Participants to perform its obligations under the Share Scheme.

Share Scheme Meeting means the meeting of Shareholders to be ordered by the Court to be convened pursuant to section 411(1) of the Corporations Act in respect of the Share Scheme.

Share Scheme Participant means a person who is a Shareholder as at the Record Date (other than Northgate).

Share Scheme Resolution means the resolution to be put to Shareholders to approve the Share Scheme (such resolution will be put to Shareholders at the Share Scheme Meeting and must be approved by the requisite majorities of Shareholders under section 411(4) of the Corporations Act).

Superior Proposal means a bona fide Competing Proposal which the Perseverance Board reasonably believes, acting in good faith, and after having taken advice from its financial and legal advisers:

(a)

is capable of being valued and completed, taking into account all aspects of the Competing Proposal; and

(b)

would, if consummated in accordance with its terms and taking into account, among other things, all legal, financial, regulatory, timing and other aspects of such proposal and the person making such proposal, result in a transaction more favourable to the Shareholders from a financial point of view than the terms of the Share Scheme.

Timetable means the indicative timetable set out in Annexure 1, subject to any modifications as the parties may agree in writing.

Merger Implementation Agreement

Trading Day has the meaning given in the ASX Listing Rules.

Transaction has the meaning given in Recital A.

Transaction Consideration means each or all of the Share Scheme Consideration, the Note Resolution Consideration or the Option Scheme Consideration (as the case requires).

Trust Deed means the trust deed made on 20 December 2005 between Perseverance and Deutsche Trustee Company Limited in connection with the creation and issue of the Notes.

Written Resolution has the same meaning as in the Trust Deed.

1.2

Interpretation

In this Agreement, headings are for convenience only and do not affect the interpretation of this Agreement and, unless the context otherwise requires:

(a)

words importing the singular include the plural and vice versa;

(b)

words importing a gender include any gender;

(c)

other parts of speech and grammatical forms of a word or phrase defined in this Agreement have a corresponding meaning;

(d)

an expression importing a natural person includes any company, partnership, joint venture, association, corporation or other body corporate and any Governmental Agency;

(e)

a reference to any thing (including, but not limited to, any right) includes a part of that thing but nothing in this clause 1.2(e) implies that performance of part of an obligation constitutes performance of the obligation;

(f)

a reference to a clause, party, annexure, exhibit or schedule is a reference to a clause of, and a party, annexure, exhibit and schedule to, this Agreement and a reference to this Agreement includes any annexure, exhibit and schedule;

(g)

a reference to a statute, regulation, proclamation, ordinance or by-law includes all statutes, regulations, proclamations, ordinances or by-laws amending, consolidating or replacing it, whether passed by the same or another Governmental Agency with legal power to do so, and a reference to a statute includes all regulations, proclamations, ordinances and by-laws issued under that statute; (h) a reference to a document includes:

(i)

all amendments or supplements to, or replacements or novations of, that document; and

(ii)

any agreement in writing, or any certificate, notice, instrument or other document of any kind whether stored or provided in paper or electronic form;

(i)

a reference to a party to a document includes that party’s successors and permitted assigns;

(j)

no provision of this Agreement will be construed adversely to a party solely on the ground that the party was responsible for the preparation of this Agreement or that provision;

(k)

a reference to an agreement other than this Agreement includes an undertaking, deed, agreement or legally enforceable arrangement or understanding whether or not in writing;

Merger Implementation Agreement

(l)

a reference to an asset includes all property of any nature, including, but not limited to, a business, and all rights, revenues and benefits;

(m)

a reference to a body, other than a party to this Agreement (including, without limitation, an institute, association or authority), whether statutory or not:

(i)

which ceases to exist; or

(ii)

whose powers or functions are transferred to another body,

is a reference to the body which replaces it or which substantially succeeds to its powers or functions;

(n)

(without limiting the ways in which information can be provided or disclosed) information will be deemed to have been provided or disclosed by one party to the other if the party provides the other party or its agents or advisers with a document and the relevant piece of information is disclosed in the document;

(o)

where a word or phrase is given a defined meaning, any other part of speech or grammatical form of that word or phrase has a corresponding meaning;

(p)

the word "includes" in any form is not a word of limitation;

(q)

a reference to "$" or "dollar" is to Australian currency; and

(r)

a reference to any time is a reference to that time in Melbourne, Australia.

1.3

Business Day

Except where otherwise expressly provided, where under this Agreement the day on which any act, matter or thing is to be done is a day other than a Business Day, such act, matter or thing will be done on the next Business Day.

2.

Agreement to Propose and Implement Schemes

(a)

Perseverance agrees to propose and implement the Schemes and the Noteholders' Resolution upon and subject to the terms and conditions of this Agreement, and to use all reasonable endeavours to do so in accordance with the Timetable.

(b)

Northgate agrees to assist Perseverance to implement the Schemes and the Noteholders' Resolution upon and subject to the terms and conditions of this Agreement, and to use all reasonable endeavours to do so in accordance with the Timetable.

3.

Conditions Precedent and Pre-Implementation Steps

3.1

Conditions Precedent to Share Scheme

Subject to this clause 3, the obligations of Perseverance in clause 5.1(j) and Northgate’s obligation to pay the Share Scheme Consideration in accordance with the Share Deed Poll and clause 5.4(i) are subject to the satisfaction of each of the following conditions precedent (the Share Scheme Conditions Precedent):

Merger Implementation Agreement

(a)

Regulatory Approvals: before 8.00am on the Second Court Date:

(i)

(Commonwealth Treasurer) the Treasurer of the Commonwealth of Australia advising Northgate that there is no objection under the Australian Federal Government's foreign investment policy or under the Foreign Acquisition and Takeovers Act 1975 of Australia to the acquisition by Northgate of Shares and other securities of Perseverance, as contemplated by this Agreement; and

(ii)

(other approvals) all other approvals, consents, modifications or waivers of a Governmental Agency which are necessary to implement the Schemes are obtained;

(b)

Shareholder Approval: before 8.00am on the Second Court Date, the Share Scheme Resolution is approved by the requisite majorities of Shareholders;

(c)

Restraints: no temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing any aspect of the Share Scheme is in effect as at 8.00am on the Second Court Date;

(d)

Independent Expert: before the date on which the Scheme Booklet is lodged with ASIC, the Independent Expert gives a report to Perseverance that in its opinion the Share Scheme is in the best interests of Shareholders;

(e)

Perseverance Regulated Events: no Perseverance Regulated Event occurs between the date of this Agreement and 8.00am on the Second Court Date;

(f)

Perseverance Material Adverse Change: no Perseverance Material Adverse Change occurs, or is discovered, announced, disclosed or otherwise becomes known to Northgate between the date of this Agreement and 8.00am on the Second Court Date;

(g)

Perseverance Representations and Warranties: the representations and warranties of Perseverance set out in clause 6.1 of this Agreement are true and correct in all material respects as at the date of this Agreement and as at 8.00 am on the Second Court Date and the undertakings in that clause have been complied with;

(h)

Northgate Representations and Warranties: the representations and warranties of Northgate set out in clause 6.2 of this Agreement are true and correct in all material respects as at the date of this Agreement and as at 8.00 am on the Second Court Date and the undertakings in that clause have been complied with;

(i)

Approval of Noteholders' Resolution: before 8.00am on the Second Court Date, the Noteholders' Resolution has been approved by Noteholders in accordance with the Trust Deed and the Conditions and that approval has not been revoked or affected by any subsequent resolution of Noteholders; and

(j)

Executive Option Cancellation Deeds: no later than 5:00pm on the day which is 2 Business Days before the date of the Scheme Meetings, all Executive Optionholders have executed legally binding Executive Option Cancellation Deeds, accounting for the cancellation of all Executive Options.

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3.2

Conditions Precedent to Option Scheme

Subject to this clause 3, the obligations of Perseverance in clause 5.1(j) and Northgate’s obligation to pay the Options Scheme Consideration in accordance with the Option Deed Poll and clause 5.4(i) are subject to the satisfaction of each of the following conditions precedent (the Option Scheme Conditions Precedent):

(a)

Optionholder Approval: before 8.00am on the Second Court Date, the Option Scheme Resolution is approved by the requisite majorities of Optionholders;

(b)

Restraints: no temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing any aspect of the Option Scheme is in effect as at 8.00am on the Second Court Date;

(c)

Independent Expert: before the date on which the Scheme Booklet is lodged with ASIC, the Independent Expert gives a report to Perseverance that in its opinion the Option Scheme is in the best interests of Optionholders; and

(d)

Satisfaction of Share Scheme Conditions Precedent: before 8.00am on the Second Court Date, each of the Share Scheme Conditions Precedent has been satisfied.

3.3

Benefit and waiver of Conditions Precedent

(a)

The Conditions Precedent in clauses 3.1(c), 3.1(d), 3.2(b) and 3.2(c) are for the benefit of each party, and any breach or non-fulfilment of any of those Conditions Precedent may only be waived with the written consent of both parties.

(b)

The Conditions Precedent in clauses 3.1(e), 3.1(f), 3.1(g), 3.1(i) and 3.1(j), are for the sole benefit of Northgate, and any breach or non-fulfilment of any of those Conditions Precedent may only be waived by Northgate giving its written consent, provided that Northgate may not waive any breach or non-fulfilment of the Condition Precedent in clause 3.1(i) unless Northgate has acquired, or has obtained options or other rights to acquire, such number of Notes as would (in its reasonable opinion) entitle it to validly issue a compulsory acquisition notice under section 664C of the Corporations Act in relation to any Notes, Options or Executive Options not held by it in the event that the Share Scheme were to become Effective in circumstances where the Condition Precedent in clause 3.1(i) was not satisfied

(c)

The Condition Precedent in clause 3.1(h) is for the sole benefit of Perseverance, and any breach or non-fulfilment of that Condition Precedent may only be waived by Perseverance giving its written consent.

(d)

The Conditions Precedent in clauses 3.1(a), 3.1(b), 3.2(a) and 3.2(d) cannot be waived.

(e)

A party entitled to waive the breach or non-fulfilment of a Condition Precedent pursuant to this clause 3.3 may do so in its absolute discretion and, subject to the other party agreeing to abide by the conditions, may do so subject to conditions.

(f)

If a party waives the breach or non-fulfilment of a Condition Precedent, that waiver will not preclude it from suing the other party for any breach of this Agreement constituted by the same event which gave rise to the breach or non-fulfilment of the Condition Precedent.

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3.4

Best endeavours and co-operation

(a)

Perseverance must use its best endeavours to satisfy, or procure the satisfaction of, the Conditions Precedent in clauses 3.1(b), 3.1(e), 3.1(f), 3.1(g), 3.1(j) and 3.2(a).

(b)

Northgate must use its best endeavours to satisfy, or procure the satisfaction of, the Condition Precedent in clause 3.1(h).

(c)

Each of Northgate and Perseverance must use their respective best endeavours to:

(i)

satisfy, or procure the satisfaction of, the Conditions Precedent in clauses 3.1(a), 3.1(c), 3.1(d), 3.1(i), 3.2(b) and 3.2(c); and

(ii)

procure that there is no occurrence within the reasonable control of Northgate or Perseverance (as applicable) or their respective Related Bodies Corporate that would prevent any Condition Precedent from being satisfied.

(d)

For the purposes of paragraphs (a), (b) and (c), the "best endeavours" of a party will require that party to (among other things):

(i)

observe and comply with clause 7.2; and

(ii)

co-operate with the other party or a Governmental Agency or third party in good faith with a view to satisfying the Conditions Precedent, including providing all information reasonably required by the other party in relation to the Northgate Group or Perseverance Group (as applicable) in order to satisfy the Conditions Precedent and providing all information reasonably required by any Governmental Agency or other third party to such Governmental Agency or third party as appropriate.

3.5

Notifications

Each party must:

(a)

keep the other promptly and reasonably informed of the steps it has taken and of its progress towards satisfaction of the Conditions Precedent;

(b)

promptly notify the other in writing if it becomes aware that any Condition Precedent has been satisfied; and

(c)

promptly notify the other in writing of a failure to satisfy a Condition Precedent or of any material development of which it becomes aware that, individually or together with any other development, may lead to a Condition Precedent not being satisfied.

3.6

Conditions Precedent not met

(a)

If:

(i)

there is a breach or non-fulfilment of a Condition Precedent which is not waived in accordance with clause 3.3 by the time or date specified in clause 3.1 or 3.2 (as the case requires) for satisfaction of the Condition Precedent; or

(ii)

there is an act, failure to act, event or occurrence which will prevent a Condition Precedent being satisfied by the time or date specified in clause 3.1 or 3.2 (as the case requires) for its satisfaction (and the breach or non-fulfilment of the Condition Precedent which would otherwise occur has not already been waived),

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Northgate and Perseverance will consult in good faith with a view to determining whether:

(iii)

the Scheme to which the Condition Precedent relates may proceed by way of alternative means or methods;

(iv)

to extend the relevant time or date for satisfaction of the Condition Precedent;

(v)

to change the date of the application to be made to the Court for an order under section 411(4)(b) of the Corporations Act approving the relevant Scheme or adjourning that application (as applicable) to another date agreed by the parties; or

(vi)

to extend the End Date.

(b)

If Northgate and Perseverance are unable to reach agreement under sub-paragraphs (a)(iii), (a)(iv), (a)(v) or (a)(vi) in relation to a Share Scheme Condition Precedent within the Required Consultation Period (as defined below), either party may, provided that Condition Precedent is for the benefit of that party, terminate this Agreement, by notice in writing to the other party within 5 business days after the end of the Required Consultation Period, in which case clause 8.5 will have effect. Failing such termination within that period, the Condition Precedent will, where it is capable of being waived by that party, be taken to have been waived by that party and, where it is not capable of being waived by that party, will be taken as not being satisfied and the Agreement will be taken to have been terminated by that party in which case clause 8.5 will have effect.

(c)

For the purposes of clause 3.6(b), the Required Consultation Period is the shorter of:

(i)

five Business Days after both parties becoming aware that sub-paragraph (a)(i) or (a)(ii) above (as the case may be) is triggered; and

(ii)

the period commencing at the time both parties become aware that sub-paragraph (a)(i) or (a)(ii) above, as the case may be, is triggered and ending at 8.00 am on the Second Court Date.

4.

Schemes and Noteholders' Resolution

4.1

Outline of Schemes and Noteholders' Resolution

Subject to the terms and conditions of this Agreement, on the Implementation Date:

(a)

all of the Shares held by Share Scheme Participants will be transferred to Northgate and the Share Scheme Participants will be entitled to receive the Share Scheme Consideration;

(b)

all of the Notes will be redeemed by Perseverance in accordance with the Trust Deed and the Conditions;

(c)

all of the Options held by Option Scheme Participants will be cancelled and the Option Scheme Participants will be entitled to receive the Option Scheme Consideration.

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4.2

Transaction Consideration

(a)

Northgate covenants in favour of Perseverance (in its own right and as trustee on behalf of the Share Scheme Participants) that in consideration of the transfer to Northgate of each Share held by a Share Scheme Participant under the terms of the Share Scheme, Northgate will, subject to the terms of the Share Scheme, pay $0.20 to each such Share Scheme Participant for each Share held at the Record Date.

(b)

Northgate covenants in favour of Perseverance that, in the event that the Noteholders' Resolution is approved and the Share Scheme becomes Effective and in consideration for the cancellation by Perseverance of all Notes on the Implementation Date, Northgate will, on behalf of Perseverance, pay to the Principal Paying and Conversion Agent the Note Redemption Consideration in accordance with the Agency Agreement.

(c)

Northgate covenants in favour of Perseverance (in its own right and as trustee on behalf of the Option Scheme Participants) that in consideration of the cancellation of each Option held by an Option Scheme Participant under the terms of the Option Scheme, Northgate will, subject to the terms of the Option Scheme, pay $0.08 to each such Option Scheme Participant for each Option held at the Record Date.

5.

Steps for Implementation

5.1

Perseverance's obligations in respect of the Schemes

Perseverance must take all necessary steps to propose and implement each Scheme as soon as is reasonably practicable and use all reasonable endeavours to do so in accordance with the Timetable, including taking each of the following steps:

(a)

Preparation of Scheme Booklet: prepare the Scheme Booklet in accordance with clause 5.6;

(b)

Independent Expert: appoint the Independent Expert, and provide any assistance and information reasonably requested by the Independent Expert to enable it to prepare its reports in relation to the Schemes;

(c)

Approval of ASIC Review Draft: as soon as practicable after preparation of the ASIC Review Draft, procure that a meeting of the Perseverance Board is convened to approve the ASIC Review Draft as being in a form appropriate for despatch to the relevant Scheme Participants subject to completion of dates, numbers and minor corrections;

(d)

Lodgement of ASIC Review Draft: provide a copy of the ASIC Review Draft to ASIC;

(e)

ASIC Review Period: during the ASIC Review Period, keep Northgate informed of any matters raised by ASIC in relation to the Scheme Booklet, and use best endeavours, in cooperation with Northgate, to resolve any such matters;

(f)

Approval of Scheme Booklet: as soon as practicable after the end of the ASIC Review Period, procure that a meeting of the Perseverance Board is convened to approve the Scheme Booklet for despatch to the relevant Scheme Participants;

(g)

Court direction: apply to the Court for and order under section 411(1) of the Corporations Act directing Perseverance to convene the Scheme Meeting;

Merger Implementation Agreement

(h)

Scheme Meeting: convene the Scheme Meeting in accordance with the Court order, and put the Scheme Resolution to the relevant Scheme Participants at the Scheme Meeting, provided that if this Agreement is terminated under clause 8 it will take all steps reasonably required to ensure the Scheme Meeting is not held;

(i)

Section 411(17)(b) statement: apply to ASIC for the production of a statement pursuant to section 411(17)(b) of the Corporations Act stating that ASIC has no objection to the Scheme;

(j)

Court approval: if the Scheme Resolution is passed by the requisite majorities of Scheme Participants, as soon as practicable after such time apply to the Court for an order approving the Scheme in accordance with sections 411(4)(b) and 411(6) of the Corporations Act;

(k)

Lodge copy of Court order: if the Court approves the Scheme in accordance with sections 411(4)(b) and 411(6) of the Corporations Act, as soon as practicable after such time lodge with ASIC an office copy of the order approving the Scheme in accordance with section 411(10) of the Corporations Act;

(l)

Registration or cancellation: register all transfers of Shares to Northgate or cancel all Options (as the case requires) on the Implementation Date; and

(m)

All things necessary: do all other things contemplated by or necessary to lawfully give effect to the Schemes and the orders of the Court approving the Schemes.

5.2

Appeal process

If the Court refuses to make any orders convening a Scheme Meeting or approving a Scheme, Perseverance must appeal the Court's decision to the fullest extent possible (except to the extent that the parties agree otherwise, or independent Senior Counsel indicates that, in their view, an appeal would have no reasonable prospect of success before the End Date).

5.3

Perseverance's obligations in respect of the Noteholders' Resolution

Perseverance must take all necessary steps to propose and implement the Noteholders' Resolution as soon as is reasonably practicable and use all reasonable endeavours to do so in accordance with the Timetable, including taking each of the following steps:

(a)

Preparation of Notice of Meeting: prepare a Notice of Meeting in accordance with clause 5.7;

(b)

Approval of Notice of Meeting: as soon as practicable after preparation of the Notice of Meeting, procure that a meeting of the Perseverance Board is convened to approve the Notice of Meeting as being in a form appropriate for despatch to Noteholders;

(c)

Convene a meeting of Noteholders: convene a meeting of Noteholders in accordance with the Trust Deed and the Conditions, and dispatch the Notice of Meeting to Noteholders;

(d)

Cancellation: cancel all Notes on the Implementation Date; and

(e)

All things necessary: do all other things contemplated by or necessary to lawfully give effect to the Noteholders' Resolution.

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5.4

Northgate's obligations in respect of the Schemes

Northgate must take all necessary steps to assist Perseverance to propose and implement the Schemes as soon as is reasonably practicable and use all reasonable endeavours to do so in accordance with the Timetable, including taking each of the following steps:

(a)

Provide information: provide to Perseverance and its Representatives the information referred to in clause 5.6(d);

(b)

Preparation of Scheme Booklet: provide assistance with the preparation of the Scheme Booklet in accordance with clause 5.6;

(c)

Independent Expert information: provide any assistance and information reasonably requested by Perseverance or by the Independent Expert in connection with the preparation of the Independent Expert's reports to be despatched together with the Scheme Booklet;

(d)

ASIC Review Period: provide reasonable assistance to Perseverance to assist Perseverance to resolve any matter raised by ASIC regarding the Scheme Booklet or the Scheme during the ASIC Review Period;

(e)

Approval of Scheme Booklet: as soon as practicable after the end of the ASIC Review Period, procure that a meeting of the Northgate Board is convened to approve those sections of the Scheme Booklet that comprise the Northgate Provided Information as being in a form appropriate for despatch to relevant Scheme Participants;

(f)

Court representation: procure that it is represented by counsel at the Court hearings convened for the purposes of sections 411(1) and 411(4)(b) of the Corporations Act, at which, through its counsel, Northgate will undertake (if requested by the Court) to do all such things and take all such steps within its power as may be necessary in order to ensure the fulfilment of its obligations under this Agreement and the Schemes;

(g)

Communication to Perseverance Shareholders: without limiting the obligations of Northgate under the Confidentiality Agreement, not issue any written communication to any Perseverance Shareholder or any Governmental Agency in relation to the Schemes without first consulting with Perseverance as to the form and substance of that communication, and keep Perseverance informed of any material non-written communication with any Perseverance Shareholder or any Governmental Agency;

(h)

Deeds Poll: prior to dispatch of the Scheme Booklet to relevant Scheme Participants, execute the Deeds Poll;

(i)

Scheme Consideration: if a Scheme becomes Effective, provide the relevant Scheme Consideration in accordance with the relevant Deed Poll on the Implementation Date; and

(j)

All things necessary: do all other things contemplated by or necessary to lawfully give effect to the Schemes and the orders of the Court approving the Schemes.

5.5

Northgate's obligations in respect of the Noteholders' Resolution

Northgate must take all necessary steps to assist Perseverance to propose and implement the Noteholders' Resolution as soon as is reasonably practicable and use all reasonable endeavours to do so in accordance with the Timetable, including taking each of the following steps:

Merger Implementation Agreement

(a)

Provide information: provide to Perseverance and its Representatives the information referred to in clause 5.7(d);

(b)

Preparation of Notice of Meeting: provide assistance with the preparation of the Notice of Meeting in accordance with clause 5.7;

(c)

Approval of Notice of Meeting: as soon as practicable after preparation of the Notice of Meeting, procure that a meeting of the Northgate Board is convened to approve those sections of the Notice of Meeting that comprise the Northgate Provided Information as being in a form appropriate for despatch to Noteholders;

(d)

Note Redemption Consideration: if the Noteholders' Resolution is approved and the Share Scheme becomes Effective, provide the Note Redemption Consideration in accordance with clause 4.2(b); and

(e)

All things necessary: do all other things contemplated by or necessary to lawfully give effect to the Noteholders' Resolution.

5.6

Preparation of Scheme Booklet

(a)

Subject to Northgate complying with its obligations under clauses 5.6(d), Perseverance must prepare the Scheme Booklet as soon as practicable after the date of this Agreement and use all reasonable endeavours to do so in accordance with the Timetable.

(b)

Perseverance must ensure that the Scheme Booklet complies with the requirements of the Corporations Act, ASX Listing Rules, ASIC Regulatory Guide 60 and ASIC Regulatory Guide 142 (except that the obligation to do so in respect of the Northgate Provided Information is subject to Northgate complying with its obligations under clauses 5.6(d), 6.2(g), 6.2(h) and 6.2(i)).

(c)

Without limiting clause 5.6(b), the Scheme Booklet will include:

(i)

the Schemes;

(ii)

a notice of Scheme Meeting and proxy form for each Scheme;

(iii)

a copy of this Agreement (without the Annexures);

(iv)

a copy of the executed Deeds Poll;

(v)

the reports of the Independent Expert;

(vi)

a statement that the Perseverance Board unanimously recommends that the relevant Scheme Participants approve the relevant Scheme Resolution, in the absence of a Superior Proposal, unless prior to the issue of the Scheme Booklet the Perseverance Board has changed or withdrawn its recommendation in accordance with clause 5.8; and

(vii)

a statement that each Perseverance director that is able to control voting rights in relation to Shares, Notes or Options intends to vote those Shares, Notes or Options or procure that those Shares, Notes or Options are voted, in favour of the relevant Scheme, in the absence of a Superior Proposal, unless prior to the issue of the Scheme Booklet the Perseverance director has changed his or her voting intention in accordance with clause 5.8.

Merger Implementation Agreement

(d)

Northgate must provide the Northgate Provided Information to Perseverance and such assistance as Perseverance may reasonably require in order to adapt such information for inclusion in the Scheme Booklet as soon as practicable after the date of this Agreement (and use all reasonable endeavours to do so in accordance with the Timetable).

(e)

Perseverance must make available to Northgate drafts of the Scheme Booklet (including any draft of a report by the Independent Expert but excluding those sections containing the Independent Expert's opinions or conclusions), drafts of each document required for the Court hearings, consult with Northgate in relation to the content of those drafts (including the inclusion of any Northgate Provided Information), and consider in good faith, for the purpose of amending those drafts, comments from Northgate and its Representatives on those drafts.

(f)

Perseverance must obtain written consent from Northgate for the form and context in which any Northgate Provided Information appears in the Scheme Booklet, such consent not to be unreasonably withheld by Northgate.

(g)

Perseverance and Northgate each agree that the efficient preparation of the Scheme Booklet and the implementation of the Schemes is in the interests of their respective shareholders and that they will use all reasonable endeavours and utilise all necessary resources (including management resources and the resources of external advisers) to comply with their respective obligations under this clause 5.6 and to produce the Scheme Booklet as soon as reasonably practicable.

5.7

Preparation of Notice of Meeting

(a)

Subject to Northgate complying with its obligations under clauses 5.7(d), Perseverance must prepare the Notice of Meeting as soon as practicable after the date of this Agreement and use all reasonable endeavours to do so in accordance with the Timetable.

(b)

Perseverance must ensure that the Notice of Meeting complies with the requirements of the Trust Deed, the Conditions and any applicable law (except that the obligation to do so in respect of the Northgate Provided Information is subject to Northgate complying with its obligations under clauses 5.7(d), 6.2(g), 6.2(h) and 6.2(i)).

(c)

Without limiting clause 5.6(b), the Notice of Meeting will include:

(i)

a notice of meeting and proxy form;

(ii)

a document capable of being signed by Noteholders for the purposes of passing the Noteholders' Resolution as a Written Resolution, and a request that each Noteholder sign and return the document by the date indicated in the Timetable;

(iii)

an explanatory statement in relation to the notice of meeting;

(iv)

a statement that the Perseverance Board unanimously recommends that Noteholders approve the Noteholders' Resolution, in the absence of a Superior Proposal, unless prior to the issue of the Notice of Meeting the Perseverance Board has changed or withdrawn its recommendation in accordance with clause 5.8; and

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(v)

a statement that each Perseverance director that is able to control voting rights in relation to Notes intends to vote those Notes or procure that those Notes are voted, in favour of the Noteholders' Resolution, in the absence of a Superior Proposal, unless prior to the issue of the Notice of Meeting the Perseverance director has changed his or her voting intention in accordance with clause 5.8.

(d)

Northgate must provide the Northgate Provided Information to Perseverance and such assistance as Perseverance may reasonably require in order to adapt such information for inclusion in the Notice of Meeting as soon as practicable after the date of this Agreement (and use all reasonable endeavours to do so in accordance with the Timetable).

(e)

Perseverance must make available to Northgate drafts of the Notice of Meeting, drafts of each document required for the purposes of the Noteholders' Resolution, consult with Northgate in relation to the content of those drafts (including the inclusion of any Northgate Provided Information), and consider in good faith, for the purpose of amending those drafts, comments from Northgate and its Representatives on those drafts.

(f)

Perseverance must obtain written consent from Northgate for the form and context in which any Northgate Provided Information appears in the Notice of Meeting, such consent not to be unreasonably withheld by Northgate.

(g)

Perseverance and Northgate each agree that the efficient preparation of the Notice of Meeting and the implementation of the Noteholders' Resolution is in the interests of their respective shareholders and that they will use all reasonable endeavours and utilise all necessary resources (including management resources and the resources of external advisers) to comply with their respective obligations under this clause 5.7 and to produce the Notice of Meeting as soon as reasonably practicable.

5.8

Perseverance Board recommendation

Perseverance must use its reasonable endeavours to procure that the Perseverance Board:

(a)

will unanimously recommend that Shareholders, Noteholders and Optionholders approve the relevant Scheme Resolution or Noteholders' Resolution and will not withdraw that recommendation once made; and

(b)

will not make any public statement which would suggest that any Scheme or Noteholders' Resolution is no longer so recommended,

unless:

(c)

the Independent Expert gives a report to Perseverance which opines that the relevant Scheme is not in the best interests of Shareholders or Optionholders (as the case requires) (or, having given a report to Perseverance that in its opinion the relevant Scheme is in the best interests of Shareholders or Optionholders (as the case requires), gives a report changing that opinion for any reason to opine that the relevant Scheme is not in the best interests of Shareholders or Optionholders (as the case requires));

(d)

the Perseverance Board determines in accordance with clause 9.5(a) that a Competing Proposal constitutes a Superior Proposal to the Share Scheme; or

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(e)

the Perseverance Board has obtained written advice from Queen's Counsel or Senior Counsel that compliance or continued compliance with this clause would involve a breach of their duties or would be unlawful on any other basis.

5.9

Perseverance Board intentions

(a)

The Agreed Public Announcement to be issued by Perseverance immediately after execution of this Agreement must also state that each Perseverance director that is able to control voting rights in relation to Shares, Notes or Options intends to vote those Shares, Notes or Options or procure that those Shares, Notes or Options are voted, in favour of the relevant Scheme or Noteholders' Resolution, in the absence of a Superior Proposal, unless the Independent Expert gives a report to Perseverance which opines that the relevant Scheme is not in the best interests of Shareholders or Optionholder (as the case requires).

(b)

Perseverance undertakes to use its best endeavours to ensure that each Perseverance director who is able to control voting rights in relation to Shares, Notes or Options:

(i)

intends to vote in favour of the relevant Scheme or Noteholders' Resolution, or procure that the Shares, Notes or Options the voting rights of which the Perseverance director has control over are voted in favour of the relevant Scheme or Noteholders' Resolution; and

(ii)

does not change that voting intention,

unless:

(iii)

the Independent Expert gives a report to Perseverance which opines that the relevant Scheme is not in the best interests of Shareholders or Optionholder (as the case requires) (or, having given a report to Perseverance that in its opinion the relevant Scheme is in the best interests of Shareholders or Optionholders (as the case requires), gives a report changing that opinion for any reason to opine that the relevant Scheme is not in the best interests of Shareholders or Optionholders);

(iv)

the Perseverance Board determines in accordance with clause 9.5(a) that a Competing Proposal constitutes a Superior Proposal to the Share Scheme; or

(v)

the Perseverance Board has obtained written advice from Queen's Counsel or Senior Counsel in accordance with clause 5.8(e).

5.10

Conduct of business

(a)

Subject to clause 5.10(b):

(i)

unless otherwise agreed to in writing between Northgate and Perseverance or fairly disclosed in writing by a party to the other prior to the date of this Agreement, from the date of this Agreement up to and including the Implementation Date, Perseverance must, and must cause its Related Bodies Corporate to conduct their respective businesses in the ordinary and proper course in substantially the same manner as previously conducted; and

(ii)

without limiting the foregoing, from the date of this Agreement up to and including the Implementation Date, Perseverance must:

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(A)

conduct its mining operations in accordance with the current mine plans; and

(B)

ensure, to the extent within its control or the control of one of its Related Bodies Corporate, that a Perseverance Regulated Event does not occur without the prior written consent of Northgate.

(b)

Nothing which Perseverance is:

(i)

permitted to do, or not to do, under clause 9.5;

(ii)

permitted to do, or not to do, in connection with any Competing Proposal once the Exclusivity Period ends; or

(iii)

permitted to do under any carve-out to the definitions of Perseverance Material Adverse Change or Perseverance Regulated Event,

shall constitute a breach of its obligations under clause 5.10(a).

5.11

Other obligations of Perseverance

(a)

Perseverance must not appoint any person to the position of Chief Executive Officer or Managing Director of Perseverance without the prior consent of Northgate (including as to the terms on which such person is to be appointed).

(b)

Perseverance must not exercise any discretion conferred on it under any Option Cancellation Deed without the prior written consent of Northgate.

(c)

Perseverance must use reasonable endeavours to obtain and provide to Northgate details regarding the identity of current Noteholders.

6.

Representations and Warranties

6.1

Representations by Perseverance

Perseverance represents and warrants (and, where applicable, undertakes) to Northgate (on its own behalf and separately as trustee for each of the Northgate Indemnified Parties) that, except as fairly disclosed to Northgate in writing by letter, fax or email to the person specified in clause 14.4 prior to the date of this Agreement, as at the date of this Agreement, 8.00am on the Second Court Date and any other time to which a representation in this clause is expressed to be given:

(a)

Perseverance is a validly existing corporation registered under the laws of its place of incorporation;

(b)

the execution and delivery of this Agreement by Perseverance has been properly authorised by all necessary corporate action and Perseverance has full corporate power and lawful authority to execute and deliver this Agreement and to perform or cause to be performed its obligations under this Agreement;

(c)

this Agreement constitutes legal, valid and binding obligations on Perseverance (subject to laws generally affecting creditors’ rights and the principles of equity);

(d)

the execution and delivery of this Agreement will not violate, conflict with, or result in breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under any of the terms, conditions or provisions of: (i) the Constitution of Perseverance or any of its subsidiaries; and (ii) any material contract to which Perseverance or any of its Related Bodies Corporate is a party;

Merger Implementation Agreement

(e)

the execution and delivery of this Agreement will not violate any judgment, ruling, order, writ, injunction, award, decree, statute, ordinance, rule or regulation applicable to Perseverance or any of its Related Bodies Corporate;

(f)

other than in connection with or in compliance with any approvals and consents required by the Schemes as are specifically contemplated by this Agreement, no filing or registration by Perseverance or its Related Bodies Corporate with, or authorisation, consent or approval of, any governmental authority need be obtained by Perseverance or its subsidiaries in connection with the performance of its obligations hereunder or the consummation by Perseverance of the transactions contemplated hereby;

(g)

the Perseverance Provided Information contained in the Scheme Booklet and the Notice of Meeting:

(i)

will be prepared and included in the Scheme Booklet or Notice of Meeting (as the case requires) in good faith; and

(ii)

will comply in all material respects with, in the case of the Scheme Booklet, the requirements of the Corporations Act, the ASX Listing Rules, ASIC Regulatory Guide 60 and ASIC Regulatory Guide 142, and in the case of the Notice of Meeting, the requirements of the Trust Deed, the Conditions and all applicable laws;

(h)

all information provided by or on behalf of Perseverance to the Independent Expert to enable its reports to be included in the Scheme Booklet to be prepared and completed will be provided in good faith and on the understanding that it will rely upon that information for the purpose of preparing its reports for inclusion in the Scheme Booklet;

(i)

as at the date the Scheme Booklet is despatched to Shareholders, the Scheme Booklet (excluding the Northgate Provided Information and the Independent Expert's report) will not be misleading or deceptive in any material respect (whether by omission or otherwise);

(j)

as at the date the Notice of Meeting is despatched to Noteholders, the Notice of Meeting (excluding the Northgate Provided Information) will not be misleading or deceptive in any material respect (whether by omission or otherwise);

(k)

that, as a continuing obligation, but in respect of the Northgate Provided Information subject to Northgate complying with its obligations under clause 6.2(j), each of the Scheme Booklet and Notice of Meeting will be updated by all such further or new information which may arise after the relevant document has been despatched until the Scheme Meetings or meeting of Noteholders to which the relevant document relates, which is necessary to ensure that the Scheme Booklet and Notice of Meeting are not misleading or deceptive in any material respect (whether by omission or otherwise);

(l)

Perseverance is not in breach of its continuous disclosure obligations under the ASX Listing Rules;

Merger Implementation Agreement

(m)

Perseverance's financial statements for the financial year ended 30 June 2007 give a true and fair view of the financial position of Perseverance as at that date; and

(n)

as at the date of this Agreement, the total issued capital of Perseverance is:

(i)

889,525,625 Shares;

(ii)

370 Notes;

(iii)

176,716,000 Options; and

(iv)

11,144,000 Executive Options, and

there are no other Perseverance options, rights, performance rights, shares, convertible instruments or other equity securities (or offers or agreements to issue any of the foregoing).

(o)

to the best of the knowledge and belief of the Perseverance Board, and after having made reasonable inquiries, Perseverance has not received any notice of default by any member of the Perseverance Group in the performance or observance of any obligation, agreement, covenant or condition contained in any contract, bond, indenture, mortgage, deed of trust, loan or credit agreement, note, lease, sublease or other agreement or instrument to which any member of the Perseverance Group is a party or by which it or any of them may be bound, or to which any of the assets, properties or operations of, any member of the Perseverance Group is subject, except for such violations or defaults that could not reasonably be expected to have an effect of the kind referred to in paragraph (f) or (g) of the definition of Perseverance Material Adverse Change (each a Material Adverse Effect).

(p)

to the best of the knowledge and belief of the Perseverance Board, and after having made reasonable inquiries, there is no pending, threatened or contemplated, action, suit, proceeding, enquiry or investigation before or brought by or in any court or governmental agency or body, domestic or foreign, against or affecting any member of the Perseverance Group or any of their respective properties that, if determined adversely to the member of the Perseverance Group, could, individually or in aggregate, reasonably be expected to have a Material Adverse Effect.

(q)

to the best of the knowledge and belief of the Perseverance Board, and after having made reasonable inquiries, each member of the Perseverance Group:

(i)

possesses such certificates, permits, licenses, approvals, consents and other authorisations (collectively, Governmental Licenses) issued by the appropriate regulatory agencies or bodies necessary to conduct its business as currently conducted and each Governmental License is in full force and effect;

(ii)

has not received any notice of proceedings, termination, modification, revocation or default with respect to any Governmental License; and

(iii)

is not in default under any Governmental License and no event has occurred that, with notice or lapse of time, would constitute a default in the observance of any term, condition or covenant in any Governmental License.

(r)

to the best of the knowledge and belief of the Perseverance Board, and after having made reasonable inquiries, no member of the Perseverance Group is in violation of any statute, any rule, regulation, decision or order of any governmental agency or body or any court, domestic or foreign, relating to the use, disposal or release of hazardous or toxic substances or relating to the protection or restoration of the environment or human exposure to hazardous or toxic substances (collectively, Environmental Laws), owns or operates any real property contaminated with any substance that is subject to any Environmental Laws, is liable for any off-site disposal or contamination pursuant to any Environmental Laws, or is subject to any claim relating to any Environmental Laws, which violation, contamination, liability or claim, individually or in the aggregate, could be reasonably likely to have a Material Adverse Effect (an Environmental Claim), and there are no pending investigations which could reasonably be expected to result in an Environmental Claim;

Merger Implementation Agreement

(s)

each member of the Perseverance Group has good and marketable title to or rights of access to or usage of all real property owned, used or operated by them and free, unencumbered and marketable title to or rights of access to or usage of all personal property owned, used or operated by them, in each case, free and clear of all mortgages, pledges, liens, defects, security, interest, claims, restrictions or encumbrances of any kind, other than as disclosed in writing to Northgate in accordance with this clause 6.1, except as could not reasonably be expected to have a Material Adverse Effect;

(t)

each member of the Perseverance Group holds any leased real or personal property under valid and enforceable leases with no exceptions that would materially interfere with the use made or to be made thereof by them, other than exceptions as could not reasonably be expected to have a Material Adverse Effect; and

(u)

as at 30 June 2007 there was no interest outstanding in respect of the Notes, and Perseverance will pay the interest due in respect of the Notes on 20 December 2007 under the terms of the terms and conditions on which the Notes were issued, in accordance with those terms and conditions.

6.2

Representations by Northgate

Northgate represents and warrants (and, where applicable, undertakes) to Perseverance (on its own behalf and separately as trustee for each of the Perseverance Indemnified Parties) that, except as consented to in writing by Perseverance, as at the date of this Agreement, 8.00am on the Second Court Date and any other time to which a representation in this clause is expressed to be given,:

(a)

Northgate is a validly existing corporation registered under the laws of its place of incorporation;

(b)

the execution and delivery of this Agreement by Northgate has been properly authorised by all necessary corporate action and Northgate has full corporate power and lawful authority to execute and deliver this Agreement and to perform or cause to be performed its obligations under this Agreement;

(c)

this Agreement constitutes legal, valid and binding obligations on Northgate (subject to laws generally affecting creditors’ rights and the principles of equity);

(d)

the execution and delivery of this Agreement will not violate, conflict with, or result in breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under any of the terms, conditions or provisions of: (i) the Constitution of Northgate or any of its subsidiaries; and (ii) any material contract to which Northgate or any of its Related Bodies Corporate is a party;

Merger Implementation Agreement

(e)

the execution and delivery of this Agreement will not violate any judgment, ruling, order, writ, injunction, award, decree, statute, ordinance, rule or regulation applicable to Northgate or any of its Related Bodies Corporate;

(f)

other than in connection with or in compliance with any approvals and consents required by the Schemes as are specifically contemplated by this Agreement, no filing or registration by Northgate or its Related Bodies Corporate with, or authorisation, consent or approval of, any governmental authority need be obtained by Northgate or its subsidiaries in connection with the performance of its obligations hereunder or the consummation by Northgate of the transactions contemplated hereby;

(g)

the Northgate Provided Information:

(i)

will be provided in good faith and on the understanding that Perseverance and each of its Officers will rely on that information for the purposes of preparing the Scheme Booklet and Notice of Meeting and proposing the Schemes and the Noteholders' Resolution; and

(ii)

will comply in all material respects with the requirements of the Corporations Act, the ASX Listing Rules, ASIC Regulatory Guide 60 and ASIC Regulatory Guide 142, the Trust Deed, the Conditions and other applicable laws (as relevant);

(h)

all information provided by or on behalf of Northgate to the Independent Expert to enable its reports to be included in the Scheme Booklet to be prepared and completed will be provided in good faith and on the understanding that it will rely upon that information for the purpose of preparing its reports for inclusion in the Scheme Booklet;

(i)

as at the dates that the Scheme Booklet is despatched to relevant Scheme Participants and the Notice of Meeting is despatched to Noteholders, the Northgate Provided Information will not be misleading or deceptive in any material respect (whether by omission or otherwise);

(j)

that it will, as a continuing obligation, provide to Perseverance all such further or new material information that arises after the Scheme Booklet has been despatched until the date of the Scheme Meetings, or after the Notice of Meeting has been despatched until the date of the meeting of Noteholders, which is necessary to ensure that the Northgate Provided Information, in the form and context in which that information appears in the version of the Scheme Booklet or Notice of Meeting sent to relevant Scheme Participants or Noteholders (as the case requires), is not misleading or deceptive in any material respect (whether by omission or otherwise);

(k)

Northgate has, or will have on the Implementation Date, sufficient available cash, or committed funding on a certain funds basis, to pay to Scheme Participants the full amount of the Transaction Consideration in accordance with its obligations under this Agreement and the Deeds Poll.

Merger Implementation Agreement

6.3

Nature of provisions

Each of the representations, warranties and undertakings given by a party in this clause 6 must be construed as a separate and independent provision and will not be limited or restricted by reference to the terms of any other representation, warranty or undertaking in this clause 6 or any other term of this Agreement.

7.

Public Announcements and Communications

7.1

 Public announcements

(a)

On the Announcement Date, Perseverance and Northgate must release the Agreed Public Announcements, which have attached to them a summary of the key terms of this Agreement.

(b)

Subject to paragraph (c), each party must use its best endeavours to consult with the other prior to making any other public announcements in connection with the Scheme.

(c)

Where a party is required by applicable law, the ASX Listing Rules or any other applicable regulatory requirement or stock exchange regulation to make any announcement or make any disclosure relating to matters the subject of the Schemes or the Noteholders' Resolution, it may do so only after it has given the other party as much notice as is reasonably practicable in the context of any deadlines imposed by law or a Governmental Agency and, where reasonably practicable, has consulted with the other party as to the content of that announcement or disclosure.

7.2

Agreement on Communications

Except in relation to Communications regulated by clause 7.1 and to the extent permitted by applicable law:

(a)

Northgate and Perseverance must in good faith consult with each other and agree in advance on all aspects (including the timing, form, content and manner) of:

(i)

any Communications with any Governmental Agency, including ASIC, the Commonwealth Treasurer and any Commonwealth, State or Territory government department or member of parliament; and

(ii)

any press release,

in relation to the implementation of the Schemes or the Noteholders' Resolution, whether or not such Communications are for the purposes of satisfying a Condition Precedent;

(b)

each of Northgate and Perseverance must ensure that any other Communications with third parties in relation to the Schemes or Noteholders' Resolution (such as with employees or shareholders or with the media other than by way of press release) must be in accordance with the communication protocols and messages agreed between the parties;

(c)

each party must provide copies to the other party of any written Communications sent to or received from a person referred to in clause 7.2(a) promptly upon despatch or receipt (as the case may be); and

Merger Implementation Agreement

(d)

each party shall have the right to be present and make submissions at or in relation to any proposed meeting with any Governmental Agency in relation to the Schemes or Noteholders' Resolution.

8.

Termination

8.1

Termination for material breach

This Agreement may be terminated at any time prior to the commencement of the Court hearing on the Second Court Date by a party if:

(a)

the other party is in material breach of any clause of this Agreement (including a representation, warranty or undertaking in clause 6), taken in the context of the Schemes as a whole, before the commencement of the Court hearing on the Second Court Date;

(b)

the non-defaulting party has given notice to the other party setting out the material breach and stating an intention to terminate this Agreement; and

(c)

the material breach has continued to exist for five Business Days (or any shorter period ending immediately prior to the commencement of the Court hearing on the Second Court Date) from the time such notice is given.

8.2

Termination due to withdrawal of Perseverance Board recommendation

This Agreement may be terminated at any time by either party prior to the commencement of the Court hearing on the Second Court Date if:

(a)

any Perseverance Director makes a public statement changing or withdrawing their recommendation of the Schemes or Noteholders' Resolution whether or not in accordance with clause 5.8, it being understood that failing to affirm the approval or recommendation of the board of directors of Perseverance of the transactions contemplated in this Agreement within 3 Business Days after a Competing Proposal, which does not constitute a Superior Proposal, has been publicly announced shall be deemed to be a withdrawal if such failure occurs prior to the Scheme Meetings or Noteholders' Resolution (as the case requires); or

(b)

the Independent Expert, having given reports to Perseverance that in its opinion the Share Scheme are in the best interests of Shareholders, changes that opinion for any reason,

provided that Perseverance may not terminate this Agreement in the above circumstances as a result of receiving a Competing Proposal unless the period referred to in clause 9.4(b) has expired and:

(c)

Northgate does not offer to amend the terms of the Schemes and Noteholders' Resolution in accordance with clause 9.4(c); or

(d)

the Perseverance Board, acting in good faith and after consultation with its financial and legal advisers, determines that the offer referred to in paragraph (c), would not provide a superior outcome for Shareholders than the Competing Proposal.

8.3

Other termination events

This Agreement may be terminated at any time prior to the commencement of the Court hearing on the Second Court Date by a party:

Merger Implementation Agreement

(a)

if the Court refuses to make any order convening the Share Scheme Meeting and that party obtains an opinion from Queen's Counsel or Senior Counsel that an appeal against that decision would have no reasonable prospect of success;

(b)

if a Court or other Governmental Agency has issued a final and non-appealable order, decree or ruling or taken other action which permanently restrains or prohibits any Scheme or the Noteholders' Resolution;

(c)

in accordance with clause 3.6; or

(d)

if the Schemes have not become Effective on or before the End Date.

8.4

Automatic termination

Without limiting any other provision of this Agreement, this Agreement will terminate automatically, without the action of any party, in the event that:

(a)

the Share Scheme Resolution is not approved by the requisite majorities of Shareholders; or

(b)

the Noteholders' Resolution is not approved by the requisite majorities of Noteholders, and Northgate has not waived the Share Scheme Condition Precedent in clause 3.1(i) within five Business Days.

8.5

Effect of termination

In the event of termination of this Agreement by either Northgate or Perseverance pursuant to clauses 8.1, 8.2 or 8.3, or if this Agreement terminates automatically pursuant to clause 8.4, this Agreement will have no further force or effect and the parties will have no further obligations under this Agreement, other than in respect of any accrued rights or remedies including in respect of any liability for an antecedent breach of this Agreement and provided that this clause 8 and clauses 6, 10, 11, 12, 13, 14.4, 14.5 and clauses 14.7 to 14.14 (both inclusive) survive termination.

9.

Exclusivity

9.1

No-shop restriction

During the Exclusivity Period Perseverance must ensure that neither it nor any of its Representatives directly or indirectly solicits, invites, facilitates or encourages, including by way of furnishing information or entering into any form of agreement, arrangement or understanding, or communicates any intention to do any of these things, with a view to obtaining any enquiries, offers or proposals from any person in relation to a Competing Proposal for Perseverance.

9.2

No-talk restriction

Subject to clause 9.5, during the Exclusivity Period Perseverance must ensure that neither it nor any of its Related Bodies Corporate or Representatives negotiates or enters into, continues or participates in negotiations or discussions with any other person regarding a Competing Proposal for Perseverance, even if

(a)

that person’s Competing Proposal for Perseverance was not directly or indirectly solicited, initiated, facilitated or encouraged by Perseverance or any of its Representatives; or

(b)

that person has publicly announced their Competing Proposal for Perseverance.

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Perseverance shall be responsible for any breach of this section 9.2 by its Related Bodies Corporate or Representatives.

9.3

No due diligence

Without limiting the general nature of clause 9.2 but subject to clause 9.5, during the Exclusivity Period Perseverance must not without Northgate's prior written consent:

(a)

solicit, invite, facilitate or encourage any party (other than Northgate or its Representatives) to undertake due diligence investigations on Perseverance or any of its Related Bodies Corporate where to do so would involve a breach of clause 9.1; or

(b)

make available to any person (other than to Northgate or its Representatives) or permit any such person to receive any non-public information relating to Perseverance or any of its Related Bodies Corporate in connection with such person formulating, developing or finalising, or assisting in the formulation, development or finalisation of, a Competing Proposal.

9.4

Notification

(a)

Subject to clause 9.5, during the Exclusivity Period Perseverance must immediately inform Northgate if it is approached by any person to engage in any activity that would breach its obligations in clauses 9.2 or 9.3 (or would breach its obligations in clauses 9.2 or 9.3 if it were not for clause 9.5), but Perseverance will not be obliged to identify the relevant person to Northgate, or the details of the Competing Proposal, unless:

(i)

such Competing Proposal, or details of the relevant Competing Proposal, has been made public; or

(ii)

clause 9.5 permits or requires Perseverance to respond to the Competing Proposal.

(b)

If Perseverance receives a Competing Proposal that constitutes a Superior Proposal and as a result proposes to publicly change or withdraw its recommendation that Shareholders vote in favour of the Share Scheme, the Perseverance Board must give Northgate 5 clear Business Days notice (such notice to be in writing) of such change or withdrawal, and provide to Northgate all material terms of the Competing Proposal, including details of the proposed price (including details of the consideration if not simply cash), conditions, timing and break fee (if any). Any information provided pursuant to this clause 9.4(b) will be provided subject to the terms of the Confidentiality Agreement.

(c)

During the period of 5 clear Business Days referred to in clause 9.4(b), Northgate will have the right to offer to amend the terms of the Schemes and the Noteholders' Resolution (a Counterproposal) with the objective that the Share Scheme (as amended) would provide a superior outcome for the Shareholders than the Competing Proposal.

(d)

The Perseverance Board must consider the Counterproposal and if the Perseverance Board, acting in good faith, after consultation with its financial and legal advisers, determines that the Counterproposal would provide a superior outcome for the Shareholders than the Competing Proposal (it being acknowledged that the price implied by the Counterproposal does have to be above, but does not have to be materially above, that implied by the Competing Proposal for the Perseverance Board to consider the Counterproposal in relation to price to be superior, and the Perseverance Board, acting in good faith, determines that the other terms and conditions taken as a whole are not less favourable than those in the Competing Proposal) Northgate and Perseverance must use their best endeavours to agree the amendments to the Schemes, the Noteholders' Resolution and the Deeds Poll which are reasonably necessary to reflect the Counterproposal, (including amendments to the Transaction Consideration which are reasonably necessary to reflect the Counterproposal), and to enter into an appropriate amended agreement to give effect to those amendments and to implement the Counterproposal, in each case as soon as reasonably practicable.

Merger Implementation Agreement

9.5

Exceptions

(a)

The obligations in clauses 9.2 and 9.3 and 9.4 do not apply to the extent that they restrict Perseverance, the Perseverance Board or any of Perseverance's Representatives from taking any action in respect of a bona fide Competing Proposal for Perseverance which was not encouraged, solicited, invited, facilitated or initiated by Perseverance in contravention of clause 9.1, or to the extent that they require Perseverance to provide the notification or details referred to in clause 9.4, provided that the Perseverance Board has determined, in good faith and acting reasonably, after consultation with its financial and legal advisers, that:

(i)

the Competing Proposal for Perseverance is a Superior Proposal; or

(ii)

failing to respond in any way to that Competing Proposal for Perseverance or the consequences of providing the notification or details referred to in clause 9.4 would be likely to cause the Perseverance directors to breach their fiduciary or other legal duties, after receiving written advice to that effect from Perseverance's external lawyers, and a notice must be immediately sent to Northgate that it is relying on the carve out in this clause 9.5(a).

9.6

Normal provision of information

Nothing in this clause 9 prevents Perseverance from:

(a)

providing information to its Representatives;

(b)

providing information to rating agencies or any Governmental Agency;

(c)

providing information to its auditors, Advisers, customers, joint venturers and suppliers acting in that capacity in the ordinary course of business; or

(d)

making presentations to brokers, portfolio investors, analysts and other third parties in the ordinary course of business.

9.7

No ongoing discussions

Perseverance represents and warrants to Northgate that as at the date of this Agreement it is not in discussions or negotiations with any third party regarding any Competing Proposal.

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9.8

Acknowledgement

Northgate has required Perseverance to agree to the obligations set out in this clause 9 in consideration of it proceeding to implement the Scheme and incurring significant costs in doing so. In the absence of obtaining these obligations, Northgate would not have entered into this Agreement.

10.

Payment of Liquidated Amount

10.1

Rationale

(a)

Perseverance believes that the Transaction will provide significant benefits to Perseverance and its shareholders. Perseverance and Northgate acknowledge that, if they enter into this Agreement and the Transaction is subsequently not implemented, Northgate will incur significant costs.

(b)

In the circumstances referred to in clause 10.1(a), Northgate requested that provision be made for the payments outlined in clause 10.2, without which it would have entered into this Agreement.

(c)

The Perseverance Board believes that, in the circumstances referred to in clause 10.1(a), it is appropriate for Perseverance to agree to the payment referred to in clause 10.2 to secure Northgate's participation in the Transaction.

(d)

The amount payable by Perseverance pursuant to clause 10.2 is an amount to compensate Northgate for the following:

(i)

advisory costs;

(ii)

costs of management and directors' time;

(iii)

commitment fees and financing costs;

(iv)

out-of-pocket expenses; and

(v)

reasonable opportunity costs incurred in pursuing the Scheme or in not pursuing other alternative acquisitions or strategic initiatives which could have developed to further that party's business and objectives.

10.2

Payment by Perseverance to Northgate

(a)

Subject to clause 10.2(d), Perseverance agrees to pay Northgate $2,500,000 (exclusive of GST) if:

(i)

Perseverance is in material breach of its obligations under this Agreement (including a breach of a representation, warranty or undertaking set out in clause 6.1 of this Agreement);

(ii)

a Perseverance Regulated Event occurs between the date of this Agreement and 8.00am on the Second Court Date;

(iii)

a Perseverance Material Adverse Change occurs, or is discovered, announced, disclosed or otherwise becomes known to Northgate between the date of this Agreement and 8.00am on the Second Court Date;

Merger Implementation Agreement

(iv)

the Independent Expert gives a report to Perseverance that in its opinion the Share Scheme is not in the best interests of Shareholders;

(v)

having given a report to Perseverance that in its opinion the Share Scheme is in the best interests of Shareholders, the Independent Expert changes either of those opinions for any reason;

(vi)

at any time before the end of the Scheme Meetings, the Perseverance Board makes a public statement changing or withdrawing its support or recommendation of the Schemes or the Noteholders' Resolution or fails to affirm the approval or recommendation of the board of directors of Perseverance of the transactions contemplated in this Agreement within 3 Business Days after a Competing Proposal, which does not constitute a Superior Proposal, is publicly announced; or

(vii)

at any time before the end of the Scheme Meetings, the Perseverance Board recommends a Competing Proposal for Perseverance, and this Agreement is terminated in accordance with its terms prior to the Implementation Date.

(b)

Clause 10.2(a)(vi) will not apply where the Perseverance Board makes a public statement changing or withdrawing its support or recommendation of the Scheme or Noteholders' Resolution as a consequence of any event referred to in clause 8.3 (other than as a result of a breach or non-fulfilment of the Condition Precedent referred to in clause 3.1(d) in circumstances where there is a Competing Proposal for Perseverance).

(c)

Perseverance must pay Northgate the amount referred to in clause 10.2(a) within 2 Business Days of receipt by Perseverance from Northgate of a demand for payment made after the occurrence of an event referred to in clause 10.2(a).

(d)

No amount is payable by Perseverance to Northgate under clause 10.2(a) only because the holders of Shares fail to pass, by the requisite majorities, the resolution to approve the Share Scheme at the Share Scheme Meeting, or the Share Scheme Condition Precedent in clause 3.1(i) is not satisfied or waived by the Second Court Date, in circumstances where the Perseverance Board has not made a public statement changing or withdrawing its support or recommendation of the Schemes or Noteholders' Resolution and has not recommended a Competing Proposal for Perseverance.

(e)

Despite anything else in this Agreement the fee payable to Northgate under clause 10.2 is only payable once.

10.3

Compliance with law

(a)

Subject to clause 10.3(f), if a court or the Takeovers Panel determines that any part of the agreement by a party under this clause 10:

(i)

constitutes, or would if performed constitute:

(A)

a breach of the fiduciary or statutory duties of that party's directors to that party; or

Merger Implementation Agreement

(B)

unacceptable circumstances within the meaning of the Corporations Act; or

(C)

is, or would if performed be, unlawful for any reason, then, provided that the relevant party has complied with its obligations under this clause 10.3, that party will not be obliged to comply with that part of the agreement (but will be obliged to comply with all other parts of the agreement).

(b)

Subject to clause 10.3(f), if it is determined by the Takeovers Panel or a court that all or any part of a payment made under this clause 10 involved a breach of the fiduciary or statutory duties of that party's directors to that party or unacceptable circumstances within the meaning of the Corporations Act, the party who received the payment must immediately refund all or such applicable part of it.

(c)

Subject to clause 10.3(f), if in such Takeovers Panel proceedings, the Takeovers Panel indicates to Northgate and Perseverance or either of them that in the absence of a written undertaking pursuant to section 201A of the Australian Securities and Investments Commission Act 2001 it will make a declaration of unacceptable circumstances, each of Northgate and Perseverance (as the case may be) may give that undertaking on their own behalf and must give reasonable consideration to giving that undertaking if requested by the other party. Where such undertakings are given, this clause 10 will operate in a manner consistent with the terms of such undertakings.

(d)

Subject to clause 10.3(f), neither party may make, nor may it cause or permit to be made, any application to a court, arbitral tribunal or the Takeovers Panel for or in relation to a determination referred to in clause 10.3(a).

(e)

If any third party makes any application to a court, arbitral tribunal or the Takeovers Panel for or in relation to a determination referred to in clause 10.3(a), then each party must make submissions in the course of those proceedings supporting to the fullest extent reasonably practicable the position that no such determination should be made.

(f)

Nothing in this clause 10.3 precludes either party from bringing or requires either party to bring appeal or review proceedings in relation to any determination referred to in clause 10.3(a). If either party brings such proceedings:

(i)

the other must make submissions in the course of those proceedings supporting to the fullest extent reasonably practicable the review application made by the first party; and

(ii)

for the purposes of this clause 10.3, the determination the subject of the appeal or review proceeding shall be deemed not to have been made and clauses 10.3(a), 10.3(b) and 10.3(c) shall have effect only in relation to any determination made in the appeal or review proceedings.

10.4

Other claims

Perseverance and Northgate acknowledge and agree that if an amount is paid under clause 10.2 in respect of an act or event, that payment constitutes Northgate's sole and exclusive remedy for any liability arising under or in connection with this Agreement in respect of that act or event.

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11.

Reliance

11.1

Reliance by parties

Each party (the Representor) acknowledges that:

(a)

in entering into this Agreement the other party has relied on the representations, warranties and undertakings provided by the Representor in clause 6.1 or 6.2 (as applicable); and

(b)

any breach of the representations, warranties and undertakings provided by the Representor in clause 6.1 or 6.2 (as applicable) after any Scheme becomes Effective may only give rise to a claim in damages and cannot result in a termination of this Agreement.

11.2

Survival of representations

Each representation and warranty in clauses 6.1 and 6.2:

(a)

is severable;

(b)

will survive the termination of this Agreement; and

(c)

is given with the intent that liability under it will not be confined to breaches which are discovered prior to the date of termination of this Agreement.

11.3

Notification

A party (the Notifying Party) will promptly advise the other in writing of:

(a)

a representation or warranty provided in this Agreement by the Notifying Party becoming false; or

(b)

a breach of this Agreement by the Notifying Party.

12.

Indemnities

12.1

Indemnity by Northgate

Northgate agrees with Perseverance (on Perseverance’s own behalf and separately as trustee or nominee for each of the other Perseverance Indemnified Parties) to indemnify and keep indemnified the Perseverance Indemnified Parties from and against all claims, actions, proceedings, liabilities, obligations, damages, loss, harm, charges, costs, expenses, duties and other outgoings of whatever nature and however arising which any of the Perseverance Indemnified Parties may suffer or incur by reason of any breach of any of the representations, warranties and undertakings in clause 6.2.

12.2

Indemnity by Perseverance

Perseverance agrees with Northgate (on Northgate’s own behalf and separately as trustee or nominee for each of the other Northgate Indemnified Parties) to indemnify and keep indemnified the Northgate Indemnified Parties from and against all claims, actions, proceedings, liabilities, obligations, damages, loss, harm, charges, costs, expenses, duties and other outgoings of whatever nature and however arising which any of the Northgate Indemnified Parties may suffer or incur by reason of any breach of any of the representations, warranties and undertakings in clause 6.1.

Merger Implementation Agreement

12.3

Survival of indemnities

Each indemnity in clauses 12.1 and 12.2 will:

(a)

be severable;

(b)

be a continuing obligation;

(c)

constitute a separate and independent obligation of the party giving the indemnity from any other obligations of that party under this Agreement; and

(d)

survive the termination of this Agreement.

13.

Confidentiality

Each party acknowledges and agrees that it remains bound by the Confidentiality Agreement and accepts that the terms of this Agreement will prevail over the Confidentiality Agreement to the extent of any inconsistency. In particular, the parties acknowledge and agree that clause 7 of this Agreement supersedes and replaces any conflicting clauses of the Confidentiality Agreement.

14.

General

14.1

Entire agreement

Without affecting the operation of clause 13, in relation to the subject matter of this Agreement, this Agreement:

(a)

embodies the entire understanding of the parties and constitutes the entire terms agreed upon between the parties; and

(b)

supersedes any prior agreement (whether or not in writing) between the parties.

14.2

Further acts

Each party will promptly do and perform all further acts and execute and deliver all further documents (in form and content reasonably satisfactory to that party) required by law or reasonably requested by any other party to give effect to this Agreement.

14.3

Severability

A term or part of a term of this Agreement that is illegal or unenforceable may be severed from this Agreement and the remaining terms or parts of the term of this Agreement continue in force.

14.4

Notices

Any communication under or in connection with this Agreement:

(a)

must be in writing;

(b)

must be addressed as shown below:

Northgate Minerals Corporation

Address:

18 King Street, Suite 1602
Toronto, Ontario M5C 1C4

Merger Implementation Agreement

Fax:

(01) 416 363 6392

Email:

crockingham@northgateminerals.com

For the attention of:

Chris Rockingham

Perseverance Corporation Limited

Address:

117 Wills Street, Bendigo, Victoria 3550

Fax:

(03) 5442 3955

Email:

Martin.Bouwmeester@perseverance.com.au

For the attention of:

Martin Bouwmeester

(or as otherwise notified by that party to the other party from time to time);

(c)

must be signed by the party making the communication or by a person duly authorised by that party, or in the case of a notice sent by email, sent from the work email address of such a person;

(d)

must be delivered or sent by email or fax to the addressee in accordance with clause 14.4(b); and

(e)

will be deemed to be received by the addressee:

(i)

(in the case of prepaid post) on the third Business Day after the date of posting to an address within Australia, and on the fifth Business Day after the date of posting to an address outside Australia;

(ii)

(in the case of email) on the first to occur of:

(A)

receipt by the sender of an email acknowledgement from the recipient’s information system showing that the communication has been delivered to the email address referred to in clause 14.4(b);

(B)

the time that the communication enters an information system which is under the control of the recipient; and

(C)

the time that the communication is first opened or read by an employee or officer of the recipient, but if the result is that a communication would be taken to be received on a day that is not a Business Day in the place to which the Notice is sent or is later than 5:00 pm (local time) on a Business Day it will be deemed to be received at 9:00 am on the next Business Day in that place.

(iii)

(in the case of fax) at the local time (in the place of receipt of that fax) which then equates to the time at which that fax is sent as shown on the transmission report which is produced by the machine from which that fax is sent and which confirms transmission of that fax in its entirety, unless that local time is not a Business Day, or is after 5.00 pm on a Business Day, when that communication will be deemed to be received at 9.00 am on the next Business Day; and

(iv)

(in the case of delivery by hand) on delivery at the address of the addressee as provided in clause 14.4(b) unless that delivery is not made on a Business Day, or after 5.00 pm on a Business Day, when that communication will be deemed to be received at 9.00 am on the next Business Day.

Merger Implementation Agreement

14.5

Expenses and stamp duties

(a)

Except as otherwise provided in this Agreement, each party will pay its own costs and expenses in connection with the negotiation, preparation, execution, and performance of this Agreement and the proposed, attempted or actual implementation of this Agreement and the Scheme.

(b)

Northgate must pay all stamp duties (if any) and any fines and penalties with respect to stamp duty in respect of this Agreement, the Schemes or the steps to be taken under this Agreement or the Schemes.

14.6

Amendments

This Agreement may only be varied by a document signed by or on behalf of each of the parties.

14.7

Assignment

A party cannot assign, novate or otherwise transfer any of its rights or obligations under this Agreement without the prior written consent of the other party.

14.8

Governing law

(a)

This Agreement is governed by and will be construed according to the laws of Victoria.

(b)

Each party irrevocably submits to the non-exclusive jurisdiction of the courts of Victoria and of the courts competent to determine appeals from those courts.

14.9

Waiver

(a)

Failure to exercise or enforce or a delay in exercising or enforcing or the partial exercise or enforcement of any right, power or remedy provided by law or under this Agreement by any party will not in any way preclude, or operate as a waiver of, any exercise or enforcement, or further exercise or enforcement of that or any other right, power or remedy provided by law or under this Agreement.

(b)

Any waiver or consent given by any party under this Agreement will only be effective and binding on that party if it is given or confirmed in writing by that party.

(c)

No waiver of a breach of any term of this Agreement will operate as a waiver of another breach of that term or of a breach of any other term of this Agreement.

14.10

Consents

Any consent referred to in, or required under, this Agreement from any party may not be unreasonably withheld, unless this Agreement expressly provides for that consent to be given in that party’s absolute discretion.

14.11

No representation or reliance

(a)

Each party acknowledges that no party (nor any person acting on its behalf) has made any representation or other inducement to it to enter into this Agreement, except for representations or inducements expressly set out in this Agreement.

Merger Implementation Agreement

(b)

Each party acknowledges and confirms that it does not enter into this Agreement in reliance on any representation or other inducement by or on behalf of any other party, except for any representation or inducement expressly set out in this Agreement.

14.12

No merger

The rights and obligations of the parties will not merge on completion of any transaction under this Agreement. They will survive the execution and delivery of any assignment or other document entered into for the purpose of implementing any transaction.

14.13

GST

(a)

Unless otherwise expressly stated, all amounts payable under this Agreement are expressed to be exclusive of GST. If GST is payable on a taxable supply made under or in connection with this Agreement, the recipient of the supply must pay the supplier, an additional amount equal to the GST payable on that supply provided that the supplier first issues a tax invoice for that supply.

(b)

Without limiting clause 14.13(a), if an amount payable under this Agreement is calculated by reference to a liability incurred by a person, then the amount of the liability must be reduced by the amount of any input tax credit to which that person (or the representative member of a GST group of which that person is a member) is entitled in respect of the acquisition to which that liability relates. A person will be assumed to be entitled to a full input tax credit unless it demonstrates that its entitlement is otherwise prior to the date on which payment must be made.

(c)

If the amount paid by the recipient to the supplier in respect of GST (whether because of an adjustment or otherwise):

(i)

is more than the GST on the taxable supply, then the supplier shall refund the excess to the recipient;

(ii)

is less than the GST on the taxable supply, then the recipient shall pay the deficiency to the supplier provided the supplier first issues an adjustment note for that supply.

(d)

Words and expressions used in this clause 14.13 have the same meaning as in A New Tax System (Goods and Services) Tax Act 1999 (Cth).

14.14

Counterparts

This Agreement may be executed in any number of counterparts and by the parties on separate counterparts. Each counterpart constitutes the agreement of each party who has executed and delivered that counterpart.

Merger Implementation Agreement

Annexure 1 – Indicative Timetable

Date	Party Responsible	Clause Ref	Event
Monday 29 October 2007	Perseverance	Clause 5.1(b)	Appoint the Independent Expert
Thursday 15 November 2007	Perseverance	Clause 5.3(b)	Final Notice of Meeting approved
Monday 19 November 2007	Perseverance	5.3(c)	Notice of Meeting published in the Asian Wall Street Journal
Tuesday 20 November 2007	Perseverance and Northgate	Clauses 5.1(c) and 5.6(e)	ASIC Review Draft (including Independent Expert's Report) approved
Wednesday 21 November 2007	Perseverance	Clause 5.1(d)	Provide draft Scheme Booklet to ASIC
Wednesday 5 December 2007	Perseverance and Northgate	Clauses 5.1(f) and 5.4(e)	Receive sign-off on Scheme Booklet from ASIC, Perseverance Board and Northgate Board
Friday 7 December 2007	Perseverance	Clause 5.1(g)	First Court Date – obtain orders to convene Scheme Meetings
Friday 7 December 2007	Perseverance		Lodge with ASIC copies of Court orders to convene Scheme Meetings and seeking approval of Schemes
Friday 7 December 2007	Perseverance		Scheme Booklet Registered by ASIC and lodged with ASX
Friday 7 December 2007	N/A	Clause 5.7(c)(ii)	Date for return of written resolutions by Noteholders
Friday 14 December 2007	Perseverance	Clause 5.4(c)	Date of Noteholders' meeting

Merger Implementation Agreement

Monday 17 December 2007	Northgate	Clause 5.4(h)	Deeds Poll – execute before despatch of the Scheme Booklet to relevant Scheme Participants
Monday 17 December 2007 to Wednesday 19 December 2007	Perseverance		Printing and despatch to relevant Scheme Participants of Scheme Booklet and proxy forms
Thursday 17 January 2008	Perseverance	Clause 5.1(h)	Scheme Meetings Date
Thursday 31 January 2008	Northgate and Perseverance	Clause 3.1(a)	Secure Regulatory Approvals
Friday 1 February 2008	Perseverance	Clause 5.1(j)	Second Court Date – to obtain orders approving the Schemes
Monday 4 February 2008	Perseverance	Clause 5.1(k)	Effective Date: Lodge office copies of Court orders approving the Schemes with ASIC
Monday 4 February 2008	Perseverance		Shares suspended from trading on the stock market conducted by ASX
Monday 11 February 2008	Perseverance		Record Date (fifth Business Day after Effective Date): Determine entitlements to consideration under the Schemes by reference to the registers at that time.
Monday 18 February 2008	Perseverance and Northgate		Implementation Date fifth Business Day after Record Date): Transfer Shares to Northgate; redeem Notes; cancel Options; Northgate to provide the Transaction Consideration

Note:

This indicative timetable has been prepared on the basis of the parties' best estimate, as at the date of this Agreement, of the likely timing of key events in relation to the Schemes and Noteholders' Resolution. It is possible that certain of these events may be delayed for reasons outside of the parties' control, including:

  the ASIC Review Period may extend beyond 5 December 2007; • the proposed court hearing dates on 7 December 2007 and 1 February 2008 may not ultimately be available;

  the Court hearings to obtain orders to convene the Scheme Meetings may continue after 7 December 2007; or

  the Court hearings to obtain orders approving the Schemes may continue after 1 February 2008 (or otherwise for more than one Business Day).

The parties also acknowledge that it may not be possible for the ASIC Review draft of Scheme Booklet and the Independent Expert's Report to be finalised before 20 November.

If any event is delayed for the above reasons, or any other reasons beyond the parties' control, the parties will consult with each other in good faith with the objective of agreeing a modified timetable (with, to the extent possible, the same timing relativities between events), having principal regard to the parties' mutual desire to complete the Schemes and Noteholders' Resolution as soon as is practicable. In particular, the parties acknowledge that it is of mutual benefit that the first court hearing occur in 2007 and will use their best endeavours to meet this objective.

Merger Implementation Agreement

Merger Implementation Agreement

Annexure 2 – Share Scheme

This scheme of arrangements made under section 411 of the Corporations Act 2001 between the following parties:

1.   Perseverance Corporation Limited
      ACN 010 650 049
      of 117 Wills Street, Bendigo, Victoria 3550
       (Perseverance)

2.   Perseverance Shareholders

1.	Definitions and interpretation

1.1	Definitions

In this Scheme, unless the context otherwise requires:

ASIC means the Australian Securities and Investments Commission;

ASX means ASX Limited ABN 98 008 624 691, or as the case requires, the financial market known as the Australian Securities Exchange operated by it;

ASX Listing Rules means the official listing rules of ASX;

Business Day has the meaning given in the ASX Listing Rules;

CHESS means the clearing house electronic sub register system operated by ASX Settlement and Transfer Corporation Pty Ltd ABN 49 008 504 532;

Close of Trading means close of trading on ASX on the Effective Date;

Corporations Act means the Corporations Act 2001 (Cth);

Court means the Supreme Court of Victoria or any other court of competent jurisdiction under the Corporations Act determined by Northgate and Perseverance;

Deed means the deed dated [*] 2007 executed by Northgate under which, amongst other things, it has agreed to observe and perform all obligations contemplated of it under this Scheme, including a covenant to provide or procure the provision of the Scheme Consideration;

Effective means, when used in relation to this Scheme, the coming into effect, under section 411(10) of the Corporations Act, of the Court order made under section 411(4)(b) in relation to this Scheme;

Effective Date means the date on which this Scheme becomes Effective;

Encumbrance includes a mortgage, charge, lien, restriction against transfer, encumbrance and other interests of third parties of any kind, whether legal, equitable or otherwise;

Excluded Share means any Perseverance Share held as at the date established to determine persons entitled to vote at the Scheme Meeting by any person on behalf of or for the benefit of Northgate or any of its Related Entities;

Merger Implementation Agreement

Excluded Shareholder means a person who is registered on the Register as the holder of an Excluded Share;

Executive Options means all options (including any performance rights or rights to have shares transferred) granted by Perseverance over or in respect of Shares or any other security of Perseverance (but, for the avoidance of doubt, excludes the Notes and the Options);

Merger Implementation Agreement means the agreement between Northgate and Perseverance, dated [*] October 2007, under which each party undertakes specific obligations to give effect to this Scheme;

Notes means the convertible notes issued by Perseverance in December 2005 pursuant to the offering circular dated 19 December 2005;

Options means the 176,716,000 options, each to subscribe for one Perseverance Share, with an expiry date of 31 August 2009 (but, for the avoidance of doubt, excludes the Notes and the Executive Options);

Perseverance Share means a fully paid ordinary share in the capital of Perseverance;

Perseverance Shareholder means a person registered in the Register as the holder of Perseverance Shares;

Register means the register of members of Perseverance maintained in accordance with the Corporations Act;

Registrar means Computershare Investor Services Pty Limited;

Regulatory Approval means:

(a)	any approval, consent, authorisation, registration, filing, lodgement, permit, franchise, agreement, notarisation, certificate, permission, licence, direction, declaration, authority, waiver, modification or exemption from, by or with a Regulatory Authority;

(b)	in relation to anything that would be fully or partly prohibited or restricted by law if a Regulatory Authority intervened or acted in any way within a specified period after lodgement, filing, registration or notification, the expiry of that period without intervention or action; or

(c)	any amendment to any legislation.

It includes the matters referred to in clause 3.1(a) of the Merger Implementation Agreement;

Related Entity means, in relation to Northgate, any entity which is related to it within the meaning of section 50 of the Corporations Act or which is an economic entity (as defined in any approved Australian accounting standard) that is controlled by that party;

Scheme means this scheme of arrangement subject to any alterations or conditions made or required by the Court under section 411(6) of the Corporations Act;

Scheme Consideration means, for each Scheme Share, an amount of $0.20 cash;

Scheme Implementation Date means the date that this Scheme will be implemented according to its terms, being the fifth Business Day after the Scheme Record Date;

Merger Implementation Agreement

Scheme Meeting means the meeting of Perseverance Shareholders (other than the Excluded Shareholders, if any) ordered by the Court to be convened under section 411(1) of the Corporations Act to consider and, if thought fit, approve this Scheme;

Scheme Record Date means the date for determining entitlements to the Scheme Consideration, being 7.00 p.m. (Melbourne time) on the fifth Business Day after the Effective Date or such later date as Northgate and Perseverance agree in writing;

Scheme Shares means all Perseverance Shares on issue as at the Scheme Record Date, other than the Excluded Shares (if any);

Scheme Shareholder means all Perseverance Shareholders as at the Scheme Record Date other than the Excluded Shareholders (if any);

Scheme Transfer means, for each Scheme Shareholder, a duly completed and executed instrument of transfer of their Scheme Shares for the purposes of section 1071B of the Corporations Act, which may be a master transfer of all the Scheme Shares held by Scheme Shareholders;

Second Court Hearing means the first hearing of the application made to the court for an order pursuant to section 411(4)(b) of the Corporations Act approving this Scheme; and

Second Court Hearing Date means the first day on which an application made to the Court for an order under section 411(4)(b) of the Corporations Act approving this Scheme is heard by the Court.

1.2	Interpretation

In this Scheme, headings and boldings are for convenience only and do not affect interpretation and, unless the context requires otherwise:

	(a)	words importing the singular include the plural and vice versa;

	(b)	words importing a gender include any gender;

	(c)	other parts of speech and grammatical forms of a word or phrase defined in this Scheme have a corresponding meaning;

	(d)	a reference to a person includes an individual, the estate of an individual, a corporation, an authority, an association or a joint venture, a partnership, a trust and any government agency;

	(e)	a reference to a person includes a reference to the person's executors, administrators, successors, substitutes and assigns;

(f)

a reference to a clause, party, annexure or schedule is a reference to a clause of, and a party, annexure and schedule to this Scheme, and a reference to this Scheme includes any annexure and schedule;

(g)

a reference to a statute, regulation, proclamation, ordinance or by law includes all statutes, regulations, proclamations ordinances or by laws amending, consolidating or replacing it, whether passed by the same or another government agency with legal power to do so, and a reference to a statute includes all regulations, proclamations, ordinances and by laws issued under that statute;

	(h)	a reference to any document (including this Scheme) is to that document as varied, novated, ratified or replaced from time to time;

Merger Implementation Agreement

(i) the word “includes” in any form is not a word of limitation;

(j) a reference to “$” or “dollar” is to Australian currency;

(k) a reference to any time is a reference to that time in Melbourne, Australia; and

(l) a term defined in or for the purposes of the Corporations Act has the same meaning when used in this Scheme.

2.	Preliminary

2.1	Perseverance

(a)

Perseverance is a public company registered in Victoria and is a company limited by shares. Perseverance is admitted to the official list of ASX and Perseverance Shares are officially quoted on the financial market conducted by ASX.

(b) As at [insert date of Scheme Booklet], the issued share capital of Perseverance comprises:

(i) 889,525,625 Shares;

(ii) 370 Notes;

(iii) 176,716,000 Options; and

(iv) 11,144,000 Executive Options.

2.2	Northgate

Northgate is a public company registered in Ontario, Canada and is a company limited by shares.

2.3	Consequence of Scheme becoming Effective

To facilitate this Scheme, Perseverance and Northgate have entered into the Merger Implementation Agreement and Northgate has executed the Deed. If this Scheme becomes Effective:

(a) Northgate will provide or procure the provision of the Scheme Consideration to Scheme Shareholders in accordance with this Scheme; and

(b)

all the Perseverance Shares held by Scheme Shareholders will be transferred to Northgate and Perseverance will enter the name of Northgate in the Register in respect of the Perseverance Shares held by Scheme Shareholders.

2.4	Scheme Quit Date

This Scheme will lapse and be of no further force or effect if the Effective Date does not occur on or before 31 March 2008 or any later date to which Perseverance and Northgate agree in writing.

3.	Conditions

3.1	Conditions Precedent

This Scheme is conditional on the satisfaction of each of the following conditions precedent.

Merger Implementation Agreement

(a)

(No termination of Merger Implementation Agreement and Deed) Neither the Merger Implementation Agreement nor the Deed being terminated as at 8:00 a.m. on the Second Court Hearing Date and immediately prior to this Scheme being implemented.

(b)

(Satisfaction or waiver of conditions) All of the conditions in clause 3.1 of the Merger Implementation Agreement being satisfied or waived in accordance with the terms of the Merger Implementation Agreement.

(c) (Court Approval) This Scheme being approved for the purposes of section 411(4)(b) of the Corporations Act at the Second Court Hearing, subject to the matters noted in clause 7.1(c).

3.2	Conditions precedent and operation of clause 4

The satisfaction of clause 3.1 is a condition precedent to the operation of clause 4.

3.3	Certificate

At the Second Court Hearing, Perseverance and Northgate will provide to the Court a certificate confirming whether or not all of the conditions precedent in the Merger Implementation Agreement and this Scheme (other than the condition precedent in clause 3.1(c)) have been satisfied or waived.

4.	The Scheme

4.1	Lodgement of court order with ASIC

If the conditions in clause 3.1 are satisfied, Perseverance will lodge with ASIC an office copy of the Court order made for the purposes of section 411(4)(b) of the Corporations Act approving this Scheme promptly after, and in any event by 5.00 p.m. on the first Business Day after the day on which, the Court approves this Scheme. This Scheme will then take Effect on and from the Effective Date.

4.2	Transfer and registration of Scheme Shares

Subject to this Scheme taking Effect in accordance with clause 4.1, the following actions will occur (in the order set out below) on the Scheme Implementation Date.

(a)

The Scheme Shares held by Scheme Shareholders, together with all rights and entitlements attaching to those shares as at the Scheme Implementation Date, will be transferred to Northgate without the need for any further act by any Scheme Shareholder, by Perseverance effecting a valid transfer or transfers of the Scheme Shares to Northgate under section 1074D of the Corporations Act or, if that procedure is not available for any reason, by:

(i)

Perseverance delivering to Northgate the duly completed and executed Scheme Transfer. Perseverance must duly execute the Scheme Transfer as transferor, acting as the attorney and agent of each Scheme Shareholder under clause 8; and

(ii) Northgate duly executing the Scheme Transfer as transferee and delivering it to Perseverance for registration.

Merger Implementation Agreement

(b) In consideration of the transfer of the Scheme Shares to Northgate, Northgate will pay or procure the payment of the Scheme Consideration to each Scheme Shareholder, in accordance with clause 4.3.

(c)

Immediately after receipt of the duly executed Scheme Transfer from Northgate under clause 4.2(a)(iii), Perseverance will enter the name of Northgate in the Register in respect of all of the Scheme Shares the subject of the Scheme Transfer.

4.3	Payment of Scheme Consideration

The obligation of Northgate under clause 4.2(b) to pay or procure the payment of the Scheme Consideration will be satisfied by Northgate, within five Business Days after the Implementation Date, in relation to each Scheme Shareholder:

(a)

dispatching or procuring the dispatch to each Scheme Shareholder, by prepaid post to their address recorded in the Register at the Scheme Record Date, of a cheque for the Scheme Consideration due to that Scheme Shareholder in accordance with this Scheme. In the case of joint holders of Scheme Shares, the cheque will be forwarded to the holder whose name appears first in the Register on the Scheme Record Date; or

(b)

making a deposit in an account with any ADI (as defined in the Banking Act 1959 (Cth)) in Australia notified by the Scheme Shareholder to Perseverance and recorded in or for the purposes of the Register at the Scheme Record Date.

5.	Dealings in Perseverance Shares

5.1	Determination of Scheme Shareholders

To establish the identity of the Scheme Shareholders, dealings in Perseverance Shares will only be recognised if:

(a) in the case of dealings of the type to be effected using CHESS, the transferee is registered in the Register as the holder of the relevant Perseverance Shares on or before the Scheme Record Date; and

(b) in all other cases, registerable transmission applications or transfers in respect of those dealings are received on or before the Scheme Record Date at the place where the Register is kept.

5.2	Perseverance Register

(a)

(Registration of transfers) Perseverance must register any registerable transmission applications or transfers of Perseverance Shares received in accordance with clause 5.1(b) by, or as soon as practicable after, the Scheme Record Date.

(b)

(No registration after Scheme Record Date) Perseverance will not accept for registration or recognise for any purpose any transmission, application or transfer in respect of Perseverance Shares received after the Scheme Record Date, other than a transfer to Northgate in accordance with this Share Scheme.

(c) (No disposal after Close of Trading) No Perseverance Shareholder shall dispose of or purport to agree to dispose of any Perseverance Shares or any interest therein after the

Merger Implementation Agreement

Close of Trading. Any dealings in Perseverance Shares after Close of Trading shall not be recognised by the Registrar.

(d)

(Maintenance of Register) For the purpose of determining entitlements to the Scheme Consideration, Perseverance must maintain (or cause the Registrar to maintain) the Register in accordance with the provisions of this clause 5 until the Scheme Consideration has been paid to the Scheme Shareholders. The Register in this form will solely determine entitlements to the Scheme Consideration.

(e)

(Statements of holding from Scheme Record Date) Any statements of holding for Perseverance Shares will cease to have effect from the Scheme Record Date as documents of title in respect of those shares (other than statements of holding in favour of Northgate and its successors in title). After the Scheme Record Date, each entry current at that date on the Register will cease to have effect except as evidence of entitlement to the Scheme Consideration in respect of the Perseverance Shares relating to that entry.

(f)

(Provision of Scheme Shareholders details) As soon as practicable after the Scheme Record Date and in any event at least 1 Business Day before the Scheme Implementation Date, Perseverance will ensure that details of the names, registered addresses and holdings of Perseverance Shares for each Scheme Shareholder are available to Northgate in the form Northgate reasonably requires.

6.	Quotation of Perseverance Shares

(a) It is expected that suspension of trading on ASX in Perseverance Shares will occur from the Close of Trading.

(b) At a time after the Scheme Implementation to be determined by Northgate, Perseverance will apply:

(i) for termination of the official quotation of Perseverance Shares on ASX; and

(ii) to have itself removed from the official list of ASX.

7.	General Scheme provisions

7.1	Variations, alterations and other matters

(a)

This Scheme overrides Perseverance's constitution to the extent of any inconsistency and binds Perseverance and all Scheme Shareholders, including those who do not attend the Scheme Meeting, those who do not vote at that meeting and those who vote against this Scheme at that meeting.

(b)

The Scheme Shareholders agree to the transfer of their Perseverance Shares in accordance with this Scheme and agree to the variation, cancellation or modification of the rights attached to their Perseverance Shares constituted by or resulting from this Scheme (if any).

(c)

If the Court proposes to approve this Scheme subject to any conditions or alterations under section 411(6) of the Corporations Act, Perseverance may, by its counsel, on behalf of all parties concerned, consent to only such of those alterations or conditions to this Scheme to which Northgate has consented, such consent not to be unreasonably withheld or delayed.

Merger Implementation Agreement

7.2	Transfer of Scheme Shares free from third party interests

The Scheme Shareholders are taken to have warranted to Perseverance, and appointed and authorised Perseverance as its attorney and agent to warrant to Northgate, that all their Perseverance Shares (including any rights attaching to those shares) which are transferred under this Scheme will, at the date of transfer, be fully paid and free from all Encumbrances, and that they have full power and capacity to transfer their Perseverance Shares together with any rights attaching to those shares to Northgate under this Scheme.

7.3	Beneficial entitlement to Scheme Shares

As at the Close of Trading, pending registration by Perseverance of Northgate in the Register as the holder of the Scheme Shares:

(a) Northgate will be beneficially entitled to the Scheme Shares transferred to it under this Scheme as at Close of Trading; and

(b)

each Scheme Shareholder irrevocably appoints Northgate as its sole proxy and, where appropriate, its corporate representative to attend shareholder meetings of Perseverance, exercise the votes attached to the Scheme Shares registered in the name of the Scheme Shareholder and sign any shareholders resolution of Perseverance, and Scheme Shareholder may not itself attend or vote at any such meetings or sign any such resolutions, whether in person, by proxy or by corporate representative.

8.	Power of attorney

Each Scheme Shareholder, without the need for any further act, irrevocably appoints Perseverance and all its directors and officers (jointly and severally) as its attorney and agent for the purpose of executing any document or doing any other act necessary to give effect to this Scheme and the transactions contemplated by it including, without limitation, executing a proper instrument of transfer of its Perseverance Shares for the purposes of section 1071B of the Corporations Act, which may be a master transfer of all the Perseverance Shares held by Scheme Shareholders.

9.	General

9.1	Stamp duty

Northgate will pay all stamp duties and any related fines and penalties in respect of this Scheme and each transaction effected by or made under this Scheme.

9.2	Consent

The Scheme Shareholders consent to Perseverance doing all things necessary, expedient or incidental to the implementation of this Scheme.

9.3	Notices

If a notice, transfer, transmission application, direction or other communication referred to in this Scheme is sent by post to Perseverance, it will not be taken to be received in the ordinary course of post or on a date and time other than the date and time (if any) on which it is actually received at Perseverance’s registered office or at the office of the Registrar.

Merger Implementation Agreement

9.4	Governing law

This Scheme is governed by the laws of Victoria.

9.5	Further action

Perseverance will execute all documents and do all things necessary, expedient or incidental to implement and perform its obligations under this Scheme.

Merger Implementation Agreement

Annexure 3 – Option Scheme

This scheme of arrangement is made under section 411 of the Corporations Act 2001 between the following parties:

1.	Perseverance Corporation Limited

ACN 010 650 049 of 117 Wills Street, Bendigo, Victoria 3550

(Perseverance)

2.	Perseverance Optionholders

1.	Definitions and interpretation

1.1	Definitions

In this Scheme, unless the context otherwise requires:

ASIC means the Australian Securities and Investments Commission;

ASX means ASX Limited ABN 98 008 624 691, or as the case requires, the financial market known as the Australian Securities Exchange operated by it;

ASX Listing Rules means the official listing rules of ASX;

Business Day has the meaning given in the ASX Listing Rules;

Perseverance Share means a fully paid ordinary share in the capital of Perseverance;

CHESS means the clearing house electronic sub register system operated by ASX Settlement and Transfer Corporation Pty Ltd ABN 49 008 504 552;

Close of Trading means close of trading on ASX on the Effective Date;

Corporations Act means the Corporations Act 2001 (Cth);

Court means the Supreme Court of Victoria or any other court of competent jurisdiction under the Corporations Act determined by Northgate and Perseverance;

Deed means the deed dated [*] 2007 executed by Northgate under which, amongst other things, it has agreed to observe and perform all obligations contemplated of it under this Scheme, including a covenant to provide or procure the provision of the Scheme Consideration;

Effective means, when used in relation to this Scheme, the coming into effect, under section 411(10) of the Corporations Act, of the Court order made under section 411(4)(b) in relation to this Scheme;

Effective Date means the date on which this Scheme becomes Effective;

Encumbrance includes a mortgage, charge, lien, restriction against transfer, encumbrance and other interests of third parties of any kind, whether legal, equitable or otherwise;

Excluded Option means any Option held as at the date established to determine persons entitled to vote at the Scheme Meeting by any person on behalf of or for the benefit of Northgate or any of its Related Entities;

Merger Implementation Agreement

Excluded Optionholder means a person who is registered on the Register as the holder of an Excluded Option;

Executive Options means all options (including any performance rights or rights to have shares transferred) granted by Perseverance over or in respect of Shares or any other security of Perseverance (but, for the avoidance of doubt, excludes the Notes and the Options);

Merger Implementation Agreement means the agreement between Northgate and Perseverance, dated [*] October 2007, under which each party undertakes specific obligations to give effect to this Scheme;

Notes means the convertible notes issued by Perseverance in December 2005 pursuant to the offering circular dated 19 December 2005;

Optionholder means a person who is recorded in the Register as the holder of Perseverance Options;

Options means the 176,716,000 options, each to subscribe for one Perseverance Share, with an expiry date of 31 August 2009 (but, for the avoidance of doubt, excludes the Notes and the Executive Options);

Register means the register of Optionholders maintained by Perseverance in accordance with section 170 of the Corporations Act;

Registrar means Computershare Investor Services Pty Limited;

Regulatory Approval means:

(a)	any approval, consent, authorisation, registration, filing, lodgement, permit, franchise, agreement, notarisation, certificate, permission, licence, direction, declaration, authority, waiver, modification or exemption from, by or with a Regulatory Authority;

(b)	in relation to anything that would be fully or partly prohibited or restricted by law if a Regulatory Authority intervened or acted in any way within a specified period after lodgement, filing, registration or notification, the expiry of that period without intervention or action; or

(c)	any amendment to any legislation.

It includes the matters referred to in clause 3.1(a) of the Merger Implementation Agreement;

Related Entity means, in relation to Northgate, any entity which is related to it within the meaning of section 50 of the Corporations Act or which is an economic entity (as defined in any approved Australian accounting standard) that is controlled by that party;

Scheme means this scheme of arrangement subject to any alterations or conditions made or required by the Court under section 411(6) of the Corporations Act;

Scheme Consideration means, for each Scheme Option, an amount of $0.08 cash;

Scheme Implementation Date means the date that this Scheme will be implemented according to its terms, being the fifth Business Day after the Scheme Record Date;

Scheme Meeting means the meeting of Optionholders (other than the Excluded Optionholders, if any) ordered by the Court to be convened under section 411(1) of the Corporations Act to consider and, if thought fit, approve this Scheme;

Merger Implementation Agreement

Scheme Record Date means the date for determining entitlements to the Scheme Consideration, being 7.00 p.m. (Melbourne time) on the fifth Business Day after the Effective Date or such later date as Northgate and Perseverance agree in writing;

Scheme Options means all Options on issue as at the Scheme Record Date, other than the Excluded Options (if any);

Scheme Optionholder means all Optionholders as at the Scheme Record Date other than the Excluded Optionholders (if any);

Scheme Transfer means, for each Scheme Option holder, a duly completed and executed instrument of transfer of their Scheme Options for the purposes of section 1071B of the Corporations Act, which may be a master transfer of all the Scheme Options held by Scheme Optionholders;

Second Court Hearing means the first hearing of the application made to the court for an order pursuant to section 411(4)(b) of the Corporations Act approving this Scheme; and

Second Court Hearing Date means the first day on which an application made to the Court for an order under section 411(4)(b) of the Corporations Act approving this Scheme is heard by the Court;

Share Scheme means the scheme of arrangement under Part 5.1 of the Corporations Act to be made between Perseverance and holders of Perseverance Shares substantially in the form of Annexure 2 to the Merger Implementation Agreement, subject to any alterations or conditions made or required by the Court under section 411(6) of the Corporations Act and approved in writing by each party.

1.2	Interpretation

In this Scheme, headings and boldings are for convenience only and do not affect interpretation and, unless the context requires otherwise:

	(a)	words importing the singular include the plural and vice versa;

	(b)	words importing a gender include any gender;

	(c)	other parts of speech and grammatical forms of a word or phrase defined in this Scheme have a corresponding meaning;

	(d)	a reference to a person includes an individual, the estate of an individual, a corporation, an authority, an association or a joint venture, a partnership, a trust and any government agency;

	(e)	a reference to a person includes a reference to the person's executors, administrators, successors, substitutes and assigns;

(f)

a reference to a clause, party, annexure or schedule is a reference to a clause of, and a party, annexure and schedule to this Scheme, and a reference to this Scheme includes any annexure and schedule;

(g)

a reference to a statute, regulation, proclamation, ordinance or by law includes all statutes, regulations, proclamations ordinances or by laws amending, consolidating or replacing it, whether passed by the same or another government agency with legal power to do so, and a reference to a statute includes all regulations, proclamations, ordinances and by laws issued under that statute;

Merger Implementation Agreement

(h) a reference to any document (including this Scheme) is to that document as varied, novated, ratified or replaced from time to time;

(i) the word “includes” in any form is not a word of limitation;

(j) a reference to “$” or “dollar” is to Australian currency;

(k) a reference to any time is a reference to that time in Melbourne, Australia; and

(l) a term defined in or for the purposes of the Corporations Act has the same meaning when used in this Scheme.

2.	Preliminary

2.1	Perseverance

(a)

Perseverance is a public company registered in Victoria and is a company limited by shares. Perseverance is admitted to the official list of ASX and Perseverance Shares are officially quoted on the financial market conducted by ASX.

(b) As at [insert date of Scheme Booklet], the issued share capital of Perseverance comprises:

	(v)	889,525,625 Shares;

	(vi)	370 Notes;

	(vii)	176,716,000 Options; and

	(viii)	11,144,000 Executive Options.

2.2	Northgate

Northgate is a public company registered in Ontario, Canada and is a company limited by shares.

2.3	Consequence of Scheme becoming Effective

To facilitate this Scheme, Perseverance and Northgate have entered into the Merger Implementation Agreement and Northgate has executed the Deed. If this Scheme becomes Effective:

(a) Northgate will provide or procure the provision of the Scheme Consideration to Scheme Optionholders in accordance with this Scheme; and

(b) all the Perseverance Options held by Scheme Optionholders will be cancelled.

2.4	Scheme Quit Date

This Scheme will lapse and be of no further force or effect if the Effective Date does not occur on or before 31 March 2008 or any later date to which Perseverance and Northgate agree in writing.

3.	Conditions

3.1	Conditions Precedent

This Scheme is conditional on the satisfaction of each of the following conditions precedent.

Merger Implementation Agreement

(a)

(No termination of Merger Implementation Agreement and Deed) Neither the Merger Implementation Agreement nor the Deed being terminated as at 8:00 a.m. on the Second Court Hearing Date and immediately prior to this Scheme being implemented.

(b)

(Satisfaction or waiver of conditions) All of the conditions in clause 3.1 of the Merger Implementation Agreement being satisfied or waived in accordance with the terms of the Merger Implementation Agreement.

(c) (Court Approval) This Scheme being approved for the purposes of section 411(4)(b) of the Corporations Act at the Second Court Hearing, subject to the matters noted in clause 6.1(c).

3.2	Conditions precedent and operation of clause 4

The satisfaction of clause 3.1 is a condition precedent to the operation of clause 4.

3.3	Certificate

At the Second Court Hearing, Perseverance and Northgate will provide to the Court a certificate confirming whether or not all of the conditions precedent in the Merger Implementation Agreement and this Scheme (other than the condition precedent in clause 3.1(c)) have been satisfied or waived.

4.	The Scheme

4.1	Lodgement of court order with ASIC

If the conditions in clause 3.1 are satisfied, Perseverance will lodge with ASIC an office copy of the Court order made for the purposes of section 411(4)(b) of the Corporations Act approving this Scheme promptly after, and in any event by 5.00 p.m. on the first Business Day after the day on which, the Court approves this Scheme. This Scheme will then take Effect on and from the Effective Date.

4.2	Cancellation of Scheme Options

Subject to this Scheme taking Effect in accordance with clause 4.1, the following actions will occur (in the order set out below) on the Scheme Implementation Date.

(a)

The Scheme Options, together with all rights and entitlements attaching to those options as at the Scheme Implementation Date, will, without the need for any further act by any Scheme Optionholder (other than acts performed by Perseverance or its directors as attorney or agent for Scheme Optionholders under clause 7), be cancelled (and such cancellation deemed to be effective) on the Scheme Implementation Date immediately following Implementation of the Share Scheme.

(b) Perseverance will do all things necessary to cancel the Scheme Options on the Scheme Implementation Date.

(c) In consideration of the cancellation of the Scheme Options, Northgate will pay or procure the payment of the Scheme Consideration to each Scheme Optionholder, in accordance with clause 4.3.

Merger Implementation Agreement

4.3	Payment of Scheme Consideration

The obligation of Northgate under clause 4.2(b) to pay or procure the payment of the Scheme Consideration will be satisfied by Northgate, within five Business Days after the Implementation Date, in relation to each Scheme Optionholder:

(a)

dispatching or procuring the dispatch to each Scheme Optionholder, by prepaid post to their address recorded in the Register at the Scheme Record Date, of a cheque for the Scheme Consideration due to that Scheme Optionholder in accordance with this Scheme. In the case of joint holders of Scheme Options, the cheque will be forwarded to the holder whose name appears first in the Register on the Scheme Record Date; or

(b)

making a deposit in an account with any ADI (as defined in the Banking Act 1959 (Cth)) in Australia notified by the Scheme Optionholder to Perseverance and recorded in or for the purposes of the Register at the Scheme Record Date.

5.	Dealings in Perseverance Options

5.1	Determination of Scheme Optionholders

To establish the identity of the Scheme Optionholders, dealings in Options will only be recognised if registerable transmission applications or transfers in respect of those dealings are received on or before the Scheme Record Date at the place where the Register is kept.

5.2	Perseverance Register

(a)

(Registration of transfers) Perseverance must register any registerable transmission applications or transfers of Options received in accordance with clause 5.1 by, or as soon as practicable after, the Scheme Record Date.

(b)

(No registration after Scheme Record Date) Perseverance will not accept for registration or recognise for any purpose any transmission, application or transfer in respect of Options received after the Scheme Record Date, other than a transfer to Northgate in accordance with this Scheme.

(c)

(No disposal after Close of Trading) No Optionholder shall dispose of or purport to agree to dispose of any Options or any interest therein after the Close of Trading. Any dealings in Options after Close of Trading shall not be recognised by the Registrar.

(d)

(Maintenance of Register) For the purpose of determining entitlements to the Scheme Consideration, Perseverance must maintain (or cause the Registrar to maintain) the Register in accordance with the provisions of this clause 5 until the Scheme Consideration has been paid to the Scheme Optionholders. The Register in this form will solely determine entitlements to the Scheme Consideration.

(e)

(Statements of holding from Scheme Record Date) Any statements of holding for Options will cease to have effect from the Scheme Record Date as documents of title in respect of those options (other than statements of holding in favour of Northgate and its successors in title). After the Scheme Record Date, each entry current at that date on the Register will cease to have effect except as evidence of entitlement to the Scheme Consideration in respect of the Options relating to that entry.

Merger Implementation Agreement

(f)

(Provision of Scheme Optionholders details) As soon as practicable after the Scheme Record Date and in any event at least 1 Business Day before the Scheme Implementation Date, Perseverance will ensure that details of the names, registered addresses and holdings of Options for each Scheme Optionholder are available to Northgate in the form Northgate reasonably requires.

6.	General Scheme provisions

6.1	Variations, alterations and other matters

(a)

This Scheme overrides Perseverance's constitution to the extent of any inconsistency and binds Perseverance and all Scheme Optionholders, including those who do not attend the Scheme Meeting, those who do not vote at that meeting and those who vote against this Scheme at that meeting.

(b) The Scheme Optionholders agree to the cancellation of their Options, together with all rights and entitlements attaching to their Options, in accordance with this Scheme.

(c)

If the Court proposes to approve this Scheme subject to any conditions or alterations under section 411(6) of the Corporations Act, Perseverance may, by its counsel, on behalf of all parties concerned, consent to only such of those alterations or conditions to this Scheme to which Northgate has consented, such consent not to be unreasonably withheld or delayed.

7.	Power of attorney

Each Scheme Optionholder, without the need for any further act, irrevocably appoints Perseverance and all its directors and officers (jointly and severally) as its attorney and agent for the purpose of executing any document or doing any other act necessary to give effect to this Scheme and the transactions contemplated by it.

8.	General

8.1	Stamp duty

Northgate will pay all stamp duties and any related fines and penalties in respect of this Scheme and each transaction effected by or made under this Scheme.

8.2	Consent

The Scheme Optionholders consent to Perseverance doing all things necessary, expedient or incidental to the implementation of this Scheme.

8.3	Notices

If a notice, transfer, transmission application, direction or other communication referred to in this Scheme is sent by post to Perseverance, it will not be taken to be received in the ordinary course of post or on a date and time other than the date and time (if any) on which it is actually received at Perseverance’s registered office or at the office of the Registrar.

Merger Implementation Agreement

8.4	Governing law

This Scheme is governed by the laws of Victoria.

8.5	Further action

Perseverance will execute all documents and do all things necessary, expedient or incidental to implement and perform its obligations under this Scheme.

Merger Implementation Agreement

Annexure 4 – Share Deed Poll

This Deed is made on [date] 2007

by	Northgate Minerals Corporation

in favour of:	Each holder of ordinary shares in

Perseverance Corporation Limited
(other than Excluded Shareholders) as at the Scheme Record Date (Scheme Shareholders)

Recitals

A	The directors of Perseverance have resolved that Perseverance should propose the Scheme.

B	The effect of the Scheme will be that all Scheme Shares held by Scheme Shareholders will be transferred to Northgate.

C	On [*] October 2007, Perseverance and Northgate entered into the Merger Implementation Agreement.

D

In accordance with clause 5.4(h) of the Merger Implementation Agreement, Northgate is entering into this deed to covenant in favour of Scheme Shareholders that it will observe and perform all obligations under the Scheme which relate to Northgate.

1.	Definitions and Interpretation

1.1	Definitions

In this deed:

	(a)	Scheme means the proposed scheme of arrangement between Perseverance and Scheme Shareholders, in the form set out in the annexure to this deed; and

	(b)	other capitalised words and phrases have the same meaning as given to them in the Scheme.

1.2	Interpretation

In this deed, headings and boldings are for convenience only and do not affect its interpretation and, unless the context requires otherwise:

	(a)	words importing the singular include the plural and vice versa;

	(b)	a reference to any document (including the Scheme) is to that document as varied, novated, ratified or replaced; and

	(c)	a reference to a clause, party, annexure or schedule is a reference to a clause of, and a party, annexure and schedule to, this deed and a reference to this deed includes any annexure and schedule.

Merger Implementation Agreement

1.3	Nature of deed

Northgate acknowledges that this deed may be relied on and enforced by any Scheme Shareholder in accordance with its terms, even though the Scheme Shareholders are not party to it.

2.	Conditions

2.1	Conditions

The obligations of Northgate under clause 3 are subject to the satisfaction of each of the conditions in clause 3.1 of the Scheme.

2.2	Termination

If the Merger Implementation Agreement is terminated or the Scheme has not become Effective on or before 31 March 2008, the obligations of Northgate under this deed will automatically terminate, unless Northgate and Perseverance otherwise agree in accordance with the Merger Implementation Agreement.

2.3	Consequences of termination

If this deed is terminated under clause 2.2, in addition and without prejudice to any other rights, powers or remedies available to them:

(a) Northgate is released from its obligations to further perform this deed except for any obligations which by their nature survive termination; and

(b) Scheme Shareholders retain the rights they have against Northgate in respect of any breach of this deed which occurs before it is terminated.

3.	Payment of Scheme Consideration

3.1	Timing of payment

Subject to clause 2, within five Business Days after the Implementation Date, in consideration of the transfer of each Scheme Share held by a Scheme Shareholder to Northgate, Northgate will pay to each Scheme Shareholder, or procure the payment to each of them of, the Scheme Consideration in respect of each Scheme Share registered in the name of that Scheme Shareholder at the Scheme Record Date, in accordance with the provisions of the Scheme.

3.2	Manner of payment

Northgate's obligation to pay the Scheme Consideration to each Scheme Shareholder will be satisfied by Northgate:

(a)

dispatching or procuring the dispatch to each Scheme Shareholder by prepaid post to their address recorded in the Register at the Scheme Record Date of a cheque for the Scheme Consideration due to that Scheme Shareholder in accordance with the Scheme. In the case of joint holders of Scheme Shares, the cheque will be forwarded to the holder whose name appears first in the Register on the Scheme Record Date; or

Merger Implementation Agreement

(b)

making a deposit in an account with any ADI (as defined in the Banking Act 1959 (Cth)) in Australia notified by the Scheme Shareholder to Perseverance and recorded in or for the purposes of the Register at the Scheme Record Date for the Scheme.

3.3	Northgate Warranties

Northgate warrants that:

(a) it is a public company continued pursuant to the laws of British Columbia and is a company limited by shares;

(b) it has the corporate power to enter into and perform its obligations under this deed and to carry out the transaction contemplated by this deed;

(c)

it has taken all necessary corporate action to authorise its entry into this deed and has taken or will take all necessary corporate action to authorise the performance of this deed and to carry out the transactions contemplated by this deed; and

(d) this deed is valid and binding on it.

4.	Continuing obligations

This deed is irrevocable and, subject to clause 2, remains in full force and effect until:

(a)	Northgate has fully performed its obligations under this deed; or

(b)	the earlier termination of this deed under clause 2.2.

5.	General

5.1	Stamp duty

Northgate will:

(a) pay all stamp duties and any related fines and penalties in respect of this deed, the performance of this deed and each transaction effected by or made under this deed; and

(b) indemnify each Scheme Shareholder against any liability arising from failure to comply with clause 5.1(a).

5.2	Notices

(a) Any notice or other communication to Northgate in respect of this deed must be in legible writing and in English and must be addressed as shown below:

Northgate Minerals Corporation

Address: Fax: Email: For the attention of:	18 King Street, Suite 1602 Toronto, Ontario M5C 1C4 (01) 416 363 6392 crockingham@northgateminerals.com Chris Rockingham
(or as otherwise notified by that party to the other party from time to time);

Merger Implementation Agreement

	(b)	must be signed by the party making the communication or by a person duly authorised by that party;

	(c)	must be delivered or sent by email or fax to the addressee in accordance with clause 5.2(a); and

	(d)	will be deemed to be received by the addressee:

(i)

(in the case of prepaid post) on the third Business Day after the date of posting to an address within Australia, and on the fifth Business Day after the date of posting to an address outside Australia;

		(ii)	(in the case of email) on the first to occur of:

			(A)	receipt by the sender of an email acknowledgement from the recipient’s information system showing that the communication has been delivered to the email address referred to in clause 5.2(a);

			(B)	the time that the communication enters an information system which is under the control of the recipient; and

			(C)	the time that the communication is first opened or read by an employee or officer of the recipient,

(D)

but if the result is that a communication would be taken to be received on a day that is not a Business Day in the place to which the communication is sent or is later than 5:00 pm (local time) on a Business Day it will be deemed to be received at 9:00 am on the next Business Day in that place.

(iii)

(in the case of fax) at the local time (in the place of receipt of that fax) which then equates to the time at which that fax is sent as shown on the transmission report which is produced by the machine from which that fax is sent and which confirms transmission of that fax in its entirety, unless that local time is not a Business Day, or is after 5.00 pm on a Business Day, when that notice or communication will be deemed to be received at 9.00 am on the next Business Day; and

(iv)

(in the case of delivery by hand) on delivery at the address of the addressee as provided in clause 5.2(a) unless that delivery is not made on a Business Day, or after 5.00 pm on a Business Day, when that communication will be deemed to be received at 9.00 am on the next Business Day.

5.3	Governing law and jurisdiction

	(a)	This deed is governed by the law of Victoria; and

	(b)	Northgate irrevocably submits to the non exclusive jurisdiction of the courts of Victoria.

5.4	Waiver

(a)

Waiver of any right arising from a breach of this deed or of any right, power, authority, discretion or remedy arising upon default under this deed must be in writing and signed by the party granting the waiver.

	(b)	A failure or delay in exercise or partial exercise, of:

		(i)	a right arising from a breach of this deed; or

Merger Implementation Agreement

(ii)	a right, power, authority, discretion or remedy created or arising on default under this deed,

does not result in a waiver of that right, power, authority, discretion or remedy.

(c)	A party is not entitled to rely on a delay in the exercise or non exercise of a right, power, authority, discretion or remedy arising from a breach of this deed or on default under this deed as constituting a waiver of that right, power, authority, discretion or remedy.

(d)	A party may not rely on any conduct of another party as a defence to exercise of a right, power, authority, discretion or remedy by that other party.

(e)	This clause may not itself be waived except in writing.

5.5	Variation

A provision of this deed may not be varied unless the variation is agreed to by Perseverance, in which event Northgate will enter into a further deed in favour of the Scheme Shareholders giving effect to the amendment.

5.6	Cumulative rights

The rights, powers and remedies of Northgate and the Scheme Shareholders under this deed are cumulative and do not exclude any other rights, powers or remedies provided by law independently of this deed.

5.7	Assignment

The rights and obligations of Northgate and each Scheme Shareholder under this deed are personal and must not be assigned or otherwise dealt with at law or in equity.

5.8	Further action

Northgate will promptly do all things and execute and deliver all further documents required by law or reasonably requested by any other party to give effect to this deed and the Scheme.

Executed and delivered as a deed poll in Toronto, Canada by

Executed as a deed by Northgate Minerals Corporation

_______________________ Director Signature _______________________ Print Name	_______________________ Capacity: _______________________ Print Name

Merger Implementation Agreement

Annexure 5 – Option Deed Poll

This Deed

is made on [date] 2007

by	Northgate Minerals Corporation

in favour of:	Each holder of Options in

Perseverance Corporation Limited

(other than Excluded Optionholders) as at the Scheme Record Date (Scheme Optionholders)

Recitals

A

The directors of Perseverance have resolved that Perseverance should propose the Scheme.

B

The effect of the Scheme will be that all Scheme Options held by Scheme Optionholders will be cancelled.

C

On [*] October 2007, Perseverance and Northgate entered into the Merger Implementation Agreement.

D

In accordance with clause 5.4(h) of the Merger Implementation Agreement, Northgate is entering into this deed to covenant in favour of Scheme Optionholders that it will observe and perform all obligations under the Scheme which relate to Northgate.

1.

Definitions and Interpretation

1.1

Definitions

In this deed:

(a)

Scheme means the proposed scheme of arrangement between Perseverance and Scheme Optionholders, in the form set out in the annexure to this deed; and

(b)

other capitalised words and phrases have the same meaning as given to them in the Scheme.

1.2

Interpretation

In this deed, headings and boldings are for convenience only and do not affect its interpretation and, unless the context requires otherwise:

(a)

words importing the singular include the plural and vice versa;

(b)

a reference to any document (including the Scheme) is to that document as varied, novated, ratified or replaced; and

(c)

a reference to a clause, party, annexure or schedule is a reference to a clause of, and a party, annexure and schedule to, this deed and a reference to this deed includes any annexure and schedule.

Merger Implementation Agreement

1.3

Nature of deed

Northgate acknowledges that this deed may be relied on and enforced by any Scheme Optionholder in accordance with its terms, even though the Scheme Optionholders are not party to it.

2.

Conditions

2.1

Conditions

The obligations of Northgate under clause 3 are subject to the satisfaction of each of the conditions in clause 3.1 of the Scheme.

2.2

Termination

If the Merger Implementation Agreement is terminated or the Scheme has not become Effective on or before 31 March 2008, the obligations of Northgate under this deed will automatically terminate, unless Northgate and Perseverance otherwise agree in accordance with the Merger Implementation Agreement.

2.3

Consequences of termination

If this deed is terminated under clause 2.2, in addition and without prejudice to any other rights, powers or remedies available to them:

(a)

Northgate is released from its obligations to further perform this deed except for any obligations which by their nature survive termination; and

(b)

Scheme Optionholders retain the rights they have against Northgate in respect of any breach of this deed which occurs before it is terminated.

3.

Payment of Scheme Consideration

3.1

Timing of payment

Subject to clause 2, within five Business Days after the Scheme Implementation Date, in consideration of the transfer of each Scheme Option held by a Scheme Optionholder to Northgate, Northgate will pay to each Scheme Optionholder, or procure the payment to each of them of, the Scheme Consideration in respect of each Scheme Option registered in the name of that Scheme Optionholder at the Scheme Record Date, in accordance with the provisions of the Scheme.

3.2

Manner of payment

Northgate's obligation to pay the Scheme Consideration to each Scheme Optionholder will be satisfied by Northgate:

(a)

dispatching or procuring the dispatch to each Scheme Optionholder by prepaid post to their address recorded in the Register at the Scheme Record Date of a cheque for the Scheme Consideration due to that Scheme Optionholder in accordance with the Scheme. In the case of joint holders of Scheme Options, the cheque will be forwarded to the holder whose name appears first in the Register on the Scheme Record Date; or

Merger Implementation Agreement

(b)

making a deposit in an account with any ADI (as defined in the Banking Act 1959 (Cth)) in Australia notified by the Scheme Optionholder to Perseverance and recorded in or for the purposes of the Register at the Scheme Record Date for the Scheme.

3.3

Northgate Warranties

Northgate warrants that:

(a)

it is a public company continued pursuant to the laws of British Columbia and is a company limited by shares;

(b)

it has the corporate power to enter into and perform its obligations under this deed and to carry out the transaction contemplated by this deed;

(c)

it has taken all necessary corporate action to authorise its entry into this deed and has taken or will take all necessary corporate action to authorise the performance of this deed and to carry out the transactions contemplated by this deed; and

(d)

this deed is valid and binding on it.

4.

Continuing obligations

This deed is irrevocable and, subject to clause 2, remains in full force and effect until:

(a)

Northgate has fully performed its obligations under this deed; or

(b)

the earlier termination of this deed under clause 2.2.

5.

General

5.1

Stamp duty

Northgate will:

(a)

pay all stamp duties and any related fines and penalties in respect of this deed, the performance of this deed and each transaction effected by or made under this deed; and

(b)

indemnify each Scheme Optionholder against any liability arising from failure to comply with clause 5.1(a).

5.2

Notices

(a)

Any notice or other communication to Northgate in respect of this deed must be in legible writing and in English and must be addressed as shown below:

Northgate Minerals Corporation

Address:

18 King Street, Suite 1602
Toronto, Ontario M5C 1C4

Fax:

(01) 416 363 6392

Email:

crockingham@northgateminerals.com

For the attention of:

Chris Rockingham

(or as otherwise notified by that party to the other party from time to time);

Merger Implementation Agreement

(b)

must be signed by the party making the communication or by a person duly authorised by that party;

(c)

must be delivered or sent by email or fax to the addressee in accordance with clause 5.2(a); and

(d)

will be deemed to be received by the addressee:

(i)

(in the case of prepaid post) on the third Business Day after the date of posting to an address within Australia, and on the fifth Business Day after the date of posting to an address outside Australia;

(ii)

(in the case of email) on the first to occur of:

(A)

receipt by the sender of an email acknowledgement from the recipient’s information system showing that the communication has been delivered to the email address referred to in clause 5.2(a);

(B)

the time that the communication enters an information system which is under the control of the recipient; and

(C)

the time that the communication is first opened or read by an employee or officer of the recipient,

(D)

but if the result is that a communication would be taken to be received on a day that is not a Business Day in the place to which the communication is sent or is later than 5:00 pm (local time) on a Business Day it will be deemed to be received at 9:00 am on the next Business Day in that place.

(iii)

(in the case of fax) at the local time (in the place of receipt of that fax) which then equates to the time at which that fax is sent as shown on the transmission report which is produced by the machine from which that fax is sent and which confirms transmission of that fax in its entirety, unless that local time is not a Business Day, or is after 5.00 pm on a Business Day, when that notice or communication will be deemed to be received at 9.00 am on the next Business Day; and

(iv)

(in the case of delivery by hand) on delivery at the address of the addressee as provided in clause 5.2(a) unless that delivery is not made on a Business Day, or after 5.00 pm on a Business Day, when that communication will be deemed to be received at 9.00 am on the next Business Day.

5.3

Governing law and jurisdiction

(a)

This deed is governed by the law of Victoria; and

(b)

Northgate irrevocably submits to the non-exclusive jurisdiction of the courts of Victoria.

5.4

Waiver

(a)

Waiver or any right arising from a breach of this deed or of any right, power, authority, discretion or remedy arising upon default under this deed must be in writing and signed by the party granting the waiver.

(b)

A failure or delay in exercise or partial exercise, of:

(i)

a right arising from a breach of this deed; or

Merger Implementation Agreement

(ii)

a right, power, authority, discretion or remedy created or arising on default under this deed, does not result in a waiver of that right, power, authority, discretion or remedy.

(c)

A party is not entitled to rely on a delay in the exercise or non-exercise of a right, power, authority, discretion or remedy arising from a breach of this deed or on default under this deed as constituting a waiver of that right, power, authority, discretion or remedy.

(d)

A party may not rely on any conduct of another party as a defence to exercise of a right, power, authority, discretion or remedy by that other party.

(e)

This clause may not itself be waived except in writing.

5.5

Variation

A provision of this deed may not be varied unless the variation is agreed to by Perseverance, in which event Northgate will enter into a further deed in favour of the Scheme Optionholders giving effect to the amendment.

5.6

Cumulative rights

The rights, powers and remedies of Northgate and the Scheme Optionholders under this deed are cumulative and do not exclude any other rights, powers or remedies provided by law independently of this deed.

5.7

Assignment

The rights and obligations of Northgate and each Scheme Optionholder under this deed are personal and must not be assigned or otherwise dealt with at law or in equity.

5.8

Further action

Northgate will promptly do all things and execute and deliver all further documents required by law or reasonably requested by any other party to give effect to this deed and the Scheme.

Executed and delivered as a deed poll in Toronto, Canada by

Executed as a deed by Northgate Minerals Corporation

Director Signature	Capacity:

Print Name	Print Name

Merger Implementation Agreement

Merger Implementation Agreement

Annexure 6 – Form of Option Cancellation Deed

Option Cancellation Deed

Perseverance Corporation Limited
ACN 010 650 049
The person named in the Schedule
(Optionholder)

Allens Arthur Robinson
Stock Exchange Perseverancere
530 Collins Street
Melbourne VIC 3000
Tel 61 3 9614 1011
Fax 61 3 9614 4661
www.aar.com.au

© Copyright Allens Arthur Robinson 2007

Table of Contents

1.	Definitions and interpretations		1
	1.1	Definitions	1
2.	Conditions precedent		2
	2.1	Conditions precedent	2
	2.2	Parties to use best efforts to fulfil conditions precedent	2
	2.3	Notification	2
	2.4	Benefit and waiver	3
3.	Cancellation of Options		3
	3.1	Date of cancellation of the Options	3
	3.2	Surrender of Options certificates	3
4.	Release		3
5.	Termination		3
6.	General		3
	6.1	Further acts	3
	6.2	No dealing in Options	3
	6.3	Costs and expenses	4
	6.4	Stamp duty	4
	6.5	Representations and Warranties	4
	6.6	Notice	4
	6.7	Counterparts	5
	6.8	Governing law	5
	6.9	Entire Agreement	5
	Schedule - Details of Optionholder and Options		6

Option Cancellation Deed made at             on

Parties

Perseverance Corporation Limited ACN 010 650 049 of 117 Wills Street, Bendigo, Victoria 3550, Victoria
("Perseverance")

The person named in the Schedule
("Optionholder")

Recitals

A.

Perseverance has issued the Options to the Optionholder.

B.

Northgate and Perseverance have agreed to effect a transaction by means of schemes of arrangement under Part 5.1 of the Corporations Act involving Perseverance and holders of Perseverance Shares and certain other securities issued by Perseverance, pursuant to which Northgate will acquire all of the Perseverance Shares and securities held by those persons.

C.

Subject to the Share Scheme becoming Effective, the parties have agreed to cancel the Options for the Consideration.

It is agreed as follows.

1.

Definitions and interpretations

1.1

Definitions

In this document:

"ASX" means ASX Limited (ABN 98 008 624 691).

"ASX Listing Rules" means the official listing rules of ASX.

"ASX Waiver" means a waiver of any requirement under ASX Listing Rule 6.23 to obtain the approval of holders of Perseverance Shares for the cancellation of, or a change which has the effect of cancelling, the Options pursuant to arrangements entered into by the Optionholder and Perseverance as contemplated by this Deed.

"Business Day" means a day that is not a Saturday, Sunday, public holiday or bank holiday in the State of Victoria.

"Cancellation Date" means the earlier of:

(a)

if Perseverance has obtained the ASX Waiver prior to the Share Scheme Implementation Date – the Share Scheme Implementation Date; and

(b)

if Perseverance has not obtained the ASX Waiver prior to the Share Scheme Implementation Date – the earlier of:

(i)

date on which Perseverance obtains the ASX waiver; and

(ii)

the date on which Perseverance ceases to be admitted to the official list of the ASX.

"Claims" means all existing and future actions, suits, causes of action, proceedings or judgements, claims, debts and demands arising, directly or indirectly, out of or in relation to the Options.

"Consideration" means the total cash consideration to be paid to the Optionholder for the cancellation of the Options pursuant to this Deed, as set out in the Schedule.

"Corporations Act" means the Corporations Act 2001 (Cth).

"Effective" means, when used in relation to the Share Scheme, the coming into effect, under section 411(10) of the Corporations Act, of the Court order made under section 411(4)(b) in relation to the Share Scheme.

"Northgate" means Northgate Minerals Corporation .

"Options" means the total number of options[ or performance rights], each to acquire by way of issue a Perseverance Share, held by the Optionholder as at the date of this Deed (for the avoidance of doubt, including options[ or performance rights] which have not yet vested) and set out in the Schedule .

"Perseverance Share" means a fully paid ordinary share in the capital of Perseverance.

"Share Scheme" means a scheme of arrangement whereby Northgate will acquire all Perseverance Shares for consideration of not less than A$0.20 per Perseverance Share.

"Share Scheme Implementation Date" means the date that the Share Scheme will be implemented according to its terms, which is currently anticipated to be no more than 10 Business Days after the date on which the Share Scheme becomes Effective,

2.

Conditions precedent

2.1

Conditions precedent

This Deed (other than this clause 2 and clauses 5 and 6) is conditional upon and has no effect unless:

(a)

the Share Scheme becomes Effective; and

(b)

either:

(i)

Perseverance has obtained the ASX Waiver; or

(ii)

Perseverance ceases to be admitted to the official list of the ASX.

2.2

Parties to use best efforts to fulfil conditions precedent

Perseverance must use its reasonable endeavours to ensure that the condition in clause 2.1(b)(i) is fulfilled.

2.3

Notification

Perseverance must notify the Optionholder as soon as possible, but in any event no later than 3 Business Days, after it becomes aware that any condition precedent in clause 2.1 has been satisfied or has become incapable of being satisfied.

2.4

Benefit and waiver

The conditions precedent in clause 2.1 cannot be waived.

3.

Cancellation of Options

3.1

Date of cancellation of the Options

With effect on and from 4:00 pm on the Cancellation Date:

(a)

the Options, or those of the Options held by the Optionholder on the Cancellation Date (Remaining Options), as the case may be, are cancelled and of no force or effect; and

(b)

in consideration for the cancellation of the Options or the Remaining Options (as the case may be), Perseverance will pay to the Optionholder the Consideration as soon as practicable and in any event, within 5 Business Days after the Cancellation Date.

3.2

Surrender of Options certificates

After being informed or notified by Perseverance of the cancellation of the Options or the Remaining Options (as the case may be), and as a condition to the payment of the Consideration, the Optionholder must immediately surrender to Perseverance all certificates for the Options or the Remaining Options for cancellation.

4.

Release

With effect on and from the Cancellation Date, the Optionholder releases and discharges Perseverance from all Claims that the Optionholder may have against Perseverance, including without limitation any obligation for Perseverance to issue Perseverance Shares on the exercise of Options.

5.

Termination

(c)

This Deed will automatically terminate if the Share Scheme does not become Effective by 31 May 2008.

(d)

Termination of this Deed does not affect any accrued rights or remedies of either party.

6.

General

6.1

Further acts

The parties will promptly do and perform all further acts and execute and deliver all further documents required by law or reasonably requested by any other party to carry out and effect the intent and purpose of this Deed.

6.2

No dealing in Options

Without limiting the generality of clause 6.1, before the Cancellation Date, the Optionholder must not transfer, dispose of, deal in or exercise any of the Options without the prior written consent of Perseverance, which Perseverance may give or withhold in its absolute discretion. Perseverance may in its absolute discretion impose conditions to its consent.

6.3

Costs and expenses

(a)

Perseverance is responsible for the costs and expenses in relation to preparing this Deed.

(b)

Each party is responsible for its own costs with respect to the entry into this Deed and the completion of the transactions contemplated by it.

6.4

Stamp duty

Perseverance must pay all stamp duty (including all penalties) applicable to this Deed.

6.5

Representations and Warranties

Each party represents and warrants that:

(a)

it has the full power and authority to enter into and to perform its obligations under this Deed;

(b)

the execution, delivery and performance by it of this Deed does not and will not violate in any respect any provision of:

(i)

any law, regulation, authorisation, ruling, consent, judgment, order or decree of any government agency; or

(ii)

if the party is Perseverance, its constituent documents,

(c)

and does not and will not result in a breach or default in any material respect under any agreement binding it; and

(d)

any authorisations required in connection with the execution, delivery and performance by it and the validity and enforceability against it of this Deed have been obtained or effected and are in full force, and there has been no material default by it in the performance of any of the terms and conditions of any of those authorisations.

6.6

Notice

A party giving notice or notifying under this Deed must do so in writing:

(a)

directed to the recipient's address or facsimile number specified in the Details or the Schedule (as applicable), as varied by any notice; and

(b)

hand delivered or sent by prepaid post or facsimile to that address or, in the case of the Optionholder, to the Optionholder.

A notice given in accordance with paragraph (a) is taken to be received:

(c)

if hand delivered, on delivery;

(d)

if sent by prepaid post, on the second Business Day after the date of posting (or on the seventh Business Day after the date of posting if posted to or from a place outside of Australia); and

(e)

if sent by facsimile, when the sender's facsimile system generates a message confirming successful transmission of the entire notice unless, within eight Business Hours after that transmission, the recipient informs the sender that it has not received the entire notice, but if the delivery, receipt or transmission is not on a Business Day or is after 5:00 pm on a Business Day, the notice is taken to be received at 9:00 am on the next Business Day. In this clause 6.6:

"Business Day" means a day that is not a Saturday, Sunday, public holiday or bank holiday in the place where the notice is sent.

"Business Hours" means the hours of 9:00 am to 5:00 pm on a Business Day.

6.7

Counterparts

This Deed may be executed in any number of counterparts (including by facsimile), all of which taken together constitute one and the same document.

6.8

Governing law

This Deed is governed by and must be construed in accordance with the laws of Victoria and the parties submit to the non-exclusive jurisdiction of the court of Victoria.

6.9

Entire Agreement

The provisions of this Deed contain the entire understanding between the parties in relation to the subject matter of this Deed.

Schedule - Details of Optionholder and Options

Part 1

Name of Optionholder:     [*]

Address:                             [*]

Facsimile number:              [*]

Part 2

Number of Options	Exercise price	Expiry date	Consideration per Option	Total Consideration

Total consideration to be paid to Optionholder

Executed and delivered as a deed in Melbourne.

Executed as a deed in accordance with
section 127 of the Corporations Act 2001 by
Perseverance Corporation Limited:

Director Signature	Director/Secretary Signature

Print Name	Print Name

Signed Sealed and Delivered by [*] in the
presence of:

Witness Signature	Signature

Print Name

Annexure 7 – Terms for cancellation of Executive Options

Name	Class	Options issued	Exercise Price	Value	Consideration to be
				per call	paid pursuant to
					Executive Option
					Cancellation Deed
John Quinn	Options expiring 8	2,818,332	$0.09	$0.1309	$368,909.15
	February 2011
	Options expiring 10	2,181,668	$0.09	$0.1315	$286,780.40
	March 2011
Total		5,000,000			$655,689.55

John Rowe	Options expiring 19	250,000	$0.15	$0.1143	$28,574.36
	September 2012
	Options expiring 19	250,000	$0.20	$0.0976	$24,393.56
	September 2012
	Options expiring 19	250,000	$0.25	$0.0843	$21,075.25
	September 2012
	Options expiring 19	250,000	$0.30	$0.0736	$18,392.33
	September 2012
Total		1,000,000			$92,435.50

Name	Class	Options issued	Exercise Price	Value	Consideration to be
				per call	paid pursuant to
					Executive Option
					Cancellation Deed
ANZ Bank	Options expiring 21 June	3,000,000	$0.345	$0.0011	$3,427.14
	2008
Total		3,000,000			$3,427.14

Luke Barbetti	Options expiring 4	100,000	$0.31	$0.0148	$1,476.23
	February 2009
Total		100,000			$1,476.23

Martin Bouwmeester	Options expiring 4	250,000	$0.31	$0.0148	$3,690.59
	February 2009
	Performance rights	120,000	n/a	$0.10	$12,000
Total		370,000			$15,690.59

Andrew McDougal	Options expiring 4	50,000	$0.31	$0.0148	$738.12
	February 2009
Total		50,000			$738.12

Jozsef Patarica	Options expiring 4	200,000	$0.31	$0.0148	$2,952.47
	February 2009

Name	Class	Options issued	Exercise Price	Value	Consideration to be
				per call	paid pursuant to
					Executive Option
					Cancellation Deed
	Performance rights	120,000	n/a	$0.10	$12,000
Total		320,000			$14,952.47

Emma Power	Options expiring 4	50,000	$0.31	$0.0148	$738.12
	February 2009
Total		50,000			$738.12

Ion Hann	Performance rights	58,000	n/a	$0.10	$5,800
Total		58,000			$5,800

Grand Total					$790,947.71

Annexure 8 – Agreed Public Announcements

Perseverance announcement

PERSEVERANCE CORPORATION LIMITED ANNOUNCES RECOMMENDED ACQUISITION BY
NORTHGATE MINERALS CORPORATION

Cash Offer Provides Premium to Share and Option Holders;
Resolves Capitalisation Issues and Provides Certainty to All Stakeholders

MELBOURNE, October 29, 2007 – Perseverance Corporation Limited (ASX: PSV) ("Perseverance" or the "Company") and Northgate Minerals Corporation (TSX: NGX, AMEX: NXG) ("Northgate") are pleased to announce that they have signed a Merger Implementation Agreement ("MIA") pursuant to which Northgate will acquire all outstanding securities and debt of Perseverance for cash consideration (the "Transaction").

Northgate’s offer capitalises Perseverance at an Enterprise Value of approximately A$282 million1.

TRANSACTION HIGHLIGHTS

Northgate and Perseverance have today entered into a binding MIA that provides for the acquisition by Northgate of Perseverance. The Transaction will be implemented via schemes of arrangement between Perseverance and its shareholders and optionholders, respectively (the "Schemes"), and a resolution of holders of convertible subordinated notes to approve the early redemption of the notes. Under the Schemes, a wholly owned subsidiary of Northgate will acquire all of the outstanding fully paid ordinary shares in Perseverance and the Company’s options will be cancelled. In addition, under the resolution of holders of convertible subordinated notes, the convertible subordinated notes will be cancelled.

Under Northgate’s offer, Perseverance securityholders will receive:

  A$0.20 cash per ordinary share;

  A$0.08 cash for each of the Perseverance options issued as part of the recent A$26.5 million placement; and

  A$100,000 (face value) plus any accrued interest per convertible subordinated note.

The Northgate offer of A$0.20 per share provides substantial value to Perseverance shareholders and represents:

  a 37.9% premium to the Perseverance closing share price on 26 October 2007 of A$0.145;

  a 37.1% premium to the one month volume weighted average price of A$0.146; and

  a 51.4% premium to the volume weighted average price of A$0.132 since 12 July 2007, the day Perseverance was reinstated to official quotation on the ASX, following the completion of the A$26.5 million placement.

__________________
1 Based on Perseverance’s unaudited net debt as at 30 September 2007

Northgate has also agreed to acquire all of Perseverance’s existing bank debt (amounting to A$33.5 million) and to provide a new bridging facility of up to A$25.0 million. Northgate has also agreed to acquire the bank’s exposure of approximately A$48.0 million to Perseverance’s gold hedges and subsequent to the close of the Transaction, Northgate will close out this hedge position.

Under the terms of the debt assumption and loan agreements, all debt held by Northgate will be in a first secured position (subject to one immaterial exception) and the interest on bridge financing will be deferred up to the date of successful conclusion of the Transaction or termination of the MIA.

The additional bridging facility eliminates any short-term requirement for Perseverance to raise further equity capital.

In the event that the Transaction does not close as a result of another person acquiring an interest in Perseverance of more than 20%, the bank debt and bridging facility will become immediately repayable in full and Perseverance will be required to immediately close out the gold hedges.

In the event that the Transaction does not close for any other reason, Perseverance is required to repay the principal amount of all bridge financing plus accrued interest and fees within three months of the relevant termination date. The remaining bank debt and the gold hedges will remain on foot and subject to their current terms (although the bank debt will be owned by Northgate, and Northgate will become the counterparty to the gold hedges).

Perseverance Directors have unanimously determined that the Transaction is in the best interests of securityholders and unanimously recommend that all Perseverance shareholders and optionholders vote in favour of the Schemes and that convertible subordinated noteholders approve the early redemption of the notes in the absence of a superior proposal.

All Perseverance Directors intend to vote all Perseverance securities held or controlled by them at the time of the Scheme meetings in favour of the Schemes, in the absence of a superior proposal.

Northgate proposes to fund this transaction from its balance sheet and the transaction is not subject to the requirement for Northgate to raise additional funds. Northgate held approximately US$318 million in cash and had no significant indebtedness at 30 June 2007. Northgate continues to generate strong cash flows from its Canadian mining operation.

"We believe Northgate's offer takes into account the current status and value of the existing operations and exploration potential at Perseverance along with its strong exploration potential," John Quinn, Chairman of Perseverance, said.

"In addition to providing our shareholders with a significant premium, I expect that the operational expertise and financial resources of Northgate should allow the assets to prosper going forward.

Northgate has a plan to contribute the capital to fund the required development of Fosterville’s underground infrastructure and to reinvigorate exploration on the Company’s extensive tenements.

The Northgate management team has a proven track record as strong operators and their team will complement the abilities of Perseverance’s dedicated and very professional staff," he said.

Transaction Rationale – Perseverance

Mr Quinn said that in order to extract full value from the assets and to re-structure the Company’s existing financing facilities and hedge commitments, substantial additional capital would have been required by the Company.

He said that Perseverance Directors were mindful that such additional capital would, most probably, have necessitated a further large and dilutive equity raising.

"Having reviewed a comprehensive range of alternative options available to the Company, our Directors have formed the view that the Transaction is the most attractive alternative available because it provides Perseverance shareholders with certainty of return at a substantial premium to the recent trading range for its shares."

Mr Quinn said the Transaction, underwritten by the strength of Northgate’s balance sheet, should allow the full realisation of the potential of the mining assets and provide stability and assuredness to employees and other stakeholders including the communities around the operations of the Company.

Transaction Rationale – Northgate

The Transaction will create a leading mid-tier gold producer with three producing gold mines in politically favourable mining jurisdictions. Northgate has the management expertise and financial capability to efficiently fund current development projects, accelerate mine improvements at Perseverance and capitalise on other growth opportunities.

  Estimated production for 2008 of approximately 434,000 ounces of gold and 71 million pounds of copper.

  2.3 million ounces of proven and probable gold reserves, 2.0 million ounces of measured and indicated resources and 2.8 million ounces of inferred resources based on the latest publicly available figures of both Northgate and Perseverance.

  Proven and probable copper reserves of 250 million pounds.

  Average net cash cost of production of approximately US$184 per ounce during 2008 based on a copper price of US$2.95 per pound. Post Transaction, this would place Northgate in the lower quartile of world gold producers.

  Net cash after this Transaction of US$105 million and continued strong cash flow of the combined entity will provide maximum financial flexibility.

"Our stated corporate development goal has been the acquisition of a 50,000 – 200,000 ounce producer in a politically stable jurisdiction with exploration potential and the opportunity for Northgate management to secure additional value through our track record as strong operators," Ken Stowe, President and CEO of Northgate, said.

"With this acquisition of Perseverance, we will add two attractive assets in Australia, which allow us to meet that goal.

"This acquisition will add over 200,000 ounces of production in 2008, in the prolific Victorian gold belt in Australia with over 7,700km2 of exploration area."

Mr Stowe said the assets are both fully permitted and are currently operating with excellent infrastructure near developed towns.

"The addition of Northgate’s management team to supplement the existing operating team at Perseverance’s two mine sites and the support of our balance sheet will allow Perseverance to accelerate its mine development plan to increase production and reduce costs. We also intend to expand the existing exploration program to identify additional reserves and extend the life of the camp."

Implementation of the Transaction

The Transaction will be effected through separate schemes of arrangement between Perseverance and holders of shares and options respectively, and a resolution by holders of convertible subordinated notes to amend the terms and conditions of the notes to provide for early redemption.

An Explanatory Memorandum setting out the terms and rationale for the Transaction, Independent Expert’s Reports, and the reasons for the Directors’ recommendations is expected to be circulated to all Perseverance shareholders and optionholders in mid–December 2007.

Meetings of Perseverance shareholders and optionholders to approve the Schemes are expected to be held in mid–January 2008 with Transaction completion anticipated in early February 2008. The meeting of noteholders to consider the noteholders’ resolution is expected to occur in December 2007.

The above timetable is indicative only, and Northgate and Perseverance reserve the right to vary any or all of the relevant dates.

The Transaction is subject to regulatory, Court and Perseverance securityholder approvals, together with other conditions.

The MIA between Perseverance and Northgate contains exclusivity obligations on the part of Perseverance, subject to customary provisions relating to Directors duties in the event of a competing proposal. Perseverance has agreed to pay Northgate a break fee of A$2.5 million, if the Transaction does not proceed in certain circumstances.

Annexure A contains further details regarding the terms of the MIA.

Advisers

Northgate’s financial advisor is UBS and its legal advisors are Allens Arthur Robinson in Australia and Fasken Martineau in Canada.

Perseverance’s financial adviser is ANZ Mergers & Acquisitions and its legal adviser is Clayton Utz.

* * * * * *

conference call

You are invited to participate in the Perseverance Corporation Limited live conference call and to discuss the offer. The call will take place on 29 October 2007, at 11:00 am Melbourne time.

Teleconference:
Please call 1800 701 269 or International at +61 2 8823 6760.
Conference Code: 2249 1277

* * * * * *

ABOUT NORTHGATE

Northgate Minerals Corporation is a Canadian gold and copper mining company with its principal assets being the Kemess South mine in north-central British Columbia and the Young-Davidson property in northern Ontario. Northgate is listed on the Toronto Stock Exchange under the symbol NGX and on the American Stock Exchange under the symbol NXG.

Northgate is now widely recognised as one of the finest operators in the global mining business, having transformed Kemess into one of the most efficient open pit mines in the world over the past seven years. In 2006, exceptional operating performance at Kemess, combined with a strong metal price environment, produced record earnings of US$107 million and record cash flow of almost US$147 million. As Northgate moves forward into 2008 and beyond, the culture of operational excellence that exists within Northgate will provide a solid foundation for growth in pursuit of the Corporation's vision of becoming a larger, multi-mine gold producer.

ABOUT PERSEVERANCE

Perseverance Corporation Limited is an Australian based gold producer and explorer. The Company owns and operates gold mines at Fosterville and Stawell in Victoria, Australia and has extensive exploration tenements covering over 7,700km² along major trends within the world-class Victorian goldfields. Gold production at the Company’s two mines in the year ended June 30, 2007 aggregated 189,000 ounces.

* * * * *

Contact Details
Northgate Minerals Corporation	Perseverance Corporation Limited
Ken Stowe, President & CEO	John Quinn
+1 416-216-2772	+61 (0) 412 381 081
Brian Phillips
+61 (0) 402 298 022

UBS Investment Bank	ANZ Mergers & Acquisitions
Steve Drake	John Snelling
+61 3 9242 6151	+61 2 9227 1633

Cannings Corporate Communications
Peter Brookes
+61 2 8284 9966
Nigel Kassulke
+ 61 2 8284 9905

ANNEXURE A

Summary of Key Terms of the Merger Implementation Agreement

Northgate and Perseverance have entered into an MIA dated 28 October 2007 setting out the terms and conditions of each party's obligations in connection with the implementation of the Transaction. The parties, and their relevant subsidiaries, have also entered into related agreements with Australia and New Zealand Banking Group Limited ("ANZ") ("the Financing Agreements") in relation to the assignment to Northgate of Perseverance's debt and the provision of a further bridging facility to Perseverance.

A summary of the structure of the Transaction, and an outline of the key terms and conditions of the MIA and the Financing Agreements, are set out below. Relevant defined terms are set out at the end of the summary of the MIA.

Structure of Transaction

The Transaction will involve:

  a scheme of arrangement between Perseverance and holders of ordinary shares, under which a wholly owned subsidiary of Northgate will acquire all the ordinary shares for consideration of A$0.20 per share ("the Share Scheme");

  a scheme of arrangement between Perseverance and holders of the 176,716,000 options, each to subscribe for one ordinary share, with an expiry date of 31 August 2009 ("the Options"), under which the Options will be cancelled for consideration of A$0.08 per Option ("the Option Scheme");

  a resolution by holders of convertible subordinated notes ("the Notes") to amend the conditions applying to the Notes to provide for the early redemption of the Notes on the implementation date of the Share Scheme ("the Noteholders' Resolution"); and

  the assignment to Northgate of Perseverance's debt and the provision of a further bridging facility to Perseverance.

Merger Implementation Agreement

Conditions Precedent

The Share Scheme will not become effective unless each of the following conditions precedent has been satisfied or waived in accordance with the terms of the MIA.

  Regulatory Approvals: before 8.00am on the Second Court Date:

»      (Commonwealth Treasurer) the Treasurer of the Commonwealth of Australia advises Northgate that there is no objection under the Australian Federal Government's foreign investment policy or under the Foreign Acquisition and Takeovers Act 1975 of Australia to the acquisition by Northgate of Shares and other securities of Perseverance, as contemplated by the MIA; and

»       (other approvals) all other approvals, consents, modifications or waivers of a governmental agency which are necessary to implement the Schemes are obtained;

  Shareholder Approval: before 8.00am on the Second Court Date, the Share Scheme is approved by the requisite majorities of Shareholders;

  Restraints: no temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing any aspect of the Share Scheme is in effect as at 8.00am on the Second Court Date;

  Independent Expert: before the date on which the Scheme Booklet is lodged with ASIC, the Independent Expert gives a report to Perseverance that in its opinion the Share Scheme is in the best interests of Shareholders;

  Perseverance Regulated Events: no Perseverance Regulated Event occurs between the date of this Agreement and 8.00am on the Second Court Date;

  Perseverance Material Adverse Change: no Perseverance Material Adverse Change occurs, or is discovered, announced, disclosed or otherwise becomes known to Northgate between the date of this Agreement and 8.00am on the Second Court Date;

  Perseverance Representations and Warranties: the representations and warranties of Perseverance contained in the MIA are true and correct in all material respects as at the date of the MIA and as at 8.00am on the Second Court Date;

  Northgate Representations and Warranties: the representations and warranties of Northgate contained in the MIA are true and correct in all material respects as at the date of the MIA and as at 8.00am on the Second Court Date;

  Approval of Noteholders' Resolution: before 8.00am on the Second Court Date, the Noteholders' Resolution has been approved by Noteholders and that approval has not been revoked or affected by any subsequent resolution of Noteholders; and

  Executive Option Cancellation Deeds: no later than 5:00pm on the day which is 2 Business Days before the date of the Scheme Meetings, all Perseverance executives and other persons holding options (ie rights to acquire or subscribe for Perseverance shares that do not constitute Options) have executed legally binding cancellation deeds in relation to those options.

The Option Scheme will not become effective unless each of the following conditions precedent has been satisfied or waived in accordance with the terms of the MIA.

  Optionholder Approval: before 8.00am on the Second Court Date, the Option Scheme is approved by the requisite majorities of Optionholders;

  Restraints: no temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing any aspect of the Option Scheme is in effect as at 8.00am on the Second Court Date;

  Independent Expert: before the date on which the Scheme Booklet is lodged with ASIC, the Independent Expert gives a report to Perseverance that in its opinion the Option Scheme is in the best interests of Optionholders; and

  Satisfaction of Share Scheme Conditions Precedent: before 8.00am on the Second Court Date, each of the conditions precedent to the Share Scheme has been satisfied.

The Noteholders' Resolution will not become effective unless:

  Noteholder Approval: it is approved by the requisite majorities of Noteholders; and

  Share Scheme is effective: the Share Scheme becomes effective. Each party must use their best endeavours to satisfy the conditions precedent.

Termination

Either party may terminate at any time prior to the commencement of the Court hearing on the Second Court Date for any one of the following reasons:

  the other party is in material breach of any clause of the MIA, taken in the context of the Transaction as a whole, the non-defaulting party has given notice to the other party and the material breach has continued to exist for five business days (or any shorter period ending immediately prior to the commencement of the court hearing on the Second Court Date) from the time such notice is given;

  any Perseverance Director makes a public statement changing or withdrawing their recommendation of the Schemes or Noteholders' Resolution;

  the Independent Expert, having given a report to Perseverance that in its opinion the Share Scheme is in the best interests of Shareholders, changes that opinion for any reason;

  if the Court refuses to make any order convening the Share Scheme meeting and a party obtains an opinion from Queen's Counsel or Senior Counsel that an appeal against that decision would have no reasonable prospect of success;

  if a court or other governmental agency has issued a final and non appealable order, decree or ruling or taken other action which permanently restrains or prohibits any Scheme or the Noteholders' Resolution;

  if the conditions precedent are not met; or

  if the Schemes have not become effective on or before the End Date.

In addition, the MIA will terminate automatically, without the action of any party, in the event that:

  the Share Scheme is not approved by the requisite majorities of Shareholders; or

  the Noteholders' Resolution is not approved by the requisite majorities of Noteholders, and Northgate has not waived the condition precedent requiring approval of the Noteholders' Resolution within five Business Days.

Exclusivity

The MIA contains the following no-shop, no-talk and no due diligence restrictions.

Under the no-shop restrictions in the MIA, during the Exclusivity Period, Perseverance must ensure that neither it, nor any of its related bodies corporate or its representatives, directly or indirectly solicits, invites, facilitates or encourages, or communicates any intention to do any of these things, with a view to obtaining any offer or proposal from any person in relation to a Competing Proposal.

Under the no-talk restrictions in the MIA, during the Exclusivity Period, Perseverance must ensure that neither it, nor any of its related bodies corporate or its representatives, negotiates or enters into, continues or participates in negotiations or discussions with any other person regarding a Competing Proposal, even if:

  that person’s Competing Proposal was not directly or indirectly solicited, initiated, facilitated or encouraged by Perseverance or any of its representatives; or

  that person has publicly announced their Competing Proposal.

The parties have also agreed to a no due diligence restriction, whereby during the Exclusivity Period, Perseverance must not, without Northgate's prior written consent:

  solicit, invite, facilitate or encourage any party to undertake due diligence investigations on it or any of its related bodies corporate; or

  make available to any person or permit any such person to receive any non-public information relating to it or any of its related board corporate in connection with such person formulating, developing or finalising, or assisting in the formulation, development or finalisation of, a Competing Proposal.

In addition, during the Exclusivity Period, Perseverance must immediately notify Northgate if it is approached by any person to engage in activity that would breach the no-talk or no due diligence restrictions. Under the MIA, Northgate has a period of five Business Days in which to amend the Transaction to match or better any Superior Proposal received by Perseverance.

The no-talk, no due diligence restrictions and the requirement to notify Northgate above do not apply to the extent that they restrict Perseverance or its Board from taking any action in respect of a bona fide Competing Proposal which was not encouraged, solicited or initiated by Perseverance, or to the extent that they require Perseverance to provide notification to Northgate, provided that Perseverance's Board has determined, in good faith and acting reasonably, that:

  the Competing Proposal is a Superior Proposal; or

  failing to respond in the manner contemplated to that Competing Proposal or providing notification to Northgate would likely cause Perseverance's directors to breach their fiduciary duty or other legal duties, after receiving written advice to that effect from their external lawyers.

Perseverance must immediately notify Northgate if it relies on this exception.

Break Fees

Perseverance has agreed to pay Northgate A$2.5 million (exclusive of GST) in any of the following circumstances:

  there is a material breach by Perseverance of its obligations under the MIA;

  a Perseverance Regulated Event occurs between the date of the MIA and 8.00am on the Second Court Date;

  a Perseverance Material Adverse Change occurs or otherwise becomes known to Northgate between the date of the MIA and 8.00am on the Second Court Date);

  the Independent Expert:

»     gives a report to Perseverance that in its opinion the Shares Scheme is not in the best interests of Shareholders; or

»     having given a report to Perseverance that in its opinion the Share Scheme is in the best interests of Shareholders, changes that opinion for any reason; or

  at any time before the end of the Scheme Meeting, the Perseverance Board makes a public statement changing or withdrawing their support or recommendation of the Schemes or the Noteholders' Resolution or recommends a Competing Proposal.

In addition, no amount is payable by Perseverance to Northgate if Shareholders fail to pass, by the requisite majorities, the resolution to approve the Share Scheme, or the condition precedent relating to approval of the Noteholders' Resolution is not satisfied, in circumstances where the Perseverance Board has not made a public statement changing or withdrawing their support or recommendation of the Schemes and Noteholders' Resolution, and has not recommended a Competing Proposal.

Key Definitions

Competing Proposal means any proposed or possible transaction or arrangement pursuant to which, if ultimately completed, a person (other than Northgate or a related body corporate of Northgate) would:

(a)  directly or indirectly, acquire an interest, a relevant interest in or become the holder of:

(i)   more than 50% of the Shares; or

(ii)  the whole or a substantial part or a material part of the business or property of Perseverance or the Perseverance Group;

(b)  acquire control of Perseverance, within the meaning of section 50AA of the Corporations Act; or

(c)  otherwise acquire or merge with Perseverance (including by a reverse takeover bid, reverse scheme of arrangement or dual listed companies structure).

End Date means 31 March 2008, or such later date as Northgate and Perseverance may agree in writing.

Exclusivity Period means the period commencing on the date of this Agreement and ending on the earlier of:

(a)  the termination of the MIA in accordance with its terms;

(b)  the Implementation Date; and

(c) the End Date.

Perseverance Material Adverse Change means an event, occurrence or matter other than:

(a)     that required to be done or procured by Perseverance pursuant to the MIA, the Schemes or an executive option cancellation deed;

(b)     as fairly disclosed in an announcement to the ASX prior to the date of the MIA or as fairly disclosed by Perseverance to Northgate in writing prior to the date of the MIA (provided that disclosure of the risk or possibility of an event, occurrence or matter happening shall not be a disclosure of an actual event, occurrence or matter happening);

(c)     an actual event, occurrence or matter which is known to Northgate prior to the date of the Agreement (which does not include knowledge of the risk or possibility of an event, occurrence or matter happening);

(d)     those arising from changes in general economic or business conditions in Australia including changes in rates of corporate taxation and interest rates; or

(e)     any other event, occurrence or matter which the parties agree in writing shall be excluded from this definition,

which individually will, or is reasonably likely to, or when aggregated with all such events, occurrences or matters will, or is reasonably likely to:

(f)     diminish the value of the consolidated net assets of the Perseverance Group by A$5 million or more;

(g)     diminish the consolidated net profit after tax of the Perseverance Group in any financial year by A$2 million or more, excluding any costs and expenses incurred in connection with the Schemes; or

(h) have a material adverse effect on the ability of Perseverance to perform its obligations under the MIA.

Perseverance Regulated Event means the occurrence of any of the following:

(a)     Perseverance converts all or any of its shares into a larger or smaller number of shares;

(b)     Perseverance resolves to reduce its share capital in any way or reclassifies, redeems or repurchases directly or indirectly any of its shares;

(c)     Perseverance or any related body corporate of Perseverance:

(i)   enters into a buy-back agreement; or

(ii)  resolves to approve the terms of a buy-back agreement under the Corporations Act;

(d)     Perseverance or any related body corporate of Perseverance pays any amount to an employee or officer of the Perseverance Group in connection with the termination of their employment, or their ceasing to act as an officer of Perseverance or a related body corporate, other than pursuant to an agreement in force prior to 5 October 2007;

(e)     Perseverance declares, pays or distributes any dividend, bonus or other share of its profits or assets, or returns or announces an intention to return or agree to return any capital to its members;

(f)     Perseverance or any related body corporate of Perseverance:

(i)      issues or agrees to issue shares or instruments convertible into shares (each a Perseverance Security) to a person outside of the Perseverance Group; or

(ii)    grants or agrees to grant an option (including any performance right or right to have shares transferred) over or in respect of Perseverance Securities to a person outside of the Perseverance Group, other than an issue of Shares pursuant to the exercise of an Option or an executive option or the conversion of a Note.

(g)     Perseverance makes a material change or amendment to its constitution;

(h)     Perseverance or any related body corporate of Perseverance creates, or agrees to create, any mortgage, charge, lien or other encumbrance over the whole, or a substantial part, of its business or property;

(i)     Perseverance resolves that it be wound up;

(j)     a court makes an order for the winding up of Perseverance or of any related body corporate of Perseverance;

(k)     a liquidator, provisional liquidator or administrator of Perseverance or of any related body corporate of Perseverance is appointed;

(l)     a receiver or a receiver and manager is appointed in relation to the whole, or a substantial part, of the property of Perseverance or of any related body corporate of Perseverance;

(m)     after the date of announcement of the MIA:

(i)      Perseverance or any related body corporate of Perseverance acquires, offers to acquire or agrees to acquire one or more companies, businesses or assets (or any interest in one or more companies, businesses or assets) for an amount in aggregate greater than A$500,000, or makes an announcement in relation to such an acquisition, offer or agreement;

(ii)     Perseverance or any related body corporate of Perseverance leases or disposes of, offers to lease or dispose of or agrees to lease or dispose of one or more companies, businesses or assets (or any interest in one or more companies, businesses or assets) for an amount, or in respect of which the book value (as recorded in Perseverance's statement of financial position as at 30 June 2007) is, in aggregate greater than A$500,000, or making an announcement in relation to such a lease, disposition, offer or agreement;

(iii)    Perseverance or any related body corporate of Perseverance enters into, or offers to enter into or agrees to enter into, any agreement, joint venture or partnership involving a commitment of greater than 12 months other than in the ordinary course of business or which would require expenditure, or the foregoing of revenue, by the Perseverance Group of an amount which is, in aggregate, more than A$500,000 or which would bring the aggregate new capital expenditure commitments of the Perseverance Group since the announcement date to more than A$500,000, or makes an announcement in relation to such an entry, offer or agreement;

(iv)   Perseverance or any related body corporate of Perseverance makes any loans, advances or capital contributions to, or investments in, any other person, other than to or in Perseverance or any wholly owned related body corporate of Perseverance, or in the ordinary course of business; or

(v)    Perseverance or any related body corporate of Perseverance incurs any indebtedness (other than under the Financing Agreements)

or issuing any indebtedness or debt securities other than in the ordinary course of business, or the business of the Perseverance Group not otherwise being carried on in the ordinary course;

(n)    Perseverance or any related body corporate of Perseverance executes a deed of company arrangement;

(o)    Perseverance or any related body corporate of Perseverance (as applicable) authorises, commits or agrees to take any of the actions referred to in any of the foregoing paragraphs,

provided that a Perseverance Regulated Event will not include a matter:

(p)    required to be done or procured by Perseverance pursuant to the MIA, the Schemes or an option cancellation deed;

(q)    which Perseverance is permitted to do, or not to do, under the carve-out to its exclusivity obligations or which Perseverance is permitted to do, or not to do, in connection with any competing Proposal once the exclusivity period ends;

(r)     in relation to which Northgate has expressly consented in writing; or

(s)    previously announced to ASX or fairly disclosed by Perseverance to Northgate in writing prior to the date of the MIA.

Scheme Booklet means the explanatory memorandum prepared, or to be prepared, by Perseverance in respect of the Schemes and despatched to Shareholders and Optionholders.

Second Court Date means the first day on which the application made to the Court for orders pursuant to section 411(4)(b) of the Corporations Act approving the Schemes is heard or, if the application is adjourned for any reason, the first day on which the adjourned application is heard.

Superior Proposal means a bona fide Competing Proposal which the Perseverance Board reasonably believes, acting in good faith, and after having taken advice from its financial and legal advisers:

(a)    is capable of being valued and completed, taking into account all aspects of the Competing Proposal; and

(b)    would, if consummated in accordance with its terms and taking into account, among other things, all legal, financial, regulatory, timing and other aspects of such proposal and the person making such proposal, result in a transaction more favourable to the Shareholders from a financial point of view than the terms of the Share Scheme.

Financing Agreements

Under the Financing Agreements:

  Northgate will acquire all of Perseverance’s existing bank debt from ANZ (amounting to US$30.6 million (A$33.5 million);

  Northgate will extend an additional bridging facility to Perseverance of up to US$22.8 million (A$25.0 million);

  Northgate and ANZ have entered into a put and call arrangement pursuant to which Northgate expects to acquire ANZ’s exposure of approximately US$43.8million (A$48.0 million) to Perseverance’s gold hedges following completion of the Schemes;

  Northgate will obtain a first ranking security (subject to one immaterial exception) over all the assets and undertakings of Perseverance and certain of its subsidiaries, by way of the assignment of existing securities held by ANZ and the granting of new securities by Perseverance and certain of its subsidiaries over certain of their assets and undertakings;

The bridging financing will attract interest at a rate of BBSY + 4.5% on drawn amounts, and a commitment fee of 4.5% on the facility amount. These amounts will only be payable following the successful completion of the Transaction or termination of the MIA.

In the event that the Transaction does not close as a result of another person acquiring an interest in Perseverance of more than 20%, the bank debt and bridging facility will become immediately repayable in full, and Perseverance will be required to immediately close out the gold hedges.

In the event that the Transaction does not close for any other reason, Perseverance is required to repay the principal amount of all bridge financing plus accrued interest and fees within three months of the relevant termination date. The remaining bank debt and the gold hedges will remain on foot and subject to their current terms (although the bank debt will be owned by Northgate, and Northgate or its nominee will become the counterparty to the gold hedges).

Northgate announcement

NORTHGATE MINERALS CORPORATION ANNOUNCES FRIENDLY PROPOSAL TO ACQUIRE
PERSEVERANCE CORPORATION LIMITED TO CREATE LEADING MID-TIER GOLD PRODUCER

US$246 Million Transaction Adds Approximately 200,000 Ounces of Annual Production
through Two Australian Mines with Significant Exploration Upside

Notice: Conference Call and Webcast on Monday, October 29 at 10:00am ET
Dial in: +1 416-644-3416 or 1-800-733-7571

VANCOUVER, October 29, 2007 – Northgate Minerals Corporation (TSX: NGX, AMEX: NXG) ("Northgate") and Perseverance Corporation Limited (ASX: PSV) ("Perseverance") are pleased to announce that they have signed a Merger Implementation Agreement ("MIA") pursuant to which Northgate would acquire all outstanding securities and debt of Perseverance for cash consideration (the "Transaction").

The Transaction will create a multi-mine gold producer with over 430,000 ounces of estimated production in 2008 and significant free cash flow. Northgate’s offer capitalises Perseverance at an Enterprise Value of approximately US$257 million (A$282 million).

TRANSACTION HIGHLIGHTS

Northgate and Perseverance have today entered into a definitive MIA that provides for the acquisition by Northgate of Perseverance. The Transaction will be implemented via schemes of arrangement between Perseverance and its shareholders and warrant holders, respectively (the "Schemes"), and a resolution of holders of convertible subordinated notes to approve the early redemption of the notes. Under the Schemes, a wholly owned subsidiary of Northgate will acquire all of the outstanding fully paid ordinary shares in Perseverance and the company’s warrants will be cancelled. In addition, under the resolution of holders of convertible subordinated notes, the convertible subordinated notes will be cancelled. The transaction is subject to certain conditions, including the approval of securityholders.

Under Northgate’s offer, Perseverance securityholders will receive:

  A$0.20 cash per ordinary share;

  A$0.08 cash for each of the Perseverance warrants issued as part of the recent A$26.5 million placement; and,

  A$100,000 (face value) plus any accrued interest per convertible subordinated note.

The Northgate offer of A$0.20 per share provides substantial value to Perseverance shareholders and represents:

  a 37.9% premium to the Perseverance closing share price on October 26, 2007 of A$0.145;

  a 37.1% premium to the one month volume weighted average price of A$0.146.

Merger Implementation Agreement

Northgate has also agreed to acquire all of Perseverance’s existing bank debt (amounting to US$30.6 million (A$33.5million)) and is extending an additional bridging facility of up to US$22.8 million (A$25.0 million). Northgate has also agreed to acquire the bank’s exposure of approximately US$43.8 million (A$48.0 million) to Perseverance’s gold hedges and subsequent to the close of the Transaction, Northgate will close out this hedge position.

Under the terms of the debt assumption and loan agreements, all debt held by Northgate will be in a first secured position (subject to one immaterial exception) and interest on the bridge financing will be deferred up to the date of successful conclusion of the Transaction or termination of the MIA.

The additional bridging facility eliminates any short-term requirement for Perseverance to raise further equity capital.

In the event that the Transaction does not close as a result of another person acquiring an interest in Perseverance of more than 20%, the bank debt and bridging facility will become immediately repayable in full and Perseverance will be required to immediately close out the gold hedges.

In the event that the Transaction does not close for any other reason, Perseverance is required to repay the principal amount of all bridge financing plus accrued interest and fees within three months of the relevant termination date. The remaining bank debt and the gold hedges will remain in place and subject to their current terms (although the bank debt will be owned by Northgate, and Northgate will become the counterparty to the gold hedges).

Perseverance Directors have unanimously determined that the Transaction is in the best interests of securityholders and unanimously recommend that all Perseverance shareholders and warrant holders vote in favour of the Schemes and that convertible subordinated noteholders approve the early redemption of the notes in the absence of a superior proposal.

All Perseverance Directors intend to vote all Perseverance securities held or controlled by them at the time of the Scheme meetings in favour of the Schemes, in the absence of a superior proposal.

"We believe Northgate's offer takes into account the current status and value of the existing operations at Perseverance along with its strong exploration potential," John Quinn, Chairman of Perseverance, said.

"In addition to providing our shareholders with a significant premium, I expect that the operational expertise and financial resources of Northgate should allow the assets to prosper going forward.

"Northgate has a plan to contribute the capital to fund the required development of Fosterville’s underground infrastructure and to reinvigorate exploration on the Company’s extensive tenements.

"The Northgate management team has a proven track record as strong operators and their team will provide the guidance necessary following the previously announced departure of Mark Mitchell, Perseverance’s Executive General Manager," he said.

Merger Implementation Agreement

Transaction Rationale – Perseverance

Mr Quinn said that in order to extract full value from the assets and to re-structure the Company’s existing financing facilities and hedge commitments, substantial additional capital would have been required by the Company.

He said that Perseverance Directors were mindful that such additional capital would, most probably, have necessitated a further large and dilutive equity raising.

"Having reviewed a comprehensive range of alternative options available to the Company, our Directors have formed the view that the Transaction is the most attractive alternative available, because it provides Perseverance shareholders with certainty of return at a substantial premium to the recent trading range for its shares."

Mr Quinn said the Transaction, underwritten by the strength of Northgate’s balance sheet, should allow the full realisation of the potential of the mining assets and provide stability and assuredness to employees and other stakeholders including the communities around the operations of the Company.

Transaction Rationale – Northgate

The Transaction will create a leading, mid-tier gold producer with three producing gold mines in politically favourable mining jurisdictions. Northgate has the management expertise and financial capability to efficiently fund current development projects, accelerate mine improvements at Perseverance and capitalize on other growth opportunities.

  Estimated production for 2008 of approximately 434,000 ounces of gold and 71 million pounds of copper.

  2.3 million ounces of proven and probable gold reserves, 2.0 million ounces of measured and indicated resources and 2.8 million ounces of inferred resources based on the latest publicly available figures of both Northgate and Perseverance.

  Proven and probable copper reserves of 250 million pounds.

  Average net cash cost of production of approximately US$184 per ounce during 2008 based on a copper price of US$2.95 per pound. Post Transaction, this would place Northgate in the lower quartile of world gold producers.

  Net cash after this Transaction of US$105 million and continued strong cash flow of the combined entity will provide maximum financial flexibility.

The Transaction provides the following anticipated benefits to Northgate shareholders:

  The proposed business combination will create a leading multi-mine, mid-tier gold producer with strong cash flow, proven operating expertise, large resource base and exciting growth prospects.

  Northgate’s solid balance sheet, substantial free cash flow and management strength will support the accelerated mine development at Fosterville and enhanced exploration programs at both Stawell and Fosterville.

  The Transaction will create a combined entity with three operating mines, over 430,000 ounces of gold production in 2008, a variety of near term organic growth opportunities and the financial capability to bring these opportunities into production.

  The establishment of a new, core mining district in Australia with roughly 7,700 km2 of exploration area located in the prolific Victorian gold belt, with further potential acquisition opportunities.

Merger Implementation Agreement

  The diversification of Northgate’s operating mines in multi-jurisdiction, mining-friendly countries.

"Our stated corporate development goal has been the acquisition of a 50,000 – 200,000 ounce producer in a politically stable jurisdiction with exploration potential and the opportunity for Northgate management to secure additional value through our track record as strong operators," Ken Stowe, President and CEO of Northgate, said.

"With this acquisition of Perseverance, we will add two attractive assets in Australia, which allow us to meet that goal.

"This acquisition will add over 200,000 ounces of production in 2008 in the prolific Victorian gold belt in Australia with over 7,700km2 of exploration area."

The assets are both fully permitted and are currently operating with excellent infrastructure near developed towns.

"The addition of Northgate’s management team to supplement the existing operating team at Perseverance’s two mine sites and the support of our balance sheet will allow Perseverance to accelerate its mine development plan to increase production and reduce costs. We also intend to expand the existing exploration programs to identify additional reserves and extend the life at both camps."

Implementation of the Transaction

The Transaction will be effected through separate schemes of arrangement between Perseverance and holders of shares and warrants, respectively, and a resolution by holders of convertible subordinated notes to amend the terms and conditions of the notes to provide for early redemption.

An Explanatory Memorandum setting out the terms and rationale for the Transaction, Independent Expert’s Reports, and the reasons for the Directors’ recommendations is expected to be circulated to Perseverance shareholders and warrant holders in mid–December 2007.

Meetings of Perseverance shareholders and warrant holders to approve the Schemes are expected to be held in mid–January 2008 with Transaction completion anticipated in early February 2008. The meeting of noteholders to consider the noteholders’ resolution is expected to occur in December 2007.

The above timetable is indicative only, and Northgate and Perseverance reserve the right to vary any or all of the relevant dates.

The Transaction is subject to regulatory, Court and Perseverance securityholder approvals, together with other conditions.

The relevant approval thresholds are as follows:

  In relation to the Schemes of Arrangement: at least 75% by number of the securities voted and at least 50% by number of the securityholders who voted, in each case in person or by proxy;

  In relation to the convertible subordinated notes: at least 75% by number of the notes.

The MIA between Perseverance and Northgate contains exclusivity obligations on the part of Perseverance, subject to customary "fiduciary out" provisions. Perseverance has agreed to pay Northgate a break fee of A$2.5 million, if the Transaction does not proceed in certain circumstances.

Annexure A contains further details regarding the terms of the MIA.

Merger Implementation Agreement

Advisors

Northgate’s financial advisor is UBS and its legal advisors are Allens Arthur Robinson in Australia and Fasken Martineau in Canada.

Perseverance’s financial adviser is ANZ Mergers & Acquisitions and its legal adviser is Clayton Utz.

* * * * * *

conference call and webcast

You are invited to participate in Northgate Minerals Corporation’s live conference call and webcast to discuss the acquisition of Perseverance Corporation Limited. The call and webcast will take place on Monday, October 29, 2007 at 10:00am ET.

Conference Call:
Please call +1 416-644-3416 or toll free in North America at 1-800-733-7571.

Webcast:

The webcast package, including the webcast link and presentation, will be available on the morning of October 29 and posted on Northgate’s website at www.northgateminerals.com under the section entitled "Perseverance Acquisition", located on the homepage. You may also access the webcast at http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=2068660

Replay:
A replay of this event will be available beginning on October 29 at 1:00pm ET until November 12 at 11:59 pm ET.

Replay Access No.    +1 416-640-1917 or 1-877-289-8525
Passcode:                    212 519 20#

* * * * *

ABOUT NORTHGATE

Northgate Minerals Corporation is a Canadian gold and copper mining company with its principal assets being the Kemess South mine in north-central British Columbia and the Young-Davidson property in northern Ontario. Northgate is listed on the Toronto Stock Exchange under the symbol NGX and on the American Stock Exchange under the symbol NXG.

Northgate is now widely recognized as one of the finest operators in the global mining business, having transformed Kemess into one of the most efficient open pit mines in the world over the past seven years. In 2006, exceptional operating performance at Kemess, combined with a strong metal price environment, produced record earnings of US$107 million and record cash flow of almost US$147 million. As Northgate moves forward into 2008 and beyond, the culture of operational excellence that exists within Northgate will provide a solid foundation for growth in pursuit of the Corporation's vision of becoming a larger, multi-mine gold producer.

ABOUT PERSEVERANCE

Perseverance Corporation Limited is an Australian based gold producer and explorer. The company owns and operates gold mines at Fosterville and Stawell in Victoria, Australia and has extensive exploration tenements covering over 7,700km² along major trends within the world-class Victorian goldfields. Gold production at the Company’s two mines in the year ended June 30, 2007 aggregated 189,000 ounces.

* * * * *

Merger Implementation Agreement

Contact Details
Northgate Minerals Corporation	Perseverance Corporation Limited
Ken Stowe, President & CEO	John Quinn
+1 416-216-2772	+61 (0) 412 381 081

Brian Phillips
+61 (0) 402 298 022
UBS Investment Bank	ANZ
Steve Drake	John Snelling
+61 3 9242 6151	+61 2 9227 1633

Cannings Corporate Communications
Peter Brookes
+61 2 8284 9966

Nigel Kassulke
+ 61 2 8284 9905

note to security holders:

This news release does not constitute an offer to buy or an invitation to sell, or the solicitation of an offer to buy or invitation to sell, any of the securities of Northgate or Perseverance. Information about Perseverance is provided by Perseverance and Northgate has not verified its accuracy or completeness.

Subject to the terms and conditions set forth in the Merger Implementation Agreement relating to the proposed transaction, Perseverance intends to mail a scheme booklet (which will include an explanatory statement and independent expert's report) to its shareholders . Perseverance shareholders and other interested parties are strongly advised to read these documents, as well as any amendments and supplements to these documents, when they become available because they will contain important information.

forward-looking statements:

This news release contains certain "forward-looking statements" and "forward-looking information" under applicable Canadian and U.S. securities laws. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe," or "continue" or the negative thereof or variations thereon or similar terminology. Forward-looking statements are necessarily based on a number of estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies. Certain of the statements made herein, including any information as to the timing and completion of the proposed transaction, the potential benefits thereof, the future activities of and developments related to Perseverance and Northgate prior to the proposed transaction and the combined company after the proposed transaction, market position, and future financial or operating performance of Northgate or Perseverance, are forward-looking and subject to important risk factors and uncertainties, many of which are beyond the corporations’ ability to control or predict. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, among others: gold price volatility; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; costs of production, capital expenditures, costs and timing of construction and the development of new deposits, success of exploration activities and permitting time lines; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in any of the countries in which either corporation does or may carry out business in the future; risks of sovereign investment; the speculative nature of gold exploration, development and mining, including the risks of obtaining necessary licenses and permits; dilution; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance, to cover these risks), as well as the factors described or referred to in the section entitled "Risk Factors" in Northgate’s Annual Information Form for the year ended December 31, 2006 or under the heading "Risks and Uncertainties" in Northgate’s 2006 annual report, both of which are available on SEDAR at www.sedar.com, and which should be reviewed in conjunction with this document. Accordingly, readers should not place undue reliance on forward-looking statements. Neither corporation undertakes any obligation to update publicly or release any revisions to forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

Merger Implementation Agreement

Readers are advised to refer to independent technical reports containing detailed information with respect to the material properties of Northgate. technical reports are available under the profile of Northgate at www.sedar.com. These technical reports provide the date of each resource or reserve estimate, details of the key assumptions, methods and parameters used in the estimates, details of quality and grade or quality of each resource or reserve and a general discussion of the extent to which the estimate may be materially affected by any known environmental, permitting, legal, taxation, socio-political, marketing, or other relevant issues. The technical reports also provide information with respect to data verification in the estimation.

This news release uses the terms "measured", "indicated" and "inferred" resources as defined in accordance with National Instrument 43-101 and Joint Ore Reserves Committee (JORC) Code – Standards of Disclosure for Mineral Projects. United States readers are advised that while these terms are recognized and required by Canadian and Australasian securities laws, respectively, the SEC does not recognize them. There are no significant differences between reserves and resources as defined in accordance with National Instrument 43-101 and the JORC Code. Readers are cautioned not to assume that all or any part of the mineral deposits in these categories will ever be converted into reserves. In addition, "inferred resources" have a great amount of uncertainty as to their existence and economic and legal feasibility and it cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Readers are cautioned not to assume that all or any part of an inferred resource exists or is economically or legally mineable. Mineral resources are not mineral reserves and do not have demonstrated economic viability.

Scientific and technical information contained herein in respect of Northgate’s mineral projects is under the control of Northgate’s geological staff that includes a number of individuals, who are qualified persons as defined under National Instrument 43-101. Overall supervision of the program is by Carl Edmunds, PGeo, Northgate’s Exploration Manager.

Northgate has included certain non-GAAP Measures including cost per ounce data, adjusted net earnings and adjusted net earnings per share to supplement its financial statements, which are presented in accordance with Canadian GAAP. Non-GAAP measures do not have any standardized meaning prescribed under Canadian GAAP, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP.

Northgate has included cost per ounce information data because it understands that certain investors use this information to determine Northgate’s ability to generate earnings and cash flow for use in investing and other activities. Northgate believes that conventional measures of performance prepared in accordance with Canadian GAAP do not fully illustrate the ability of its operating mines to generate cash flow. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under Canadian GAAP. Where cost per ounce data is computed by dividing GAAP operating cost components by ounces sold, Northgate has not provided formal reconciliations of these statistics. Cash costs are determined in accordance with the Gold Institute’s Production Cost Standard. For the purposes of co-product cash cost calculation purposes, Northgate assumes that operating costs are attributable to copper and gold on a 70/30 split. The attributable costs will vary from time to time and would be influenced by a number of factors including current market terms for treatment and refining costs and customer mix. Cost of sales under Canadian GAAP and cash costs are reconciled by the following: non-cash movements in net working capital items and provisions for losses on inventory.

Northgate uses the financial measures "adjusted net earnings" and "adjusted net earnings per share" to supplement its consolidated financial statements. The presentation of adjusted measures are not meant to be a substitute for net earnings or net earnings per share presented in accordance with GAAP, but rather should be evaluated in conjunction with such GAAP measures. Adjusted net earnings and adjusted net earnings per share are calculated as net earnings excluding (a) stock based compensation, (b) foreign exchange loss (gain), (c) future income tax expense on the translation of foreign currency inter corporate debt, (d) unrealized losses on derivatives, (e) impairment losses, (f) non-production costs during business interruption and (g) debt repayment expense. The terms "adjusted net earnings" and "adjusted net earnings per share" do not have a standardized meaning prescribed by Canadian GAAP, and therefore Northgate’s definitions are unlikely to be comparable to similar measures presented by other companies. Northgate’s management believes that the presentation of adjusted net earnings and adjusted net earnings per share provide useful information to investors because they exclude non-cash charges and are a better indication of Northgate’s profitability from operations. The items excluded from the computation of adjusted net earnings and adjusted net earnings per share, which are otherwise included in the determination of net earnings (loss) and net earnings (loss) per share prepared in accordance with Canadian GAAP, are items that Northgate does not consider to be meaningful in evaluating Northgate’s past financial performance or the future prospects and may hinder a comparison of its period to period profitability.

For further information about Northgate, please visit www.northgateminerals.com. For further information about Perseverance, please visit www.perseverance.com.au.

Merger Implementation Agreement

ANNEXURE A

Summary of Key Terms of the Merger Implementation Agreement

Northgate and Perseverance have entered into an MIA dated 28 October 2007 setting out the terms and conditions of each party's obligations in connection with the implementation of the Transaction. The parties, and their relevant subsidiaries, have also entered into related agreements with Australia and New Zealand Banking Group Limited ("ANZ") ("the Financing Agreements") in relation to the assignment to Northgate of Perseverance's debt and the provision of a further bridging facility to Perseverance.

A summary of the structure of the Transaction, and an outline of the key terms and conditions of the MIA and the Financing Agreements, are set out below. Relevant defined terms are set out at the end of the summary of the MIA.

Structure of Transaction

The Transaction will involve:

  a scheme of arrangement between Perseverance and holders of ordinary shares, under which a wholly owned subsidiary of Northgate will acquire all the ordinary shares for consideration of A$0.20 per share ("the Share Scheme");

  a scheme of arrangement between Perseverance and holders of the 176,716,000 options (referred to in Canada as warrants), each to subscribe for one ordinary share, with an expiry date of 31 August 2009 ("the Options"), under which the Options will be cancelled for consideration of A$0.08 per Option ("the Option Scheme");

  a resolution by holders of convertible subordinated notes ("the Notes") to amend the conditions applying to the Notes to provide for the early redemption of the Notes on the implementation date of the Share Scheme ("the Noteholders' Resolution"); and

  the assignment to Northgate of Perseverance's debt and the provision of a further bridging facility to Perseverance.

Merger Implementation Agreement

Conditions Precedent

The Share Scheme will not become effective unless each of the following conditions precedent has been satisfied or waived in accordance with the terms of the MIA.

  Regulatory Approvals: before 8.00am on the Second Court Date:

  »

  (Commonwealth Treasurer) the Treasurer of the Commonwealth of Australia advises Northgate that there is no objection under the Australian Federal Government's foreign investment policy or under the Foreign Acquisition and Takeovers Act 1975 of Australia to the acquisition by Northgate of Shares and other securities of Perseverance, as contemplated by the MIA; and

  »

  (other approvals) all other approvals, consents, modifications or waivers of a governmental agency which are necessary to implement the Schemes are obtained;

  Shareholder Approval: before 8.00am on the Second Court Date, the Share Scheme is approved by the requisite majorities of Shareholders;

Merger Implementation Agreement

    Restraints: no temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing any aspect of the Share Scheme is in effect as at 8.00am on the Second Court Date;

    Independent Expert: before the date on which the Scheme Booklet is lodged with ASIC, the Independent Expert gives a report to Perseverance that in its opinion the Share Scheme is in the best interests of Shareholders;

    Perseverance Regulated Events: no Perseverance Regulated Event occurs between the date of this Agreement and 8.00am on the Second Court Date;

    Perseverance Material Adverse Change: no Perseverance Material Adverse Change occurs, or is discovered, announced, disclosed or otherwise becomes known to Northgate between the date of this Agreement and 8.00am on the Second Court Date;

    Perseverance Representations and Warranties: the representations and warranties of Perseverance contained in the MIA are true and correct in all material respects as at the date of the MIA and as at 8.00am on the Second Court Date;

    Northgate Representations and Warranties: the representations and warranties of Northgate contained in the MIA are true and correct in all material respects as at the date of the MIA and as at 8.00am on the Second Court Date;

    Approval of Noteholders' Resolution: before 8.00am on the Second Court Date, the Noteholders' Resolution has been approved by Noteholders and that approval has not been revoked or affected by any subsequent resolution of Noteholders; and

    Executive Option Cancellation Deeds: no later than 5:00pm on the day which is 2 Business Days before the date of the Scheme Meetings, all Perseverance executives and other persons holding options (ie rights to acquire or subscribe for Perseverance shares that do not constitute Options) have executed legally binding cancellation deeds in relation to those options.

  The Option Scheme will not become effective unless each of the following conditions precedent has been satisfied or waived in accordance with the terms of the MIA.

    Optionholder Approval: before 8.00am on the Second Court Date, the Option Scheme is approved by the requisite majorities of Optionholders;

    Restraints: no temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing any aspect of the Option Scheme is in effect as at 8.00am on the Second Court Date;

    Independent Expert: before the date on which the Scheme Booklet is lodged with ASIC, the Independent Expert gives a report to Perseverance that in its opinion the Option Scheme is in the best interests of Optionholders; and

    Satisfaction of Share Scheme Conditions Precedent: before 8.00am on the Second Court Date, each of the conditions precedent to the Share Scheme has been satisfied.

  The Noteholders' Resolution will not become effective unless:

    Noteholder Approval: it is approved by the requisite majorities of Noteholders; and

    Share Scheme is effective: the Share Scheme becomes effective.

  Each party must use their best endeavours to satisfy the conditions precedent.

Merger Implementation Agreement

  Termination

  Either party may terminate at any time prior to the commencement of the Court hearing on the Second Court Date for any one of the following reasons:

    the other party is in material breach of any clause of the MIA, taken in the context of the Transaction as a whole, the non-defaulting party has given notice to the other party and the material breach has continued to exist for five business days (or any shorter period ending immediately prior to the commencement of the court hearing on the Second Court Date) from the time such notice is given;

    any Perseverance Director makes a public statement changing or withdrawing their recommendation of the Schemes or Noteholders' Resolution;

    the Independent Expert, having given a report to Perseverance that in its opinion the Share Scheme is in the best interests of Shareholders, changes that opinion for any reason;

    if the Court refuses to make any order convening the Share Scheme meeting and a party obtains an opinion from Queen's Counsel or Senior Counsel that an appeal against that decision would have no reasonable prospect of success;

    if a court or other governmental agency has issued a final and non appealable order, decree or ruling or taken other action which permanently restrains or prohibits any Scheme or the Noteholders' Resolution;

    if the conditions precedent are not met; or

    if the Schemes have not become effective on or before the End Date.

    In addition, the MIA will terminate automatically, without the action of any party, in the event that:

    the Share Scheme is not approved by the requisite majorities of Shareholders; or

    the Noteholders' Resolution is not approved by the requisite majorities of Noteholders, and Northgate has not waived the condition precedent requiring approval of the Noteholders' Resolution within five Business Days.

  Exclusivity

  The MIA contains the following no-shop, no-talk and no due diligence restrictions.

  Under the no-shop restrictions in the MIA, during the Exclusivity Period, Perseverance must ensure that neither it, nor any of its related bodies corporate or its representatives, directly or indirectly solicits, invites, facilitates or encourages, or communicates any intention to do any of these things, with a view to obtaining any offer or proposal from any person in relation to a Competing Proposal.

  Under the no-talk restrictions in the MIA, during the Exclusivity Period, Perseverance must ensure that neither it, nor any of its related bodies corporate or its representatives, negotiates or enters into, continues or participates in negotiations or discussions with any other person regarding a Competing Proposal, even if:

    that person’s Competing Proposal was not directly or indirectly solicited, initiated, facilitated or encouraged by Perseverance or any of its representatives; or

    that person has publicly announced their Competing Proposal.

Merger Implementation Agreement

  The parties have also agreed to a no due diligence restriction, whereby during the Exclusivity Period, Perseverance must not, without Northgate's prior written consent:

    solicit, invite, facilitate or encourage any party to undertake due diligence investigations on it or any of its related bodies corporate; or

    make available to any person or permit any such person to receive any non-public information relating to it or any of its related bodies corporate in connection with such person formulating, developing or finalizing, or assisting in the formulation, development or finalization of, a Competing Proposal.

  In addition, during the Exclusivity Period, Perseverance must immediately notify Northgate if it is approached by any person to engage in activity that would breach the no-talk or no due diligence restrictions. Under the MIA, Northgate has a period of five Business Days in which to amend the Transaction to match or better any Superior Proposal received by Perseverance.

  The no-talk and no due diligence restrictions and the requirement to notify Northgate above do not apply to the extent that they restrict Perseverance or its Board from taking any action in respect of a bona fide Competing Proposal which was not encouraged, solicited or initiated by Perseverance, or to the extent that they require Perseverance to provide notification to Northgate, provided that Perseverance's Board has determined, in good faith and acting reasonably, that:

    the Competing Proposal is a Superior Proposal; or

    failing to respond in the manner contemplated to that Competing Proposal or providing notification to Northgate would likely cause Perseverance's directors to breach their fiduciary duty or other legal duties, after receiving written advice to that effect from their external lawyers.

  Perseverance must immediately notify Northgate if it relies on this exception.

  Break Fees

  Perseverance has agreed to pay Northgate A$2.5 million (exclusive of GST) in any of the following circumstances:

    there is a material breach by Perseverance of its obligations under the MIA;

    a Perseverance Regulated Event occurs between the date of the MIA and 8.00am on the Second Court Date;

    a Perseverance Material Adverse Change occurs or otherwise becomes known to Northgate between the date of the MIA and 8.00am on the Second Court Date);

    the Independent Expert:

  »

  gives a report to Perseverance that in its opinion the Shares Scheme is not in the best interests of Shareholders; or

  »

  having given a report to Perseverance that in its opinion the Share Scheme is in the best interests of Shareholders, changes that opinion for any reason; or

    at any time before the end of the Scheme Meeting, the Perseverance Board makes a public statement changing or withdrawing their support or recommendation of the Schemes or the Noteholders' Resolution or recommends a Competing Proposal.

Merger Implementation Agreement

  In addition, no amount is payable by Perseverance to Northgate if Shareholders fail to pass, by the requisite majorities, the resolution to approve the Share Scheme, or the condition precedent relating to approval of the Noteholders' Resolution is not satisfied, in circumstances where the Perseverance Board has not made a public statement changing or withdrawing their support or recommendation of the Schemes and Noteholders' Resolution, and has not recommended a Competing Proposal.

  Key Definitions

  Competing Proposal means any proposed or possible transaction or arrangement pursuant to which, if ultimately completed, a person (other than Northgate or a related body corporate of Northgate) would:

  (a)

  directly or indirectly, acquire an interest, a relevant interest in or become the holder of:

  (i)

  more than 50% of the Shares; or

  (ii)

  the whole or a substantial part or a material part of the business or property of Perseverance or the Perseverance Group;

  (b)

  acquire control of Perseverance, within the meaning of section 50AA of the Corporations Act; or

  (c)

  otherwise acquire or merge with Perseverance (including by a reverse takeover bid, reverse scheme of arrangement or dual listed companies structure).

  End Date means 31 March 2008, or such later date as Northgate and Perseverance may agree in writing.

  Exclusivity Period means the period commencing on the date of this Agreement and ending on the earlier of:

  (a)

  the termination of the MIA in accordance with its terms;

  (b)

  the Implementation Date; and

  (c)

  the End Date.

  Perseverance Material Adverse Change means an event, occurrence or matter other than:

  (a)

  that required to be done or procured by Perseverance pursuant to the MIA, the Schemes or an executive option cancellation deed;

  (b)

  as fairly disclosed in an announcement to the ASX prior to the date of the MIA or as fairly disclosed by Perseverance to Northgate in writing prior to the date of the MIA (provided that disclosure of the risk or possibility of an event, occurrence or matter happening shall not be a disclosure of an actual event, occurrence or matter happening);

  (c)

  an actual event, occurrence or matter which is known to Northgate prior to the date of the Agreement (which does not include knowledge of the risk or possibility of an event, occurrence or matter happening);

  (d)

  those arising from changes in general economic or business conditions in Australia including changes in rates of corporate taxation and interest rates; or

  (e)

  any other event, occurrence or matter which the parties agree in writing shall be excluded from this definition, which individually will, or is reasonably likely to, or when aggregated with all such events, occurrences or matters will, or is reasonably likely to:

Merger Implementation Agreement

  (f)

  diminish the value of the consolidated net assets of the Perseverance Group by A$5 million or more;

  (g)

  diminish the consolidated net profit after tax of the Perseverance Group in any financial year by A$2 million or more, excluding any costs and expenses incurred in connection with the Schemes; or

  (h)

  have a material adverse effect on the ability of Perseverance to perform its obligations under the MIA.

  Perseverance Regulated Event means the occurrence of any of the following:

  (a)

  Perseverance converts all or any of its shares into a larger or smaller number of shares;

  (b)

  Perseverance resolves to reduce its share capital in any way or reclassifies, redeems or repurchases directly or indirectly any of its shares;

  (c)

  Perseverance or any related body corporate of Perseverance:

  (i)

  enters into a buy-back agreement; or

  (ii)

  resolves to approve the terms of a buy-back agreement under the Corporations Act;

  (d)

  Perseverance or any related body corporate of Perseverance pays any amount to an employee or officer of the Perseverance Group in connection with the termination of their employment, or their ceasing to act as an officer of Perseverance or a related body corporate, other than pursuant to an agreement in force prior to 5 October 2007;

  (e)

  Perseverance declares, pays or distributes any dividend, bonus or other share of its profits or assets, or returns or announces an intention to return or agree to return any capital to its members;

  (f)

  Perseverance or any related body corporate of Perseverance:

  (i)

  issues or agrees to issue shares or instruments convertible into shares (each a Perseverance Security) to a person outside of the Perseverance Group; or

  (ii)

  grants or agrees to grant an option (including any performance right or right to have shares transferred) over or in respect of Perseverance Securities to a person outside of the Perseverance Group, other than an issue of Shares pursuant to the exercise of an Option or an executive option or the conversion of a Note.

  (g)

  Perseverance makes a material change or amendment to its constitution;

  (h)

  Perseverance or any related body corporate of Perseverance creates, or agrees to create, any mortgage, charge, lien or other encumbrance over the whole, or a substantial part, of its business or property;

  (i)

  Perseverance resolves that it be wound up;

  (j)

  a court makes an order for the winding up of Perseverance or of any related body corporate of Perseverance;

  (k)

  a liquidator, provisional liquidator or administrator of Perseverance or of any related body corporate of Perseverance is appointed;

Merger Implementation Agreement

  (l)

  a receiver or a receiver and manager is appointed in relation to the whole, or a substantial part, of the property of Perseverance or of any related body corporate of Perseverance;

  (m)

  after the date of announcement of the MIA:

  (i)

  Perseverance or any related body corporate of Perseverance acquires, offers to acquire or agrees to acquire one or more companies, businesses or assets (or any interest in one or more companies, businesses or assets) for an amount in aggregate greater than A$500,000, or makes an announcement in relation to such an acquisition, offer or agreement;

  (ii)

  Perseverance or any related body corporate of Perseverance leases or disposes of, offers to lease or dispose of or agrees to lease or dispose of one or more companies, businesses or assets (or any interest in one or more companies, businesses or assets) for an amount, or in respect of which the book value (as recorded in Perseverance's statement of financial position as at 30 June 2007) is, in aggregate greater than A$500,000, or making an announcement in relation to such a lease, disposition, offer or agreement;

  (iii)

  Perseverance or any related body corporate of Perseverance enters into, or offers to enter into or agrees to enter into, any agreement, joint venture or partnership involving a commitment of greater than 12 months other than in the ordinary course of business or which would require expenditure, or the foregoing of revenue, by the Perseverance Group of an amount which is, in aggregate, more than A$500,000 or which would bring the aggregate new capital expenditure commitments of the Perseverance Group since the announcement date to more than A$500,000, or makes an announcement in relation to such an entry, offer or agreement;

  (iv)

  Perseverance or any related body corporate of Perseverance makes any loans, advances or capital contributions to, or investments in, any other person, other than to or in Perseverance or any wholly owned related body corporate of Perseverance, or in the ordinary course of business; or

  (v)

  Perseverance or any related body corporate of Perseverance incurs any indebtedness (other than under the Financing Agreements) or issuing any indebtedness or debt securities other than in the ordinary course of business, or the business of the Perseverance Group not otherwise being carried on in the ordinary course;

  (n)

  Perseverance or any related body corporate of Perseverance executes a deed of company arrangement;

  (o)

  Perseverance or any related body corporate of Perseverance (as applicable) authorizes, commits or agrees to take any of the actions referred to in any of the foregoing paragraphs,

  provided that a Perseverance Regulated Event will not include a matter:

  (p)

  required to be done or procured by Perseverance pursuant to the MIA, the Schemes or an option cancellation deed;

  (q)

  which Perseverance is permitted to do, or not to do, under the carve-out to its exclusivity obligations or which Perseverance is permitted to do, or not to do, in connection with any Competing Proposal once the exclusivity period ends;

  (r)

  in relation to which Northgate has expressly consented in writing; or

Merger Implementation Agreement

  (s)

  previously announced to ASX or fairly disclosed by Perseverance to Northgate in writing prior to the date of the MIA.

  Scheme Booklet means the explanatory memorandum prepared, or to be prepared, by Perseverance in respect of the Schemes and despatched to Shareholders and Optionholders.

  Second Court Date means the first day on which the application made to the Court for orders pursuant to section 411(4)(b) of the Corporations Act approving the Schemes is heard or, if the application is adjourned for any reason, the first day on which the adjourned application is heard.

  Superior Proposal means a bona fide Competing Proposal which the Perseverance Board reasonably believes, acting in good faith, and after having taken advice from its financial and legal advisers:

  (a)

  is capable of being valued and completed, taking into account all aspects of the Competing Proposal; and

  (b)

  would, if consummated in accordance with its terms and taking into account, among other things, all legal, financial, regulatory, timing and other aspects of such proposal and the person making such proposal, result in a transaction more favourable to the Shareholders from a financial point of view than the terms of the Share Scheme.

  Financing Agreements

  Under the Financing Agreements:

    Northgate will acquire all of Perseverance’s existing bank debt from ANZ (amounting to US$30.6 million (A$33.5 million);

    Northgate will extend an additional bridging facility to Perseverance of up to US$22.8 million (A$25.0 million);

    Northgate and ANZ have entered into a put and call arrangement pursuant to which Northgate expects to acquire ANZ’s exposure of approximately US$43.8 million (A$48.0 million) to Perseverance’s gold hedges following completion of the Schemes;

    Northgate will obtain a first ranking security (subject to one immaterial exception) over all the assets and undertakings of Perseverance and certain of its subsidiaries, by way of the assignment of existing securities held by ANZ and the granting of new securities by Perseverance and certain of its subsidiaries over certain of their assets and undertakings;

  The bridging financing will attract interest at a rate of BBSY + 4.5% on drawn amounts, and a commitment fee of 4.5% on the facility amount. These amounts will only be payable following the successful completion of the Transaction or termination of the MIA.

  In the event that the Transaction does not close as a result of another person acquiring an interest in Perseverance of more than 20%, the bank debt and bridging facility will become immediately repayable in full, and Perseverance will be required to immediately close out the gold hedges.

  In the event that the Transaction does not close for any other reason, Perseverance is required to repay the principal amount of all bridge financing plus accrued interest and fees within three months of the relevant termination date. The remaining bank debt and the gold hedges will remain on foot and subject to their current terms (although the bank debt will be owned by Northgate, and Northgate or its nominee will become the counterparty to the gold hedges).

Merger Implementation Agreement

Execution Page

Executed by Northgate Minerals Corporation

/s/ Kenneth Stowe	/s/ Patrick Downey
Director Signature	Capacity:

Kenneth Stowe	Patrick Downey
Print Name	Print Name

Executed in accordance with section 127 of the
Corporations Act 2001 by Perseverance
Corporation Limited:

/s/ John Quinn	/s/ Brian M. Phillips
Director Signature	Director/Secretary Signature

John Quinn	Brian M. Phillips
Print Name	Print Name